SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of July 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Exhibit List

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995 any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 12 August 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

Tomkins

Annual Report April 2002



World class global engineering group with market and technical leadership

Tomkins is a world class global engineering and manufacturing group with market and technical leadership across three businesses; Air Systems Components, Engineered & Construction Products and Industrial & Automotive.

Tomkins is committed to enhancing shareholder value through increasing the economic value of its businesses by concentrating in product and geographic markets in its chosen sectors where the businesses have sustainable competitive advantage, and which offer prospects for profitable growth.

Contents

Highlights

- Relatively strong trading performance in generally weak markets
- Strategic review completed following appointment of James Nicol as CEO
- Excellent cash generation with net cash of £150.8 million (2001: net debt £6.2 million)
- Significant progress in strategic manufacturing initiatives
- Sales from continuing operations up 1.2 per cent to £3.4 billion (2001: £3.3 billion)
- Operating profits before goodwill amortisation from continuing operations lower by 13.8 per cent to £265.9 million (2001: £308.5 million) after charging restructuring costs of £26.1 million (2001: £9.4 million)
- Profit before tax increases to £264.4 million (2001: £144.0 million)
- Earnings per share before goodwill amortisation and the effect of disposals up 1.0 per cent to 20.1 pence (2001: 19.9 pence)
- Earnings per share of 19.2 pence (2001: 1.8 pence)
- Dividends for the year maintained at 12.0 pence per share

	2002 **£ million**	2001 (restated) £ million	Change
Sales:			
– continuing businesses	**3,373.8**	3,335.1	+1.2%
– discontinued businesses	**–**	770.4	
Total sales	**3,373.8**	4,105.5	-17.8%
Operating profit before gains on disposal and goodwill amortisation:			
– continuing businesses	**265.9**	308.5	-13.8%
– discontinued businesses	**–**	11.5	
Total operating profit	**265.9**	320.0	-16.9%
Profit before tax	**264.4**	144.0	+83.6%
Profit after tax	**192.9**	57.1	+237.8%
Basic earnings per share before gains on disposal and goodwill amortisation	**20.1p**	19.9p	+1.0%
Total dividend per share	**12.0p**	12.0p	–
Net cash/(debt)	**150.8**	(6.2)	

Share price



275
250
225
200
175
150
125
100
75
May 2001
April 2002

- Tomkins
- FTSE All Share
- FTSE Engineering and Machinery
- Peer group average

Group at a glance

Locations



Air Systems Components
Engineered & Construction Products
Industrial & Automotive

Air Systems Components	2002	2001
Sales	**£516.4m**	£487.9m
Operating profit	**£53.8m**	£55.3m
Operating margin	**10.4%**	11.3%
Net operating assets	**£144.9m**	£138.8m
Return on net operating assets	**37.1%**	39.8%
Capital expenditure	**£16.1m**	£12.4m
Depreciation	**£17.9m**	£13.8m
Employees	**6,909**	7,129

Business unit	Proportion of 2002 sales	Products	Primary markets
Hart & Cooley	32%	• Grilles, registers and diffusers • Flex ducting and venting	• Residential construction
Air Systems	26%	• Grilles, registers and diffusers • Terminal boxes	• Commercial and industrial construction
Ruskin	23%	• Louvers, dampers, grilles and screens • Fire, smoke and air control dampers and airside and waterside control fan coil units • Grilles, diffusers and dampers	• Commercial and industrial construction
Lau	19%	• Axial and centrifugal fan components and systems • Exhaust fans	• Heating, ventilating and air-conditioning manufacturers and commercial and industrial construction

Engineered & Construction Products

	2002	2001
Sales	£871.5m	£878.9m
Operating profit	£77.8m	£85.4m
Operating margin	8.9%	9.7%
Net operating assets	£231.3m	£248.3m
Return on net operating assets	33.6%	34.4%
Capital expenditure	£16.3m	£20.7m
Depreciation	£25.2m	£22.2m
Employees	10,104	10,915

Business Unit	Proportion of 2002 sales	Products	Primary markets
Lasco	33%	• Baths and whirlpools • PVC, CPVC and HDPE pipe fittings • Composite panels	• Residential, manufactured housing • Commercial, residential and industrial construction • Recreational vehicles, trucks and trailers
Wheels and Axles	21%	• Non-drive axles and wheels	• Trucks and trailers industrial utility, manufactured housing and recreational vehicles
Doors and Windows	19%	• Vinyl and aluminium windows, venting and doors	• Residential construction, manufactured housing and recreational vehicles
Material Handling	16%	• Automotive conveyors • Scrap handling systems and conveyor belts	• Automotive factories • Automotive and industrial primary metal working
Other	11%	• Valves and pumps	• Commercial, industrial, residential and institutional construction

Industrial & Automotive

	2002	2001
Sales	£1,985.9m	£1,968.3m
Operating profit	£146.9m	£191.8m
Operating margin	7.4%	9.7%
Net operating assets	£780.6m	£870.2m
Return on net operating assets	18.8%	22.0%
Capital expenditure	£98.4m	£104.6m
Depreciation	£86.7m	£76.8m
Employees	23,596	25,400

Business Unit	Proportion of 2002 sales	Products	Primary markets
Power Transmission	40%	• Synchronous belts, V-belts, micro V-belts, accessory drive systems, synchronous drive systems	• Automotive original equipment and aftermarket (timing and accessory drives) • Industrial original equipment and aftermarket (outdoor power equipment, office machines etc.)
Fluid Power	16%	• Industrial hose and connectors • Transfer hose	• Industrial, construction, agricultural and mobile equipment, hose and connector applications
Wiper Systems	14%	• Wiper systems and components	• Automotive original equipment and aftermarket
Fluid Systems	12%	• Fuel products • Valve products • Thermostats • Automotive hose	• Automotive and industrial – fuel valves/caps and radiator caps for cars and trucks; curved hose for mobile markets
Other	18%	• Automotive accessories, radiator cores • Clamps and formed fibre	• Automotive and industrial aftermarkets

Chairman's statement

The financial year to 30 April 2002 was another very busy and eventful period for Tomkins. Our trading performance was good against a background of weak trading conditions in many of our markets. We continued to bring to market a range of new products demonstrating our technical leadership. Cash flow was extremely positive further strengthening the Group's financial position.

Trading performance
During the year ended 30 April 2002, Group turnover was £3,373.8 million (2001: £4,105.5 million) with turnover from continuing businesses up by 1.2 per cent. Group operating profit before exceptional gains on disposals and goodwill amortisation was down 16.9 per cent to £265.9 million (2001: £320.0 million) with operating profit from continuing businesses down by 13.8 per cent. Before exceptional gains on disposals and goodwill amortisation, profit before tax amounted to £272.5 million (2001: £299.3 million) and basic earnings per share were 20.1 pence (2001: 19.9 pence). After exceptional gains on disposals of £2.4 million and goodwill amortisation of £10.5 million, profit before tax was £264.4 million (2001: £144.0 million) and earnings per share were 19.2 pence (2001: 1.8 pence).

Operating cash flow, (defined as EBITDA, before exceptional gains on disposals, less net capital expenditure and working capital movement for the period), was £380.9 million (2001: £249.3 million).

Capital structure
Since the announcement of the disposal of Ranks Hovis McDougall on 21 July 2000, the Group has bought back around £360 million of its shares in the market. The Board considers share buy backs to be one way of delivering shareholder value. At the present time the Board does not propose to make any further purchases, so that existing funds can be better utilised in meeting the investment needs of businesses going forward. However the authorities remain in place to recommence the programme should circumstances change.

The Board
James Nicol, aged 48, joined the Board as Chief Executive Officer on 18 February 2002. He was previously President and Chief Operating Officer of Magna International Inc., the North American automotive component and systems manufacturer, based in Aurora, Ontario, Canada.

David Snowdon, who has been a director and the Chief Operating Officer of Tomkins plc since 1996, is to leave the Board and the Company on 30 June 2002. Richard Marchant, who has been Company Secretary since 1979 and Administration Director since 1982, has advised the Board of his intention to retire before the Annual General Meeting on 6 September 2002 and an announcement about his successor will be made shortly. The Board would like to thank Richard and David for their major contribution to the Group and wish them well for the future.

Jack Keenan, aged 64, joined the Board as a non-executive director on 1 November 2001 and became a member of the Audit Committee and the Remuneration Committee. He was previously Deputy Chief Executive of Guinness United Distillers & Vintners Ltd and an executive director of Diageo plc.

Change of year end
The Board has decided to change the Company's accounting reference date from 30 April to 31 December. We have also decided to introduce quarterly reporting with effect for the year ending 31 December 2003, commencing with the three month period to 31 March 2003.

The effects of these changes on the Company's reporting, dividend payment and Annual General Meeting schedules are explained in the Financial review.

Dividend
The Board has recommended a final dividend of 7.4 pence per share payable on 7 October 2002 to shareholders on the register on 6 September 2002. This final dividend, together with the interim dividend of 4.6 pence per share paid on 8 April 2002, gives a total for the year of 12.0 pence per share (2001: 12.0 pence per share).

Management and employees
During the year, our businesses have had to deal with difficult markets, alongside a range of reorganisation and restructuring that has placed an enormous demand upon our people. The Board would like to thank all of them for their considerable efforts during the year and for their continuing support and commitment.

Outlook
Trading prospects in our principal markets are difficult to predict for the remainder of 2002. Economic conditions generally are uncertain but there are some signs of a modest improvement in demand, particularly within the industrial and automotive sectors. It is too early to say if this is indicative of a continuing trend.

We are confident that our focus and investment in new technologies and strategic cost management projects provide the platform for continued growth in shareholder value in the future.

David Newlands
Chairman

David Newlands
Chairman



Chief Executive's statement

Review of operations
Since I joined Tomkins in February of this year, I have found that we have good businesses with experienced and dedicated management, strong market positions and upper quartile returns versus our peers. We have a central function that is efficient, particularly in the area of financial reporting and control. We have a very strong balance sheet with net cash.

During the year ended 30 April 2002, our businesses did well in difficult markets. The final quarter ended on a reasonably strong note, especially in Industrial & Automotive. This strength has continued into May but it is too early to be confident that this is a continuing trend.

There is still a lot of uncertainty in the markets and a lot of conflicting signs, particularly in our construction businesses. This makes predicting our prospects for the year difficult. Our businesses are flexible however and can respond to an upturn when it occurs. In fact, because of cost reduction initiatives, we have tremendous operational gearing.

Strategy
What we need at Tomkins more than anything else is a change in culture. The old Tomkins was run as a holding company with a broad range of businesses. It took on the insurance model of spreading risk by being in as many markets as possible – so there was little in the way of dialogue between the operations. Because of this risk-averse culture, there was little incentive to make the sort of investment, particularly in new products and new technologies, upon which long term economic growth is based. This sort of approach may have been appropriate in the past, but it is certainly not appropriate today.

We need to change to a more entrepreneurial culture. We need to look at profitably growing the top line because it is the only way to bring about consistent growth in profits, cash flow and ultimately economic value, which underlines shareholder value.

But what does this culture change mean in practice? Our strategy is made up of a number of elements:

James Nicol
Chief Executive



Continuing to build upon our existing strong manufacturing businesses supplying systems and components to industrial, automotive and construction markets worldwide.

I can already see the benefits of the type of relatively limited diversification at Tomkins. So we will focus on the markets that we currently serve and see how we can expand into related areas. That is not to say that there will be no portfolio changes. There is a need for more focus in some areas, but there will be no leap into the unknown.

Focusing upon the application of technology to meet customer needs. Leading edge technology will be developed internally or acquired, either directly or in partnership, to be applied to the creation of innovative products.

We need to greatly increase our technology base as a means of driving top line, and ultimately bottom line, growth. We have been good at developing our own technology, particularly in the powertrain area through our excellent technical centres in Rochester Hills, Michigan, Aachen, Germany and Nara, Japan, but we want to increase the rate of product development very significantly by further promoting innovation and by buying, partnering, licensing and other means of obtaining technology that gives us the leading position in our chosen markets.

Achieving top line organic growth through focusing upon the development of products, markets and customers. This will be supplemented through bolt on acquisitions where we can add to our competitive positions and larger acquisitions where we believe they can achieve our aim of developing the business into higher technology areas.

Investment in growth will be both organic and by acquisition. Bolt on acquisitions will continue where they can add to our competitive positions. The acquisition of American Metal Products is a good example. Larger acquisitions will also be considered where we believe they can achieve our aim of developing the business in higher technology areas. Our approach with acquisitions will always be to consider the value that can be created by integrating them into the Group.

Creating a best-in-class management team and culture with the ability to respond rapidly to change, supported by a compensation structure that encourages and rewards entrepreneurship and is aligned closely to the interests of shareholders.

We have already made some progress here. The management structure has been flattened by eliminating the post of Chief Operating Officer.

I have also reorganised the Industrial & Automotive group. The Gates Rubber businesses, which comprise the power transmission and fluid power divisions, now report to me through Richard Bell. The others, fluid systems and wiper systems, which were acquired after Gates, now report to me via Tony Reading.

As well as flattening the management structure, there will be a greater increase in the level of training across all our people. From senior management to the shop floor, everyone should have the opportunity to learn the skills that will help them improve their lives and make a better contribution in the workplace.

Leveraging our existing customer relationships through the supply of a broader range of systems and products, and developing further our global relationships with customers that have global operations.

As we build up our technology base, we will be able to serve our customers better. We have many of the major brands in our industries, which gives us a strong basis of trust with our customers. Brands like Ruskin, Hart & Cooley and Gates are top of mind in their markets. We need to work in partnership with our customers to help them produce a better product more economically.

For example, I see a lot of opportunities to build on Gates' undoubted expertise in engine front end systems to other parts of the powertrain/drivetrain. We recently received the GM Supplier of the Year award for powertrain, which is an indication of our customers' belief in our abilities in this product area. We also have enormous opportunities to leverage our strength in the aftermarket. At Tomkins, this is one of our great strengths, and what we need to do is to secure more products to drive through the distribution pipeline.

Maintaining and improving our position as a low cost producer through strategic manufacturing initiatives, increased application of lean and six sigma techniques and the sharing of best practice across all businesses.

We have already carried out a number of initiatives in this area and I believe that there is much more that we can do. In some areas we have only just begun to scratch the surface of lean manufacturing and six sigma. In others, we are doing well but there is more to be done. I have asked one of our senior executives to focus entirely upon the group wide introduction of the best manufacturing practices and how to share them more effectively.

We have also been looking at further strategic manufacturing initiatives which will lead to the much better use of corporate assets by freeing up machine time and floor space.

Since I joined the Tomkins team in February of this year, I have found that we have good businesses with experienced and dedicated management, strong market positions and solid relative returns. We have a central function that is efficient, especially in the area of financial reporting and control. We have a very strong balance sheet with net cash.

Continuing to review rigorously those businesses that fail to make an adequate return in excess of their cost of capital or that do not demonstrate the capability of adding economic value to the Group in the longer term. An exit route will be found for those that are not expected to reach the required standards, allowing resources to be focused into higher value creating areas.

Although most of our businesses are strong with excellent potential, there are some which have held us back in recent years, and which need special attention. This they will get if they have potential; otherwise we will look to find an exit route. Resources will be redirected from those areas not able to create long term sustainable value to those that can.

Maintaining the highest standards of financial control and reporting within the businesses and the Group as a whole.

The Group already has the most rigorous financial reporting and control systems in place. I believe that an entrepreneurial culture balanced with sound financial discipline will be the key to driving future value.

Developing an efficient capital structure which has strength and flexibility to support the growth of the business.

We are largely there already. We have longer term debt balanced by cash reserves that we can use to acquire necessary technology.

Continuing to communicate transparently with the investment community and other stakeholders.

Lastly, we will keep an open dialogue with all our stakeholders, especially the investment community. This process has already begun and we will have the highest levels of disclosure, tempered only by the occasional need for commercial confidence.
One important new enhancement is the introduction of quarterly reporting, which I hope will further increase the level of transparency.

To sum up:
I have been impressed by what I have found since I joined Tomkins. We already have a good foundation for growth and we have many cost and revenue initiatives in place that are coming to fruition during the rest of this year but more importantly in 2003.

A focus on new technologies and strategic manufacturing initiatives provides the platform for continued growth in value in the future.

When we complete the changes I envisage, we will achieve what many companies seek – a large enterprise of global presence with an entrepreneurial culture that accelerates growth.

James Nicol

James Nicol
Chief Executive

A focus on new technologies and strategic manufacturing initiatives will provide the platform for continued growth in value in the future. When we complete the cultural and other changes I envisage, we will achieve what many companies seek – a large enterprise of global presence with an entrepreneurial culture that accelerates growth.

Board of directors

1 David Newlands FCA
Non-executive Chairman (age 55)

Appointed to the Board in August 1999. Appointed Chairman in June 2000. Former Finance Director of The General Electric Company, p.l.c. Non-executive director of several companies, including The Standard Life Assurance Company and The Weir Group PLC. Former non-executive Chairman of Britax International plc.

2 James Nicol
Chief Executive Officer (age 48)

Appointed to the Board on 18 February 2002. Former President and Chief Operating Officer of Magna International Inc., the Canadian automotive parts company.

3 Ken Lever BSc FCA
Finance Director (age 48)

Appointed to the Board on 1 November 1999. Joined Tomkins from Albright & Wilson Ltd, having previously been Finance Director of Alfred McAlpine PLC and Corton Beach plc.

4 Anthony Reading MBE FCA
Chairman – Tomkins Corporation (age 58)

Appointed to the Board in December 1992. Joined from Pepe Group having previously worked for BTR as a divisional Group Chief Executive.

5 David Snowdon BSc FCA
Chief Operating Officer (age 57)

Appointed to the Board in April 1996. Joined Tomkins from Hanson PLC. He is to leave the Board on 30 June 2002.

6 Richard Marchant FCA
Administration Director and Company Secretary (age 55)

Appointed to the Board in October 1982. Joined Tomkins from Leigh Interests plc. He has announced his intention to retire from the Board before the Annual General Meeting on 6 September 2002.

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7 Norman Broadhurst
Non-executive Director (age 60)

Appointed to the Board in December 2000. He is currently Chairman of Chloride Group PLC and Freightliner Limited. He is also a non-executive director of Cattles plc, Old Mutual plc, Taylor Woodrow plc and United Utilities PLC. Before taking up these non-executive positions, Norman was group finance director of Railtrack PLC from 1994 to 2000 and for the previous four years was joint deputy chief executive and finance director of VSEL Consortium PLC.

8 Jack Keenan
Non-executive Director (age 65)

Appointed to the Board in November 2001. He was Deputy Chief Executive of Guinness United Distillers & Vintners Ltd and an executive director of Diageo plc until he retired in October 2001. He is also a non-executive director of Marks and Spencer Group p.l.c. and The Body Shop International plc and a patron of the advisory board of the Cambridge Centre for International Business and Management.

9 Ken Minton
Non-executive Director (age 65)

Appointed to the Board in December 2000. He has spent most of his career at Laporte plc where he was Managing Director for five years and then Chief Executive for ten years. Following his retirement in 1995, he became non-executive Chairman of John Mowlem & Company PLC until 1998 and was also non-executive Chairman of SGB Group Plc until 2000. In 1997 he became non-executive Chairman of Arjo Wiggins Appleton PLC, becoming executive Chairman in January 1999, retiring in November 2000 following its acquisition by the Worms Group. He is currently the executive Chairman of Inveresk PLC as well as a non-executive Director of Solvay SA.

10 Sir Brian Pitman FCIB
Non-executive Director (age 70)

Appointed to the Board in June 2000. He was Chairman of Lloyds TSB Group plc until retiring in April 2001. He is currently the non-executive Chairman of NEXT plc and a non-executive director of Carlton Communications Plc and The Carphone Warehouse Group PLC.

11 Marshall Wallach BA MBA
Non-executive Director (age 59)

Appointed to the Board in August 1999. An investment banker, based in Denver, Colorado, who advises the Gates family interests.


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Air Systems Components

Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for architectural, commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.

An industry first for high temperature fans

In response to new high temperature grilling methods in the fast food industry we developed a roof-mounted extractor fan capable of operating at 500°F. The unit incorporates design features to dissipate heat from critical bearings, allow for easy maintenance and quick installation. Safety controls protect the entire kitchen by automatically switching off the grill should the fan fail. Hot airborne grease particles are separated from the air flow by centrifugal force to prevent rooftops becoming laden with grease in contravention of US Fire Codes. We have been selected to provide these fans to Burger King, one of the world's largest quick serve restaurant chains.



Operating review: Air Systems Components continued

Operating mainly within North America, the businesses had to contend with contrasting market conditions, with weaker commercial and industrial construction activity and a volatile but stronger than expected residential market. In the calendar year 2001, US non-residential construction spending was down by around 7 per cent (a reduction in square footage of around 12 per cent) but residential housing starts increased by around 4 per cent. Overall, sales were ahead of last year at £516.4 million (2001: £487.9 million) but operating profits were lower at £53.8 million (2001: £55.3 million). In constant currencies, and adjusting for acquisitions, sales and operating profit were lower by 7.7 per cent and 9.8 per cent respectively. Lower operating margins of 10.4 per cent (2001: 11.3 per cent) reflected the operational gearing effect of lower volumes and some pricing pressures in the residential market, offset by a favourable product mix and the benefit of cost reduction initiatives.

Strict control of discretionary spending, implementation of further lean manufacturing initiatives and other productivity and efficiency measures helped to mitigate some of the effects of these difficult trading conditions. Further rationalisation resulted in the closure of three manufacturing facilities. Overall head count was reduced by 5 per cent (excluding the effect of the acquistion of American Metal Products) and annual cost savings of around £6.0 million were achieved.

Sales and profits in the US residential market were in line with last year despite strong competitive pricing pressures. American Metal Products, which was acquired for $40 million in November, has now been fully integrated. This acquisition broadened our product offering by the inclusion of venting and gutter protection ranges, strengthened our manufacturing base with plants in Mississippi and Mexico, and expanded our distribution capabilities, particularly into the important US West Coast market.

Sales of components to original equipment manufacturers in the commercial heating, ventilation and air conditioning market were difficult. Weak end markets, coupled with some destocking by customers, led to sales and profits being substantially down on the previous year. Performance in the industrial and commercial markets, was better with overall operating profits similar to last year, helped by continued improvements in efficiency and some market share gains. The Titus product range was expanded by the acquisition of the fan coil business of Superior Rex. The new manufacturing facility in Thailand was commissioned during the year and its initial product range, which included comfort control dampers, fire dampers and smoke dampers which were installed in Bangkok's new mass rapid transport system, is being expanded.

The development of new products has been stimulated by the continual strengthening of regulations for improved indoor air quality, customers' requirements for reduced building energy consumption and the architects' demands for components that blend into a building's design. Several have been brought to the market during the year including a storm-proof louvre with an outside air measuring station, a high temperature restaurant exhaust blower with enhanced grease extraction capabilities, a round architectural diffuser for use with increasingly popular exposed ductwork applications and a specialized fan for air conditioning trucks at overnight stops. In addition, our research facilities have developed sophisticated computational fluid dynamics software to enable architects and engineers to model accurately the flow of air around a building, thereby optimizing the configuration of the air handling system.

Our Air Systems Components businesses, based mainly in North America, have made good progress during the year with the integration of two acquisitions that have extended their product range, geographic reach and manufacturing base. With a combination of cost control and product innovation, they have been able to perform well in mixed market conditions.

Sales to end markets

Industrial and commercial construction	
Residential construction	



36%
64%

Market positions % of sales from markets in which business unit is number 1 or number 2

Industrial and commercial construction	
Residential construction	



78
78
59
37
96

Market share code: H if 30% or greater M if 11% to 29% L if 10% or less	Number 1 Number 2 Average market share

American Metal Products – a model acquisition

In November 2001, our Air Systems Components group acquired American Metal Products ('AMP'), a manufacturer of grilles, registers and diffusers, vent products and gutter protection systems with plants in Olive Branch, Mississippi and Mexicali, Mexico. AMP was an addition to our existing Hart & Cooley business, with both supplying the US residential market.

This acquisition gave us three benefits – it strengthened our manufacturing base, broadened the range of products that could be put through our existing distribution channels and expanded those distribution capabilities, particularly into the important West Coast market.

At the Mexicali plant, its skilled workforce has already integrated the plant into Hart & Cooley, introduced lean manufacturing resulting in a total reconfiguration of the shop floor and developed plans to use freed up capacity for an increase in manufacturing output.

The acquisition of AMP is a model for further bolt on acquisitions that can add great value to our Air Systems Components businesses.

Engineered & Construction Products

Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.

A new benchmark for energy efficiency
Our new 9000 series window system is a flexible and versatile range of windows with outstanding energy efficiency, thermal performance and low sound transmission. Engineered with substantial multi-chambered virgin vinyl frames the window achieves superior structural performance and allows for enlarged distance between glass panes to increase insulation effectiveness. The 9000 series will be featured in an 'EnergyWise' house building project on nationwide American TV.



Operating review: Engineered & Construction Products continued

Overall turnover was in line with last year at £871.5 million (2001: £878.9 million) but operating profits reduced to £77.8 million (2001: £85.4 million). In constant currencies, and adjusting for disposals, sales were down 8.2 per cent and operating profits were down 15.2 per cent. Lower operating margins of 8.9 per cent (2001: 9.7 per cent) reflected the low margins on contract revenues in material handling, the operational gearing effect of lower volumes, some pricing pressures in the Lasco pipe fittings business and the plant closure costs in the Philips doors and windows business. Cost reduction initiatives in the businesses have contributed around £3.0 million of benefits in the year and overall the head count has been reduced by 5 per cent.

Lasco Bathware and Fittings
(33 per cent of business group's turnover)

Overall sales in local currencies were 6.4 per cent ahead of last year and profits were 5.1 per cent ahead. Bathware performed well helped by relatively buoyant US residential construction and home improvement markets and its relationship to supply own label products to Whirlpool. Fittings had a tough year as its important irrigation market weakened and PVC raw material price increases cut into margins. Since the end of the financial year, Lasco Composites has been sold to Crane Co. for $43.5 million in cash.

Philips
(19 per cent of business group's turnover)

Sales of doors and windows were down by 5.2 per cent but profits showed improvement even after incurring costs of £2.3 million to exit from the Cucamonga aluminium window business in California. Its core business of supplying the manufactured housing and recreational vehicle market picked up towards the end of the year after difficult trading conditions. However good progress has been made in building a position in the residential vinyl door and window market with the launch of its high specification, thermally efficient Marquee range.

Material Handling
(16 per cent of business group's turnover)

Dearborn Mid-West, whose principal customers are the large US automobile manufacturers and the US Postal Service, had a very difficult year with sales and profits substantially down on last year. The automotive manufacturers significantly reduced their capital investment and refurbishment projects and the US Postal Service diverted investment towards the detection of dangerous contaminants in the mail following the tragic events of 11 September 2001. Mayfran, which supplies waste handling systems to the engineering industry around the world, did well in a weak market with sales and profits similar to last year.

Dexter Wheels and Axles
(21 per cent of business group's turnover)

Dexter, which supplies wheels and non-drive axles for recreational vehicles, manufactured housing and truck and other trailers, produced an excellent performance despite the depressed state of some of its major markets. Although sales were down by 4.1 per cent, improvements in manufacturing efficiency and strict cost control mitigated the impact on profits. In particular, it did well in the utility and industrial market and latterly in the improving recreational vehicle market.

Valves, Taps and Mixers
(11 per cent of business group's turnover)

The UK business was affected by the slow down in the UK construction market and the consequent de-stocking by distributors and so sales and operating profits were lower. In South Africa and North America trading performance was marginally ahead of last year, despite weak markets.

Our Engineered & Construction Products group has weathered some particularly difficult markets for many of its products to produce a satisfactory performance for the year. This was achieved through strict control over discretionary costs, improvements in manufacturing efficiencies and the introduction of new products.

Sales to end markets
Industrial and commercial construction
Residential construction
Manufactured housing
Recreational vehicles
Automotive
Industrial equipment
Truck and trailer



3%
5%
20%
36%
15%
7%
14%

Market positions % of sales from markets in which business unit number 1 or number 2
Lasco Bathware
Lasco Fittings
Doors and Windows
Wheels and Axles
Material Handling



71
19
100
67
93.3
96
72

Market share code:	
H if 30% or greater M if 11% to 29% L if 10% or less	Number 1 Number 2 Average market share

The need for continual improvement in efficiency and quality
All of Tomkins business groups are committed to maintaining and improving our position as a low cost producer through strategic manufacturing initiatives, increased application of lean and six sigma techniques and the sharing of best practice across all businesses.

We have already carried out a number of initiatives in this area but we believe that there is much more that we can do. In some areas, we have only just begun to scratch the surface of lean manufacturing and six sigma, intended to reduce manufacturing time and costs and increasing the quality of production. In others, we are doing well but there is more to be done. One of our senior executives now focuses entirely on the group wide introduction of the best manufacturing practices and how to share them more effectively between operations.

We have also been looking at further strategic manufacturing initiatives to better use corporate assets by freeing up machine time and floor space. The long term benefit will be increasing operating efficiency and a more competitive cost base.

Industrial & Automotive

Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Power Transmission, Fluid Power, Fluid Systems and Wiper Systems, selling to original equipment manufacturers and the replacement markets throughout the world. In addition the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stant, Schrader and Trico.

New generation of drive belts opens market opportunities
In partnership with our major automotive customers we have developed a unique 'Micro V™' belt with approximately four times conventional load capacity. The belt facilitates a new generation of car engines capable of temporarily 'shutting-off' at traffic lights to reduce fuel usage and environmentally-damaging emissions. The scientific challenge was to create a belt that is both flexible and strong. We achieved this by using our skills in system engineering, material and composite science – and we did it quickly using advanced computer tools to create 'virtual prototypes' for stress, reliability and efficiency testing prior to manufacture.



During the financial year, the world's automotive manufacturers produced a mixed performance with estimated production down around 10 per cent in North America, flat in Europe and slightly lower in the Far East. In the USA, production levels were better than might have been the case after the tragic events of 11 September 2001, as customer incentives stimulated sales.

During the year ended 30 April 2002, the Industrial & Automotive group reported sales in line with the previous year at £1,985.9 million (2001: £1,968.3 million). Operating profits of £146.9 million (2001: £191.8 million), were after charging £26.1 million for restructuring costs across a number of its businesses (2001: after crediting exceptional income of £18.7 million on the Bando settlement and charging restructuring costs of £9.4 million). Excluding the effects of currency translation, disposals and the exceptional restructuring costs and income, sales and operating profits were down 2.0 per cent and 3.3 per cent respectively compared to the previous year. Operating margins before restructuring costs were 8.7 per cent (2001: 9.3 per cent before restructuring costs and other operating exceptional items) with cost savings and product and market mix largely mitigating the effect of operational gearing from lower volumes and pricing pressures.

During the year, manufacturing cost improvement programmes contributed around £15 million of benefit and head count reduced by around 6.5 per cent. We have also made significant progress in improving efficiencies across many of our plants by the use of lean manufacturing and six sigma techniques. As explained in the Financial review, additional restructuring programmes are now being implemented which are likely to give rise to further exceptional operating costs of approximately £30 million in the eight month accounting period to 31 December 2002.

Power Transmission
(40 per cent of business group's turnover)

Although the reduction in world automotive production affected business with the original equipment manufacturers, the results benefited from a resilient performance in the less cyclical aftermarket. Therefore turnover during the year was down around 1.8 per cent compared with the previous year and operating profits were higher by 4.0 per cent.

North America, which currently comprises just over half of the Power Transmission business, saw turnover slightly down but reported profits ahead of last year. In Europe, a small increase in turnover produced lower profits mainly due to the short term effect of supplying inventory from the USA during the transfer of some production from Belgium to Poland. In the Far East, the businesses benefited from earlier reorganisations and performed satisfactorily despite difficult market conditions.

The Power Transmission division has put in place several cost reduction plans to contain discretionary spending and these have already shown benefits, particularly in North America. In the longer term, several strategic manufacturing plans are being implemented. These include the construction of the new manufacturing facilities in Poland for the European market and in Thailand for the Far East market. A new Polychain plant to supply drive belts to the motorcycle industry is currently being commissioned in Dumfries, Scotland and will be operational shortly.

A number of Power Transmission product developments have seen good progress during the year. The Gates Engine Module, which consolidates an engine's front-end systems into a single assembly, has attracted considerable interest from manufacturers. The division is also in discussions with a number of car companies about its Electromechanical Drive System, which uses leading edge belt technology together with a combined starter motor and alternator to produce a stop start engine configuration. The Polychain belt for motorcycles is now being supplied to several of the world's leading manufacturers including BMW and Harley Davidson.

Our Industrial & Automotive businesses supply a broad range of innovative products to nearly all of the world's manufacturers of cars, trucks and industrial equipment. It is also a major supplier of parts to the industrial and automotive aftermarket. In its markets, it is recognised for its superior performance in terms of quality, service, technology and price.

Sales to end markets

Automotive original equipment	
Automotive aftermarket	
Industrial original equipment	
Industrial aftermarket	



12
North America (100%=£1,335m)
40
24
8
24
Europe (100%=£418m)
15
Rest of the World (100%=£233m)
11
20
Total (100%=£1,986m)

Market positions % of sales from markets in which business unit is number 1 or number 2

Power Transmission	
Fluid Systems – closure caps	
Fluid Systems – valves	
Fluid Systems – RTPM valves	
Fluid Systems – thermostats	
Fluid Power	
Wiper Systems	



H
12
100
100
M
100
100
100
100
29
100
M
79
80
80

Market share code: H if 30% or greater M if 11% to 29% L if 10% or less	Number 1 Number 2 Average market share

Tomkins reaches out to Asia

Relatively small but growing is an apt description of our business in Asia. From its origins as a joint venture formed in 1971 between Uniroyal Group and Nitta Corporation, a publicly traded company in Japan, the business has grown today to revenues of $227m.

Tomkins presence in Asia is through the Gates Unitta Asia joint venture in which Gates holds a 51 per cent interest. It has manufacturing facilities in Japan, South Korea and China and recently construction of a new facility in Thailand has commenced. Our primary focus at the moment is power transmission products sold into the automotive OEM and aftermarkets throughout Asia. Sales are made into all parts of North East and South East Asia through a growing distribution network, which includes a stock forwarding location in Singapore and various outlets throughout the region. Considerable opportunities exist to develop and expand the product range in the region as markets expand.

Visiting the manufacturing location in Suzhou, a city one and a half hours drive from Shanghai, you cannot fail to be impressed by the scale of industrial development and economic expansion in the region. Already 81 of the Fortune 500 companies are located in this area and in the first quarter of this calendar year a further 232 companies have located there.

In Japan our business is well established. Nitta Corporation is a long standing partner of Gates since it acquired the Uniroyal business in the eighties. Nara in Japan is where the regional centre is located and is also the technology base for the region. This has close links with the group's other technical centres in Aachen and Detroit.

In South Korea, the other major production location in the Asia region, the business has developed from its initial original equipment sales to the Hyundai Corporation to one which now produces a large range of power transmission products for the automotive and industrial markets.

Relatively small it may be, but the opportunities for growth are significantly building on a long and well established base in the region.

Fluid Power
(16 per cent of business group's turnover)

This business, which supplies the construction, mining, agricultural and other industrial equipment markets, had a difficult year as many of its customers cut back significantly on production. However its rapid and focused response to this downturn led to an overall satisfactory performance, with reported sales and profits down by only 9.6 per cent and 2.6 per cent respectively.

New product initiatives have continued with sales being achieved for Tuff Coat, a patented plating process, Xtra Tuff, an abrasion resistant covering for hose and Nylon Air-Brake hose for the truck and bus programme.

Wiper Systems
(14 per cent of business group's turnover)

Overall sales in this division were reduced by around 4.1 per cent mainly due to the effect of the division's current dependence upon the weaker North American market, lower production volumes of some of its major platforms such as the Ford Explorer and pricing pressures, offset by an increase in aftermarket sales resulting from the launch of the Teflon blade. Although the division benefited from cost improvement programmes particularly in Europe and Australia, the operational gearing effect of the reduced sales caused profits to fall by 13.0 per cent.

The Dunstable facility in England will close shortly with production moving to Pontypool in Wales and to Mexico. A charge of £13.2 million has been made during the year for the restructuring cost of the project, which will involve a total capital expenditure of £7 million and total revenue expenditure of £15 million through to March 2003. The project is expected ultimately to yield annual cost savings of around £5 million.

Some of the recent new product developments in the Wiper Systems business have now entered commercial production. The innovative Beam Blade will be launched shortly on the Dodge Viper and the Ford Crown Victoria. The Vision Module, which incorporates all the elements of a vehicle's wiper system in a single module, is being delivered for automotive assembly in Australia. Significant new platform awards for the Beam Blade are anticipated. The Teflon blade is expected to generate significant growth in sales in both the North American and European aftermarket, building on the successful launch this year.

Fluid Systems
(12 per cent of business group's turnover)

In common with the other divisions, Fluid Systems was affected by the reduction in North American automotive original equipment production. However, sales of its innovative and market leading remote tyre pressure monitoring systems ("RTPMS") contributed to a 1.9 per cent increase in divisional sales. Operating profit increased by 6.3 per cent, with lower profits in North America and France offsetting the benefits from remote tyre pressure monitoring.

The division has been quick to respond to the opportunities created by stricter environmental and safety legislation and this has led to substantial new business during the year. Stant has developed a range of new advanced valves for use in automotive fuel systems to prevent vapour leakage during filling up. In the USA, final TREAD Act 2000 regulations have been published, which will gradually make direct or indirect tyre pressure monitoring compulsory for all vehicles sold there. In Europe the product is being promoted as an important safety feature and is being adopted without legislation. Schrader Electronics has been awarded the largest single contract so far for this technology with an order for its direct RTPMS system from General Motors, supplying all its light truck platforms sold into the US market. In addition Ford in the US have confirmed Schrader Electronics as their only direct RTPMS system supplier through to 2005 with substantial volume on the entire Ford sport utility vehicle range confirming Schrader as the lead supplier of this technology. In fact Schrader now supply a long list of vehicle manufacturers including GM, Ford, Daimler-Chrysler, Renault, PSA, Nissan and Opel, with several others in development contract stage.

Other Industrial & Automotive
(18 per cent of business group's turnover)

Sales and operating profits of other industrial and automotive products, which are primarily aftermarket products, were substantially unchanged. Since the year end, the UK based Gates consumer and industrial products division, which included Tredaire carpet underlay and Hunter wellingtons, was sold for £24 million.

Creating technology to meet customer needs

Our excellent technical centres in Rochester Hills, USA (GMT – 5 hours); Aachen, Germany (GMT + 1 hour); and Nara, Japan (GMT + 8 hours), provide us with the capability to develop our leading edge technology around the clock. Whilst Rochester Hills sleeps, Nara develops. Whilst Nara sleeps Aachen and Rochester Hills take over the 24 hour development process.

In our Industrial & Automotive business our synchronous and timing belt technology has enabled us to develop an undoubted expertise in engine front end systems and other parts of the vehicle powertrain and driveline.

Through a comprehensive network of manufacturing centres of excellence supporting the development activities of our technical centres we are able to progress quickly and competitively new ideas and concepts responding to the needs of our customers.

Amongst very many smaller initiatives we already have two significant initiatives with great potential. Firstly, the GEM 10 module brings together all the front end pulleys, belts and accessory drive parts of an engine into a single, simple to install, sub-assembly. Secondly, the Electromechanical Drive System which uses advanced belt technology to allow a car engine to be started by a combined alternator/starter motor. This allows stop start operation when the engine would otherwise be idling. Both of these initiatives have come out of our joint technical efforts around the world.

Throughout the technical development process our managers work closely with our customers to consider how we might develop technically superior products with greater value added and at lower cost. Recently winning the General Motors Powertrain Supplier of the Year award is an indication of the respect of our technical abilities and competencies. Our continued focus on technical development is a hallmark of the Tomkins culture.

Accolades from customers and industry peers

The businesses within our Industrial & Automotive group are recognised throughout their industry for their superior performance in quality, service, technology and price, which is reflected in the number of awards they have received from their customers and industry peers. During the year, its operations worldwide have received well over a hundred accolades from automotive and industrial equipment manufacturers as well as governments, the media and others. In addition to awards for their commercial operations, they have also been recognised for their environmental achievements and for their work within their local communities.

The following are two examples of significant awards received during the year.

The Gates Rubber Company was named as General Motors Supplier of the Year in recognition of its support for General Motors Powertrain. The award was based upon performance by our operations in the USA, Canada and Mexico, which produce an integrated line-up of power transmission, accessory drive and timing drive systems and components.

Schrader Electronics, based in Antrim, Northern Ireland, has recently received the prestigious Queen's Award for International Trade 2002. In the past three years, the company's exports of its market leading tyre pressure monitoring systems have grown over tenfold and are expected to continue to grow rapidly as a result of several new orders it has received from car manufacturers around the world.



THE QUEEN'S AWARDS FOR ENTERPRISE: INTERNATIONAL TRADE 2002

Top 10 customers worldwide	
Carquest	Genuine Parts Company
Case New Holland	Honda
DaimlerChrysler	Nissan
Ford	Toyota
General Motors	VW


Product Technology Development
Creation
Commercialization
Optimization
A Tomkins Company

Financial review

Financial results
For the year to 30 April 2002 sales of the Group were £3,373.8 million (2001: £4,105.5 million). Operating profit before exceptional gains on disposals and goodwill amortisation amounted to £265.9 million (2001: £320.0 million). Profit before tax for the period was £264.4 million (2001: £144.0 million).

Sales of the Air Systems Components group increased by 5.8 per cent to £516.4 million (2001: £487.9 million). Of this increase, £19.3 million was due to the effect of the acquisition of American Metal Products and Superior Rex and £50.9 million due to exchange rate movements, leaving an underlying decrease of £41.7 million representing 7.7 per cent. Operating profit declined by 2.7 per cent to £53.8 million (2001: £55.3 million).

Sales of the Engineered & Construction Products group decreased by 0.8 per cent to £871.5 million (2001: £878.9 million). The effect of disposals contributed £6.2 million of the decrease and exchange rate movements resulted in an increase of £77.0 million, leaving an underlying decrease of £78.2 million representing 8.2 per cent. Operating profit reduced by 8.9 per cent to £77.8 million (2001: £85.4 million).

Sales of the Industrial & Automotive group were up by 0.9 per cent to £1,985.9 million (2001: £1,968.3 million). Of this increase, £88.3 million was due to exchange rate movements. The effect of disposals was a decrease of £29.1 million leaving an underlying decrease of £41.6 million representing 2 per cent. Operating profit declined by 23.4 per cent to £146.9 million (2001: £191.8 million). Of this decline £35.4 million was the effect of operating exceptional items, leaving an underlying decrease of 5.2 per cent.

The average rate of exchange used for the translation of the dollar denominated results of the Group which account for around 70 per cent of the Group's turnover and profits was £=$1.43 (2001: £=$1.59).

Margins
Operating margins reduced in the period with Air Systems Components at 10.4 per cent (2001: 11.3 per cent), Engineered & Construction Products at 8.9 per cent (2001: 9.7 per cent) and Industrial & Automotive at 7.4 per cent (2001: 9.7 per cent). The Industrial & Automotive operating margin before operating exceptional items stood at 8.7 per cent (2001: 9.3 per cent). Overall operating margins were 7.9 per cent (2001 (continuing business only): 9.3 per cent).

Goodwill
Goodwill amortisation in the year amounted to £10.5 million (2001: £9.5 million). During the year, goodwill relating to disposals amounted to £12.8 million.

Operating exceptional items
Restructuring costs of £26.1 million incurred during the year have been treated as an operating exceptional item. These costs related primarily to the closure of our Wiper Systems facility in Dunstable and the rationalisation of manufacturing capacity in North America.

We have continued to identify strategic cost management projects aimed at improving our cost competitiveness. In the main these projects relate to further rationalisation of productive capacity in North America and the relocation of manufacturing facilities into low cost areas.

The costs of these new projects and continuing charges associated with the projects started in 2001, will give rise to further operating exceptional items of some £30 million in our eight month accounting period to 31 December 2002.

Over the four year period through to December 2004 we will have incurred total cash expenditure of the order of £180 million of which around £95 million will have been capital expenditure. This includes the projects to establish power transmission capacity in low cost areas such as Poland and Thailand.

We currently estimate the financial benefit of these projects by 2004 will be of the order of £40 million per annum.

Loss on disposal of operations
In May 2001 we completed the disposal of Smith & Wesson. In addition, during the year we sold Totectors, Northern Rubber, Sunvic Controls and the bellows business of Standard-Thomson. Taking into account the provision for loss on disposal existing at 30 April 2001 of £66 million, the net loss on disposal of these companies amounted to £1.1 million in the year. In addition £1.4 million of costs relating to the ongoing sale of companies were incurred during the year.

On 15 May 2002 we disposed of Gates' consumer and industrial division. A provision relating to the expected loss on disposal of £3.5 million has been established comprising £3.2 million in respect of goodwill previously written off to reserves and £0.3 million of capitalised goodwill.

On 24 May 2002 Lasco Composites was sold. The profit on this disposal after taking account of goodwill will be of the order of £18 million and will be accounted for in the eight months to 31 December 2002.

Full details of the disposals during the year are contained in note 28 to the financial statements.

Profit on disposal of fixed assets
The sale of part of our Denver campus was completed in December. A profit of £8.4 million has been recognised.

Finance costs
Net interest income in the period was £6.6 million (2001: expense of £20.7 million). The Group had an average net cash balance during the period of £52.0 million due to strong operating cash flow and the receipt of proceeds from disposals. The interest figure includes £9.2 million relating to the impact of the foreign currency balance sheet hedging which unwound during the period. This benefit will not recur in future periods.

The type and the currency of the cash and loan balances affect the net interest position of the Group. Although we have net cash, this is made up of gross cash and gross debt.

Ken Lever
Finance Director



Operating statistics		
	2002	2001
EBIT margin:		
Air Systems Components	**10.4%**	11.3%
Engineered & Construction Products	**8.9%**	9.7%
Industrial & Automotive	**7.4%**	9.7%
EBITDA margin:		
Air Systems Components	**13.9%**	14.2%
Engineered & Construction Products	**11.8%**	12.2%
Industrial & Automotive	**11.8%**	13.6%
Capital expenditure: depreciation		
Air Systems Components	**0.9**	0.9
Engineered & Construction Products	**0.6**	0.9
Industrial & Automotive	**1.1**	1.4
Operating cash return on invested capital		
Air Systems Components	**16.9%**	13.2%
Engineered & Construction Products	**19.3%**	8.6%
Industrial & Automotive	**11.0%**	5.2%

Financial statistics excluding exceptional results on disposals and goodwill amortisation		
	2002	2001
Interest cover (times)	**–**	15.5
Interest and preference dividend cover (times)	**8.1**	5.5
Effective tax rate	**26.4%**	29.0%
Return on equity after tax (continuing businesses)	**10.4%**	12.3%
Return on invested capital (continuing businesses)	**8.2%**	9.5%
Dividend cover (times)	**1.6**	1.6

Funds/(debt) movement		
	2002 £ million	2001 £ million
Opening debt	**(6.2)**	(802.1)
EBITDA	**396.7**	465.6
Capital expenditure (net)	**(111.2)**	(138.9)
Working capital	**76.7**	(77.9)
Other non cash items	**18.7**	0.5
Operating cash flow	**380.9**	249.3
Tax, interest and dividends	**(167.7)**	(298.9)
Foreign exchange mark to market	**(4.4)**	(104.3)
Other movements	**(2.4)**	(2.0)
Cash flow before acquisitions/ disposals and buy backs	**206.4**	(155.9)
Share buy backs	**(19.9)**	(340.9)
Share issues	**1.0**	2.8
Acquisitions/disposals	**(25.8)**	1,277.4
Translation	**(4.7)**	12.5
Net funds movement	**157.0**	795.9
Closing funds/(debt)	**150.8**	(6.2)

Earnings per share bridge	
	Pence
30 April 2001	19.9
Lower average shares in issue	2.2
Movement in operating profit:	
Continuing businesses	(5.5)
Discontinued businesses	(1.5)
Interest, tax and preference dividends	5.2
Minority interest	(0.2)
30 April 2002	20.1

Operating cash flow £ million

Operating cash flow is EBITDA less net capital expenditure movement and working capital movement



02 380
01 249
00 349
99 327
98 424

EBITDA £ million

EBITDA is profit before interest, exceptional items, depreciation and goodwill amortisation



02 397
01 466
00 722
99
98

Dividend cover pence

Basic earnings per share before exceptional items

Ordinary dividends



02 12.00 20.14
01 12.00 19.94
00 17.45
99 15.15
98 13.17 23.56

Return on invested capital % (continuing businesses)

Return on invested capital is profit after tax before interest, exceptional results on disposals and goodwill amortisation as a percentage of the simple average invested capital



02 8.2
01 9.5
00
99
98

The gross debt includes the sterling bond in the UK, which is at a floating rate of around 6.5 per cent and debt in other countries at an average rate of around 8 per cent. The majority of the cash balances are denominated in US dollars and sterling earning lower rates of income than the cost of the gross debt. This will give rise to a net interest charge.

Earnings per share
Earnings per share before goodwill amortisation and exceptional items were 20.1 pence (2001: 19.9 pence) and after goodwill amortisation and exceptional items were 19.2 pence (2001: 1.8 pence). The inset table on page 25 shows how earnings per share were affected by the share buy backs, lower operating profits in the continuing businesses, disposals, lower net of tax interest costs and higher minority interests.

Dividends
Preference dividends were £39.3 million (2001: £37.6 million). Interest and preference dividend cover, before exceptional gains on disposals, was 8.1 times (2001: 5.5 times). Proposed ordinary dividends for the year amount to £92.6 million (2001: £95.3 million) representing ordinary dividend cover, before exceptional items, of 1.6 times (2001: 1.6 times).

Capital expenditure
Gross capital expenditure in the period was £130.9 million (2001: £157.1 million) and represents 1.0 times depreciation (2001: 1.1 times). Capital expenditure net of disposals was £111.2 million (2001: £138.9 million) and 0.9 times depreciation (2001: 1.0 times). Capital expenditure in the next twelve months is estimated to be around £150 million to £160 million.

Working capital
Overall working capital declined by £101.1 million. After currency movements resulting in a decrease of £14.2 million and a reduction of £10.2 million arising from acquisitions and disposals, working capital decreased by £76.7 million. This was due to a reduction in stock of £33.1 million, in debtors of £74.1 million and lower creditors of £30.5 million.

Cash flow
Operating cash flow, (defined as EBITDA, before exceptional gains on disposal, less net capital expenditure and working capital movement for the period), was £380.9 million (2001: £249.3 million), representing a cash conversion of operating profit before exceptional gains on disposal of 143 per cent (2001: 78 per cent). This was applied to paying tax of £43.2 million (2001: £83.9 million) and interest and dividends of £124.5 million (2001: £215.0 million). Net cash inflow before acquisitions, disposals and share buy backs was £206.4 million (2001: £155.9 million outflow). This was after an outflow of £4.4 million (2001: £104.3 million) arising from the impact of the US dollar hedging arrangements.

With the net cash inflow on acquisitions and disposals in the period amounting to £25.8 million and the share buy backs of £19.9 million, the Group had net cash of £150.8 million (2001: net debt of £6.2 million) at the end of the period.

Taxation
The tax charge for the year was £71.5 million (2001: £86.9 million) representing an effective rate, before goodwill and exceptional gains on disposals, of 26.4 per cent (2001: 29.0 per cent).

Return on investment
Return on invested capital was 8.2 per cent (2001: 9.5 per cent) and return on equity was 10.4 per cent (2001: 12.3 per cent). (To eliminate the distortion of the return on invested capital and return on equity caused by the disposals comparative ratios have been calculated using profits and year end balance sheets from continuing operations.)

Capital structure and financing
The debt capacity of the Group is expressed, in the first instance, in terms of maintaining a level of interest and preference dividend cover of five times in the medium term. With this parameter in mind and an understanding of the future financing needs of the Group for capital investment, acquisitions and dividends, the long term debt finance requirements are defined.

The Group has established a Global Medium Term Note Programme under which Tomkins may issue Notes in each of the main currencies up to a total maximum principal amount of £750 million. In December 2001, £150 million of 10 year bonds were issued at a coupon of 8.0 per cent and an issue price of 99.369 per cent. Borrowings under the Global Medium Term Note Programme form part of the overall financial strategy of the Group to diversify funding sources and to extend debt maturities. The initial £150 million bond issue has been swapped into a floating interest rate and where appropriate has been used to repay existing bank borrowings.

In the immediate future the Group's debt requirements will continue to be sourced from the banking market. The Group's bank debt facilities mainly comprise multi-currency facilities of £400 million maturing in April 2005. These facilities are subject to certain covenants relating to interest cover and net debt to EBITDA. As the Group currently has net cash, it operates comfortably within these covenants.

We continue to examine opportunities to obtain the Group's long-term debt requirements through the corporate bond market provided that the terms and conditions are acceptable and appropriate to the Group.

Although the Group currently has a net cash position, in the medium term the aim is to maintain an appropriate mix of equity and debt to ensure an efficient capital structure consistent with our investment grade financial profile.

Financial risk management
The financial risk management of the Group is the responsibility of the central treasury function, which operates within strict guidelines approved by the Board.

Foreign currency transaction exposures – the foreign currency transaction exposures in the business are protected with forward currency purchases and sales. These are put in place when foreign currency trading transactions are committed or when there is a high likelihood of such transactions arising.

Foreign currency translation exposures – to the extent that the Group is funded by shareholders' equity, overseas investments are not hedged and accordingly, during the year the Group's previous balance sheet hedging arrangements were unwound.

Net borrowings, to the extent they exist, will be generally retained in the currencies in which the Group's assets are denominated to hedge the foreign currency translation exposure arising from the Group's overseas investments. The Group currently has a net cash position.

Dividends are funded by converting the foreign currency cash flows generated by overseas investments at the time of payment of the dividend. Interest payments on foreign currency net borrowings will be funded with cash flows generated by the corresponding foreign currency investments.

The Group does not hedge foreign currency profit and loss translation exposures and is subject to the risk of currency fluctuation. We estimate a movement of 10 per cent in the £/$ exchange rate has an impact on reported operating profits of around 7 per cent. This risk may be mitigated to the extent that interest arises on foreign currency net borrowings.

Interest rates – interest rate exposures are managed by using interest rate swaps, options and forward rate agreements. The Group currently has a net cash position with interest rates fixed for periods of less than twelve months. A degree of fixed rate cover appropriate to the Group's ongoing operations and capital structure will be reinstated should the Group have net borrowings.

Liquidity – borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Our policy is to reduce financing risk by diversifying our funding sources and by staggering the maturity of our borrowings.

Information on the Group's use of financial instruments and derivatives is given in note 27 to the Financial Statements.

Financial reporting

Financial Reporting Standard No. 17 'Retirement Benefits', ("FRS17"), requires the progressive introduction of additional disclosures relating to pension funds. This additional disclosure information is included in note 25 to the Financial Statements. Under FRS17, the asset values and the discount rates for the liabilities are based on the financial markets existing at our financial year end. If FRS17 had been adopted the principal effect would have been on the balance sheet.

At 30 April 2001 there would have been a net surplus of assets over liabilities in the defined benefit pension plans of £23 million. At 30 April 2002 this surplus had become a deficit of £133 million due to the impact of the reduction in the equity markets and also a reduction in the long term discount rate applied to pension liabilities. Under FRS17 this deficit, after taking account of existing provisions of £25 million in respect of the unfunded pension arrangements, would have to be reflected in the balance sheet. The level of pension charge in the financial year would have been similar under FRS17.

The actuarial assumptions used to determine the investment strategy and funding rate of the defined benefit pension funds provide a longer term view of asset values and returns. Consequently there is no immediate requirement for significant additional cash injections into the funds.

Our defined benefit plans are primarily invested in equities and if equity values remain depressed for some time into the future there will be a requirement to review the ongoing funding levels.

Management action has been taken to reduce the number of funds open to new entrants and we continue to monitor and review with our investment advisers the ongoing investment strategy for the assets of the funds.

Financial Reporting Standard No. 18 'Accounting Policies' has been adopted in these accounts.

The accounting policy for deferred tax has been amended to conform to Financial Reporting Standard No. 19 'Deferred Tax'.

Going concern

The directors are confident, on the basis of current financial projections and facilities available, that the Company and the Group have adequate financial resources to continue in operation for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the Financial Statements.

Change of accounting reference date and introduction of quarterly reporting

The Company's accounting reference date is to change from 30 April to 31 December to align it with the accounting reference dates of our major global competitors and with the calendar year periods used for economic and other statistical data in respect of our principal markets. Using an eight month accounting period from 1 May 2002 to 31 December 2002 and adopting calendar year reporting thereafter will accomplish this change.

During our accounting year based on a 30 April accounting period end, approximately 60 per cent of profits of our Industrial & Automotive business have arisen in the first eight months. The revenues and profits of the Air Systems Components and Engineered & Construction Products have been evenly spread over the twelve month period.

We have also decided to introduce quarterly reporting with effect for the year ending 31 December 2003, commencing with the three month period to 31 March 2003. From that period onward, the Group's results will be reported in sterling under UK Generally Accepted Accounting Principles and also in US dollars under US Generally Accepted Accounting Principles.

The effects of these changes on the Company's reporting, dividend payments and Annual General Meeting schedules are as follows:

Reporting schedule

- Interim results for the six months ending 31 October 2002 will be announced in early January 2003.
- Preliminary results for the eight month accounting period ending 31 December 2002 will be announced in early March 2003 and the Report and Accounts for this period will be posted to shareholders shortly thereafter.
- Commencing with the results for the three month period ending 31 March 2003, quarterly results will be announced within eight weeks of the end of the relevant period.
- Preliminary results for the year ending 31 December 2003 (and thereafter) will be announced by the end of the following February.

Dividend payment schedule

It is intended that the current practice of interim and final dividends will be maintained with some transitional arrangements for the eight month accounting period from 1 May 2002 to 31 December 2002 to ensure that shareholders are not disadvantaged by the change. It is currently our intention that:

- A final dividend for the year ending 30 April 2002 will be paid in October 2002.
- A first interim dividend in respect of the first six months of the eight month period ending 31 December 2002 will be announced with the interim results in early January 2003 and will be paid in April 2003.
- A second interim dividend (in lieu of a final dividend) will be declared in early March in respect of the final two months of the eight month accounting period ending 31 December 2002. This second interim dividend will be paid, together with the first interim dividend, in April 2003. The total of the first interim and second interim dividends will be equivalent to approximately two thirds of the total dividends that would otherwise have been paid for a full twelve month accounting period.
- For the year ending 31 December 2003 (and thereafter), an interim dividend will be paid in November of that year and the final dividend will be paid in June of the following year, in line with market practice. The expected weighting will be 40 per cent for the interim dividend and 60 per cent for the final dividend, as is the case with the present dividend weighting.

Ken Lever
Finance Director

Environmental review

The Tomkins Health, Safety and Environment Policy has been fully adopted by all operating businesses. Senior management training and support is given to each business to enable it to deliver a set of Environmental Objectives. The objectives seek to reflect the importance given to environmental performance within the manufacturing businesses.

The objectives also incorporate an Environmental Management System ("EMS"), to provide sufficient understanding, formality and measurement for each operating unit to fulfil its environmental policy and demonstrate this achievement. The EMS seeks to achieve a level of environmental performance compatible with international standards.

Key objectives

- Adoption of a proactive, systematic approach to improve standards of environmental management
- Expansion of ISO 14001 accredited EMS across the Group
- Communication of environmental policy to end-consumers and suppliers
- Extension of site-specific initiatives to identify opportunities to implement environmental improvement projects

Key achievements

- Reviewed existing Group Environmental Policy resulting in the creation of an integrated, group-wide Health, Safety and Environment Policy
- Strengthened the Tomkins Environmental Executive Committee ("TEEC") to ensure representation from all geographic areas
- Improvement in performance in the 2001 Business in the Environment review
- Recognition of attainments by national trade and local community bodies.

Tomkins plc is committed to applying the highest standards of environmental management across its businesses. Under the direction of the Tomkins Environmental Executive Committee, the Company adopts a proactive approach to responsible environmental management. We believe this approach has been instrumental in developing and maintaining sound working relationships with our customers. Tomkins' commitment to attain the highest environmental standards is reflected in its key objectives as well as in the progress achieved this year.

Compliance and certification

Many of the Tomkins manufacturing plants have already developed and introduced a formal EMS to ensure statutory compliance with all local codes of practice, environmental legislation and, where cost effective, the relevant industry best practice. These site-based EMSs are designed to ensure that environmental objectives and targets are continually updated with the aim of delivering a continuous improvement in environmental performance. The International Environmental Standard ISO 14001 was introduced in 1996 to define the organisational structure, planning activities, responsibilities, practices, procedures, processes and resources needed to implement and maintain the environmental policy. EMS is a recognised method of systematically reducing the environmental impact of businesses by applying a sound and dynamic appreciation of environmental risk. To date, 11 operational sites have been able to seek EMS external accreditation and have been awarded the coveted ISO 14001 certification. Looking forward, we will continue to work towards increasing the number of accredited sites.

Awards and recognition

In order to benchmark the environmental progress that is being made at Tomkins, the Company participated in an industry wide review of corporate environmental engagement conducted by Business in the Environment ("BiE") in the UK. This annual review targets the FTSE 350 companies in the UK or the Dow Jones Sustainability Index in the USA, and seeks to benchmark the progress that is being made. The results of the 2001 BiE Index confirm an improving trend year on year within Tomkins plc and also within the appropriate Industrial Sector.

Additionally, several of Tomkins businesses received external recognition for their environmental accomplishments from national trade and local community bodies.

Tomkins Health, Safety and Environment Policy Statement

Tomkins plc and its affiliates are committed to conducting their businesses with care for the health and safety of all employees and with respect for the environment. This will be achieved by pursuing a health, safety and environment ("HSE") strategy that will help reduce accidental risk and minimise the environmental impact of its global operations.

All Tomkins operating companies will ensure compliance with the applicable health, safety and environmental legislation. In addition, such companies will develop and implement action plans with the objective of achieving continuous improvement in HSE performance which will be systematically reviewed and monitored by management. Furthermore, the Board of Tomkins will regularly review HSE activities to ensure attainment of continuous improvement.

HSE initiatives will focus on:

- Reducing employee injury and illness rates
- Minimising waste generation and preventing pollution
- Reducing energy consumption
- Procuring raw materials from sustainable sources
- Improving the awareness and training of employees in HSE best practice

Within the overall context of corporate social responsibility, the Board of Tomkins is committed to ensuring that HSE activities remain a key company performance indicator and thus aims to monitor regularly progress towards agreed HSE objectives.

- Unified Industries, based in Michigan, earned the distinction of becoming the latest company to receive the 'Clean Corporate Citizen' Award. The Award recognises businesses that have an established site based EMS; have completed a pollution prevention programme; and subsequently are able to demonstrate complete environmental compliance.

- The Gates Rubber plants at Cohisa, Eda and Toluca in Mexico were presented with the 'Excellence Mexican Industry Award' for their environmental performance over the past three years. This award recognises businesses which voluntarily enter into an environmental improvement programme and can subsequently demonstrate a significant reduction in the environmental impact of their manufacturing operations.

Environmental improvement projects

The Tomkins proactive approach to encouraging good environmental practice across all business sectors has resulted in a host of site-based environmental improvement projects which are delivering reduced environmental impact, reduced waste to landfill, minimised emissions and reduced operational risk. Some of the projects completed during the last year are detailed below.

- Local exhaust ventilation facilities were installed within the belt grinding plant at Gates Korea Co. Ltd to minimise dust emissions and acoustic partitioning has been erected to reduce noise emissions.

- Lasco Fittings invested in a new centralised manufacturing facility at Brownsville in Tennessee. This modern production unit was designed and built in 2000/2001 with minimum environmental impact and sustainable development very much in mind. Located in a modern business park, the site has been sympathetically designed and landscaped. It incorporates many environmental considerations into modern production methods. The unique water treatment plant was designed in-house to permit almost 95% of the process water used to be recycled. This reduces the demand on the local authority waste treatment plant whilst keeping Lasco operating costs to a minimum. The USA Chlorine Council has nominated the facility for an Environmental Protection Award.

Communication of policy

In supply chain management, it is becoming increasingly important, in many markets, to be able to demonstrate responsible environmental practice to consumers. In particular, there is a need to demonstrate the procurement of the essential raw materials from sustainable sources so the longer-term risks associated with product supply can be managed. Frequently, this aspect of supply chain management is being promoted as a prerequisite to competing for and winning future business. Equally, communication with key customers is becoming progressively more vital. As the project described below indicates, mutual benefit can be derived through rapidly responding to new environmental legislation impacting our customers.

- In preparation for the End of Life Vehicle Recycling Regulations, Trico Ltd in Pontypool, Wales have developed a suitable chrome free rinse additive that is designed to improve paint adhesion and to minimise corrosion and blistering. The company is able to meet and exceed the car manufacturer's stringent test specifications. Customer trials are underway.

Directors' report

The directors present their report and the financial statements for the year ended 30 April 2002.

Principal activities
Tomkins plc heads an international group of manufacturing companies operating in three business sectors: Air Systems Components, Engineered & Construction Products and Industrial & Automotive. The principal subsidiaries, associates and their activities are listed in note 30 to the accounts.

Results
The audited financial statements for the year ended 30 April 2002 are set out on pages 44 to 72. Profit attributable to shareholders is £187.5 million (2001 – £53.3 million).

A review of the businesses and activities of the Company and its subsidiaries during the year is given on pages 4 to 28 and should be read as part of this report.

Ordinary dividends
The directors recommend an ordinary final dividend of 7.4p per share, to be paid on 7 October 2002 to ordinary shareholders on the register on 6 September 2002. Together with the interim dividend of 4.6p per share paid on 8 April 2002, this makes a total dividend for the year of 12.0p (2001 – 12.0p).

Acquisitions and disposals
Details of the acquisitions and disposals made during the year are included in note 28 to the accounts.

Resolutions at the Annual General Meeting
Resolution number 9 renews the directors' authority to issue relevant securities up to an amount not exceeding £12,861,642, representing 257,232,840 ordinary shares of 5p each, being 33⅓ per cent of the issued ordinary share capital as at 30 April 2002, until the next Annual General Meeting. There are at present no plans to exercise this authority, save for the grant of share options and other similar categories of allotment.

Resolution number 10 renews the directors' authority to allot shares for cash without first offering them to existing shareholders on a pro rata basis until the next Annual General Meeting.

The authority sought is limited to the issue of up to £1,929,246, representing 38,584,920 ordinary shares of 5p each, being 5 per cent of the issued ordinary share capital as at 30 April 2002. Your Board confirms its intention, in line with the guidelines issued by representatives of institutional investors and the London Stock Exchange, that not more than 7.5 per cent of the issued ordinary share capital will be allotted for cash on a non pre-emptive basis during any three year period.

Resolution number 11 seeks authority for the Company to make market purchases of its own shares for cancellation up to a maximum of 14.99 per cent of the issued ordinary share capital. Your Board may make purchases of the Company's shares if it considers such purchases will result in an increase in earnings per share and are considered to be in the best interests of shareholders generally.

At an Extraordinary General Meeting on 14 August 2000, the Company was authorised to make market purchases of up to 137,695,881 ordinary shares of 5p each. At the Annual General Meeting on 7 September 2001, the Company was authorised to make market purchases of up to 116,369,284 ordinary shares of 5p each. In the year ended 30 April 2002, 11,233,444 ordinary shares of 5p each had been purchased by the Company in the market and cancelled, at a net cost of £19,504,486.

Directors
A list of the directors of the Company at the year end appears on the next page. They were all directors throughout the year with the exception of Messrs. J. M. J. Keenan and J. Nicol who were appointed as directors on 1 November 2001 and 18 February 2002 respectively. Mr D. J. Snowdon will leave the Board and the Company on 30 June 2002 and Mr R. N. Marchant has advised the Board of his intention to retire before the Annual General Meeting on 6 September 2002.

In accordance with the Articles of Association, Messrs. K. Lever and A. J. Reading, together with Sir Brian Pitman retire by rotation and, being eligible, offer themselves for re-appointment. Messrs. J. M. J. Keenan and J. Nicol, having been appointed after the last Annual General Meeting, retire in accordance with the Articles of Association and, being eligible, offer themselves for re-appointment.

Directors' interests
The interests of the directors in the share capital of the Company, as shown by the register maintained pursuant to the Companies Act 1985, are shown in the table on the next page. No director had any beneficial interest in the shares or loan stock of any other group undertaking.

The executive directors, as potential beneficiaries, are technically deemed to have an interest in all ordinary shares held by or in which the trustees of the Tomkins Employee Share Trust (the 'Trust') are interested. The table includes, however, only those Trust shares which are specifically allocated to the individual director under the terms of The Tomkins Restricted Share Plan, The Tomkins Share Matching Scheme and The Tomkins Long Term Loyalty Plan.

No changes have taken place in the directors' share interests during the period from 1 May 2002 to 27 June 2002.

For details of the directors' options to purchase ordinary shares, please refer to the Remuneration report on pages 35 to 42.

Mr Wallach, who is a director of The Wallach Company, had an interest in the outcome of the Bando litigation referred to in note 2 on page 52, in relation to investment banking fees due to The Wallach Company of 1.5 per cent of the pre-tax net settlement amount.

Directors' interests

5p ordinary shares	30 April 2002 No. of shares Beneficial	Non-beneficial	30 April 2001 or later date of appointment No. of shares Beneficial	Non-beneficial
Executive directors:				
K. Lever	**201,809**	–	101,809	–
R. N. Marchant	**294,137**	–	285,129	–
J. Nicol	**1,015,230**(2)	–	510,400(1)	–
A. J. Reading	**464,484**	–	457,708	–
D. J. Snowdon	**451,060**	–	407,790	–
Non-executive directors:				
N. N. Broadhurst	**6,000**	–	4,000	–
J. M. J. Keenan	**5,000**	–	5,000	–
K. J. Minton	**102,000**	–	100,000	–
D. B. Newlands	**290,515**	**20,000**	290,515	20,000
Sir Brian Pitman	**7,717**	–	5,717	–
M. F. Wallach	**111,000**(4)	–	105,000(3)	–
M. F. Wallach				
$50 CC preference shares(5)	**240,244**	**112,537**	206,468	112,537
$50 RCC preference shares(6)	**216,664**	**289,978**	173,297	285,359

1 Held as 25,100 ADRs and 410,000 ordinary shares
2 Held as 26,000 ADRs and 911,230 ordinary shares
3 Held as 26,000 ADRs and 1,000 ordinary shares
4 Held as 27,000 ADRs and 3,000 ordinary shares
5 Convertible Cumulative preference shares
6 Redeemable Convertible Cumulative preference shares

Research and development
Applied research and development work continues to be directed towards the introduction of new and improved products and the application of technology to reduce unit and operating costs and to improve services to customers.

Employment policies
Each company in the Group is encouraged to implement comprehensive employment policies designed to identify employees with its achievements and determine ways in which their knowledge and skills can best contribute towards its success. Schemes are introduced to ensure that loyalty and performance are properly rewarded. The Tomkins Savings Related Share Option Scheme No. 2 ("SAYE 2"), which provides an opportunity to purchase shares in Tomkins, is open to all eligible employees as and when invitations to participate are issued.

Employee involvement and communication programmes continue to be developed, designed to provide equal opportunity to all, irrespective of sex, race, religion or colour. Each company in the Group endeavours to provide equality of opportunity in recruiting, training, promoting and developing the careers of disabled persons.

Supplier payment policy
Tomkins requires its operating companies to determine terms and conditions of payment for the supply of capital and revenue items just as keenly as they negotiate prices and other commercial matters. Suppliers are made clearly aware of the agreed terms and how any disputes are to be settled and payment is made in accordance with those terms.

The number of days credit taken by the Company for trade purchases at 30 April 2002 was 19 days (2001 – 108 days). The number of days credit taken by group companies for trade purchases at 30 April 2002 ranges from 13 days to 126 days (2001 – 20 days to 137 days).

The average number of days taken was 51 days (2001 – 55 days).

Pensions
The Group operates retirement plans covering most employees. A proportion are defined benefit plans funded by contributions from both employer and employee, at rates determined by independent actuaries in the light of regular valuations. Except where legislation makes pre-funding financially inappropriate, the remainder are money purchase plans funded by contributions from employer and employee.

The funds are held independently of the Group's finances and administered by trustees. In the United Kingdom, Tomkins requests that trustees prohibit fund managers from investing directly in the Company.

Charitable and political donations
Tomkins predominantly gives to charities relevant to the locations in which its companies operate. The Group prefers to spread its giving over many smaller, local charities which usually do not have the organisation or structure to compete with the marketing skills of the larger, high profile bodies. Each year donations are made to hundreds of charities. Tomkins and its subsidiaries make further donations through advertising, sponsorship and products for prizes.

Total charitable donations in the year were £666,834 (2001 – £771,868) of which the United Kingdom accounted for £72,662 (2001 – £178,741); in the United States they totalled £522,004 (2001 – £451,600), of which £249,831 (2001 – £167,948) came from a Tomkins funded charitable trust, and in the remaining overseas companies they totalled £72,168 (2001 – £141,527).

No political donations were made during the year (2001 – £nil).

Health, Safety and Environment Policy
Tomkins Health, Safety and Environment Policy Statement is set out on page 28 in the Environmental review.

Substantial shareholdings
Material interests notified to the Company representing 3 per cent or more of the issued ordinary share capital at 27 June 2002 are set out in the table below.

Substantial shareholdings at 27 June 2002	No. of shares	%
Sprucegrove Investment Management Limited	32,121,856	4.16
Lens Investment Management, LLC	31,501,032	4.08
T. Rowe Price Associates, Inc.	31,034,442	4.02
Brandes Investment Partners, L.P.	26,786,642	3.47

Interests notified in the CC and the RCC preference shares (including interests held in the capacity of joint trustee) were as below.

Substantial shareholdings at 27 June 2002	CC preference		RCC preference	
	No. of shares	%	No. of shares	%
L. G. Atherton	8,669,956	82.51	10,434,916	83.89
C. G. Cannon	8,669,956	82.51	10,434,916	83.89
C. C. Gates	8,782,493	83.58	10,724,894	86.22
V. Gates	7,597,989	72.31	9,267,418	74.51
B. G. Hopper	8,951,085	85.19	10,574,280	85.01
J. A. Woodruff III	8,645,658	82.28	10,545,275	84.78
H. G. Woodruff	8,645,658	82.28	10,545,275	84.78
T. S. Woodruff	8,645,658	82.28	10,545,275	84.78

Auditors
A resolution will be proposed at the Annual General Meeting to re-appoint Deloitte & Touche as auditors to the Company.

Approved by the Board on 27 June 2002 and signed on its behalf by

R. N. Marchant
Secretary

Corporate governance

The Board of directors is committed to promote the highest standards of corporate governance within the Company. The Board considers that it has complied throughout the financial period with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Services Authority, unless otherwise indicated.

The statement below reports on how the Company has applied these principles on directors and directors' remuneration and relations with shareholders and accountability and audit.

The Board of directors
The current Board comprises five executive directors and six non-executive directors and reflects a blend of different ages, financial and commercial experience and cultures. The roles of Chairman and Chief Executive are split to establish a clear division of responsibility between the two.

Members of the Board meet regularly, normally six times a year. The Board has a schedule of matters specifically reserved to it for decision, including strategy and financial policy, appointment and removal of members of the Board, review and approval of recommendations of the Remuneration Committee and appointment of auditors. In advance of each meeting the Board is supplied with comprehensive briefing papers on items under consideration. All directors have access to the advice and services of the Company Secretary, whose removal may only be with the approval of the Board, and there is a procedure in place for directors, if necessary, to take independent professional advice.

All non-executive directors, with the exception of M. F. Wallach, are considered to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Mr Wallach is deemed to be non-independent as a result of his advisory capacity to the Gates family interests. Non-executive directors joining the Board are appointed for a period of two years and subsequently reviewed.

The Nomination Committee ensures that there is a formal and transparent procedure for the appointment of new directors to the Board. Where appropriate every director receives training on the first occasion that the director is appointed to the Board, taking into account individual qualifications and experience, and training is also available on an ongoing basis to meet individual needs.

All directors are subject to election by shareholders at the first opportunity after appointment and thereafter retire from office and are subject to re-appointment at intervals of no more than three years.

The Board considers that the non-executive directors as a group are of sufficient calibre and number to bring strength of independence to the Board that it had not previously nominated any one non-executive to be a senior independent director. However, in order to comply with the Combined Code, on 6 September 2001 Sir Brian Pitman was appointed as the recognised senior independent non-executive director.

The Company has complied throughout the year with the provisions of the Combined Code, except that from 16 March 2001 to 6 September 2001 the Company had not nominated a senior independent director and from 8 March 2001 to 1 November 2001 the Audit Committee had comprised only two non-executive directors.

Committees
The Board has delegated authority to the following committees on specific matters. All of the Committees have formal terms of reference and all members of the Audit and Remuneration Committees are independent non-executive directors.

Remuneration Committee
Members: K. J. Minton (Chairman), N. N. Broadhurst, J. M. J. Keenan (appointed 1 November 2001).

The Remuneration Committee has responsibility for determining Company policy on executive remuneration and determining specific remuneration packages and compensation packages (including approval every six months of all directors' expenses) on employment or early termination of office for each of the executive directors of the Company. All decisions of the Remuneration Committee in respect of remuneration packages of executive directors are referred to the Board. The Remuneration Committee also monitors the compensation packages of other senior executives in the Group below Board level. The Remuneration Committee appoints a Chairman from amongst its members and meetings are held as and when appropriate.

Audit Committee
Members: N. N. Broadhurst (Chairman), K. J. Minton, J. M. J. Keenan (appointed 1 November 2001).

The Audit Committee reviews the internal and external audit activities, monitors compliance with statutory requirements for financial reporting and reviews the half year and annual financial statements before they are submitted to the Board for approval. It also keeps under review the effectiveness of the Group's internal control systems (including financial, operational and compliance controls and risk management procedures). It considers reports from the internal and external auditors and from management and reports and makes recommendations to the Board.

In addition, the Audit Committee keeps under review the scope and results of the external audit, its cost effectiveness, the independence and objectivity of the auditor and the nature and extent of non-audit services supplied to the Group by the external auditor, seeking to balance the maintenance of objectivity and value for money.

All non-statutory audit, non-assurance or non-tax compliance services provided by the auditor must be reported to the Audit Committee and prior approval is required from the Chairman of the Audit Committee for any such projects. The Committee met four times in the year to 30 April 2002.

Nomination Committee
Membership comprises the non-executive directors and the Chairman of the Company who is also Chairman of the Committee. The Committee assesses and recommends to the Board candidates for appointment as executive and non-executive directors. The Committee also makes recommendations to the Board on its composition and balance. The Committee meets as required.

Remuneration report
See pages 35 to 42.

Relations with shareholders
The directors place a high importance on maintaining good relationships with both institutional and private investors and ensure that shareholders are kept informed of significant Company developments. Although the focus of dialogue is with institutional shareholders the directors exercise care to ensure that any price sensitive information is released to all shareholders at the same time, as required by the Financial Services Authority.

Shareholders attending the AGM are invited to ask questions during the meeting and will be advised of the proxy votes lodged in respect of each resolution. The meeting will include a brief statement on current trading. The Chairmen of both the Remuneration and Audit Committees will attend the AGM.

Accountability and Audit

Directors' responsibilities

The Board seeks to present a balanced and understandable assessment of the Company's position and prospects through its Annual Report and Accounts and the statement of directors' responsibilities in relation to the financial statements is set out on page 43.

Going concern

The directors' statement that the Company and Group is a going concern appears in the Financial Review on page 27.

Internal control

The directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. To fulfil this responsibility the directors have established a planning, control and performance management framework within which each of the Group's businesses operate. Within this framework the management of each of the businesses considers strategic, operational, commercial and financial risks and identifies risk mitigation actions. Whilst acknowledging the overall responsibility for the system of internal control the directors are aware that the system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable and not absolute assurance against material misstatement or loss.

The planning, control and performance management framework includes an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the financial year and up to the approval date of the Annual Report and Accounts. This process builds on the risk awareness already present within operating subsidiaries and previously brought to the attention of the directors in the course of the annual business planning processes. Following on from the risk workshops for each business that took place last year, the Director – Business Risk Assurance, carried out a review with each business unit manager. These reviews focused on the adequacy of the risk mitigation strategies and the effective execution of identified actions. The operational directors of the Industrial & Automotive group and the Air Systems Components and Engineered & Construction Products groups presented the key risks in their respective businesses to the Board and the steps taken to embed risk management.

The other key elements of the framework, which constitutes the control environment are:

Business strategy reviews – each business is required to prepare a strategic position assessment taking into account the market environment and competitive position of the business with specific consideration given to strategic risk. The Corporate Centre management reviews the strategy with each business and the Board is presented with a summary of the plans.

Budget and financial plans – each business prepares budgets and financial plans in accordance with a defined format, which includes consideration of risks. Management at the Corporate Centre reviews the budgets and financial plans with the business units and a summary is presented to the Board for approval.

Capital authorisation approval – all significant capital expenditure is subject to a formal capital authorisation process, which takes into account, inter alia, operational and technical risks.

Reporting and analysis – all businesses are required to report monthly to the Corporate Centre on financial performance compared to budget and to explain significant variances from plan and changes in the business environment.

Forecasts – monthly each business is required to reassess its forecast for the financial year and quarterly each business is subject to a formal business review with Corporate Centre management. Also quarterly each business prepares a forecast for the following eighteen months.

Financial strategy – the financial strategy includes assessment of the major financial risks related to interest rate exposure, foreign currency exposure, debt maturity and liquidity.

There is a comprehensive global insurance programme using the external insurance market and some limited involvement of an internal captive insurance company. Group Treasury manages hedging activities, relating to financial risks, with external cover for net currency transaction exposures.

The Group has established an internal audit function during the year via a co-sourcing arrangement with PriceWaterhouseCoopers. The Director – Business Risk Assurance directs the activities of the internal auditors on a day to day basis and reports directly to the Audit Committee of the Board.

The directors confirm that the effectiveness of the system of internal control for the year ended 30 April 2002, and the period to 27 June 2002, has been reviewed in line with the criteria set out in the guidance for directors on the Combined Code "Internal Control" issued in September 1999.

Remuneration report

This report outlines the Company's policy on executive remuneration and gives details of the executive directors' salaries, annual bonuses, long term incentives and pensions, and fees for non-executive directors. The Board has applied the Principles of Good Governance relating to directors' remuneration as set out in the Combined Code and the report follows the provisions in Schedule B to the Combined Code.

A) Remuneration Committee

1 General and membership

The Remuneration Committee makes recommendations to the Board regarding the remuneration of executive directors and reviews the remuneration of other senior executives, which is the responsibility of the Chief Executive Officer, as well as recommending all grants of share options and share plan awards on behalf of the Board and shareholders.

During the year to 30 April 2002, the members of the Remuneration Committee were K. J. Minton (Chairman), N. N. Broadhurst and J. M. J. Keenan (since his appointment to the Board on 1 November 2001). All members of the Remuneration Committee are independent non-executive directors.

2 Remuneration policy for executive directors

The policy of the Remuneration Committee is to ensure that the Company's directors are fairly rewarded for their individual contributions to the Group's results. In applying this policy, the Remuneration Committee seeks to ensure that the executive directors should receive remuneration which is appropriate to their scale of responsibility and performance and which will attract, motivate and retain individuals of the necessary calibre.

In the application of its policy, the Remuneration Committee also has regard to the necessity of being competitive in the different parts of the world in which the Group operates, particularly North America and the UK. The Remuneration Committee recognises that executive directors have international responsibilities and compares remuneration packages with those of an appropriate comparable group of companies.

Consequently, the Remuneration Committee seeks to ensure that executive directors and senior executives are rewarded for their contribution to the Group's operating financial performance at levels which take account of industry and market benchmarks. These objectives are achieved through a combination of basic salary and incentive arrangements.

Basic salary

The Remuneration Committee's intention is to provide base pay at median levels by comparison with relevant comparable companies, such that basic salaries are competitive taking into consideration the individual's locality, the local market place and the remuneration of direct reports. This is so as to avoid paying more than is necessary for the purpose of maintaining good management, but to provide the potential for upper quartile earnings when corporate and individual performance justify it. Salaries are normally reviewed on 1 July of each year.

Incentive arrangements

Incentive compensation comprises share incentives and cash incentives. Share incentives are considered to be critical elements of executive remuneration, as they align directors' interests with the interests of shareholders. Annual cash incentive compensation is based on the achievement of a number of short term targets relative to the Company's strategic objectives. The Company believes in individual directors achieving aggressive and stretching targets in order for maximum bonuses to be paid.

The programmes of short term and long term incentives used by the Company in prior years have been reviewed by the Remuneration Committee in the last 12 months and, during the year, the Remuneration Committee reviewed the existing arrangements and operated the framework of policies described above, within which were set the remuneration package for each executive director. The Remuneration Committee has taken independent advice from Mercer Human Resource Consulting to help it achieve its objective.

B) Non-executive directors

The remuneration of non-executive directors is determined by the executive directors and confirmed by the full Board. In line with the Hampel Report, the Board has agreed to pay part of the remuneration of each of the non-executive directors in the form of Ordinary Shares of the Company. Accordingly 2,000 Ordinary Shares were acquired for each of Messrs. Broadhurst, Minton, Wallach and Sir Brian Pitman on 31 July 2001.

Non-executive directors do not have service contracts, are not eligible for incentive compensation or the grant of share options and they cannot participate in the Company's pension scheme. They are normally appointed for a fixed term of two years which may be terminated without notice. During the period from 1 May 2001 to 18 February 2002 D. B. Newlands was Executive Chairman and eligible to participate in the annual cash incentive.

C) Executive directors

The remuneration of the executive directors comprises principally basic salary; cash incentive compensation; share based incentive plans; and pension arrangements.

All executive directors with the exception of J. Nicol have service contracts with the Company which are terminable on a notice period of less than one year. J. Nicol's service contract is described in section D below.

1 Basic salary

The basic salary of the executive directors is shown in section E below. Salaries are normally reviewed on 1 July of each year.

2 Annual cash incentive

The annual cash incentive compensation for all the executive directors is based on the achievement of a number of short term targets relevant to the Company's strategic objectives. The Company believes in individual directors achieving aggressive and stretching targets in order for maximum bonuses to be paid. The maximum bonus for the executive directors, other than J. Nicol, will be 50 per cent of salary. The bonus compensation for J. Nicol is described in section D below.

3 Share based incentive plans

The Company's share based incentive plans are The Tomkins Executive Share Option Scheme No. 3, The Tomkins Executive Share Option Scheme No. 4, The Tomkins Savings Related Share Option Scheme No. 2, The Tomkins Share Matching Scheme, The Tomkins Restricted Share Plan and The Tomkins Long Term Loyalty Plan. On the appointment of J. Nicol additional share based incentive plans were set up solely for his participation, as permitted by paragraph 13.13 A (b) of the Listing Rules of the UK Listing Authority and as described in section D below.

Apart from The Tomkins Savings Related Share Option Scheme No. 2, the Company does not operate any scheme which permits the grant of share options at a discount to the prevailing market price.

The Tomkins Executive Share Option Scheme No. 3 ("ESOS 3") and The Tomkins Executive Share Option Scheme No. 4 ("ESOS 4")

Under these schemes, executive directors and other senior executives within the Company may be granted options over Tomkins Ordinary Shares at the market price prevailing immediately before the grant of the option.

The grant of executive share options under ESOS 3 and ESOS 4 is made on a discretionary basis, taking account of an individual executive's performance and job responsibilities. The options are only exercisable if, over a three year period following the grant of the options, the Company achieves growth in earnings per share which exceeds the growth in the retail price index by an average of 2 per cent per annum. Executive options usually become exercisable in equal tranches three, four and five years after their date of grant and are exercisable no later than seven years or ten years after the date of grant.

The Tomkins Savings Related Share Option Scheme No. 2 ("SAYE 2")

See the Directors' Report on page 31.

The Tomkins Share Matching Scheme ("SMS")

The Remuneration Committee currently administers the SMS and may make recommendations regarding the award of shares. When shares subject to a Trustee Award or a Company Award vest under the RSP (see below) participants may be invited to apply for an award under the SMS. This incentive takes the form of two conditional share matching awards ("Matching Awards") vesting a further two years and four years respectively after the end of the RSP restricted period. Each of the matching awards is for the same number of ordinary shares as vested under the RSP (both the Trustee and the Company Award) with proportionate reductions to the matching awards if any vested shares are disposed of.

The Tomkins Restricted Share Plan ("RSP") and the Tomkins Long Term Loyalty Plan ("LTLP")

The Remuneration Committee has frozen all future awards under the RSP and LTLP. It is the current intention to replace the existing plans with a new long term incentive programme that will provide for the granting of share options and the making of performance share awards (either in combination or independently) at levels deemed competitive by the Remuneration Committee, having regard to the market. The Remuneration Committee believes that the new programme will assist transparency, corporate accountability and the linkage between pay and performance.

The awards allocated to participants under the plans will vest at the relevant time. Previous awards that become due for matching will be considered for matching by the Remuneration Committee at the relevant time. Awards made to the directors under the plans prior to the decision of the Remuneration Committee to freeze future awards are shown on pages 40 and 41.

Under the RSP, the Remuneration Committee made recommendations that an element of the annual cash incentive compensation must be taken in restricted shares in the form of a Trustee Award. A Trustee Award was made subject to a condition that the shares would not vest absolutely in the employee until the end of a specified period (the "Restricted Period"), which would not normally be before the third anniversary of the date of appropriation of the shares for the purposes of the award. With the Remuneration Committee's approval, employees could acquire further shares in the Company via market purchase or exercise of options up to a cost equal to the gross amount of aggregate cash bonuses already paid to them. Such acquired shares became subject to a Company Award under the rules of the RSP. If the employee left the Company before the end of the three year Restricted Period he would usually forfeit the Company Award shares; they only vest absolutely in the employee at the end of the Restricted Period.

Under the LTLP the Remuneration Committee invited selected employees to use their own money to acquire shares in Tomkins ("Purchased Shares") which were then matched with conditional awards of shares ("Loyalty Shares") on a one for one basis up to a maximum of 100,000 Loyalty Shares per selected employee. If the employee sold or transferred any of the Purchased Shares at any time during the seven year restricted period, his entire related allocation of Loyalty Shares would be immediately forfeited.

4 Pension arrangements

The executive directors' pension arrangements are described in section F below.

D) J. Nicol

On 18 February 2002 the Company appointed J. Nicol as Chief Executive Officer on terms and with a remuneration package in order to attract him to the UK and to be commensurate with practice and his expectations at a North American business.

Service contract

J. Nicol's service contract is terminable on a notice period of one year but provides that if the contract is terminated in certain circumstances within the first 18 months of appointment he will receive two years' salary; two times the annual value of cash and other non cash benefits; bonus payable pro rata to the date of termination and bonus equal to 50 per cent of fixed salary for the two following years. J. Nicol was provided with this compensation for early termination as part of the remuneration package to attract him.

Annual cash incentive

J. Nicol's maximum bonus will be 100 per cent of salary, and is subject to a guaranteed bonus of an amount equal to 50 per cent of salary in respect of each financial year of the Company ending on or prior to 30 April 2003.

Share based incentive plans

New share based incentive plans (including two option plans) were set up specifically for J. Nicol on his appointment. The plans were designed to buy out the benefits that J. Nicol had with his former employer. Benefits under the plans are not pensionable. These plans are a one-time arrangement and relate to Tomkins ordinary shares ("shares") and comprise:

1 Premium Priced Option

A Premium Priced Option under which a non-transferable option to acquire 5,076,142 shares with an aggregate market value of £10 million was granted on 11 February 2002. The market value is the middle market quotation of a share on the close of business on the dealing day preceding the date of grant, being 8 February 2002. The price per share payable on the exercise of the option will be: in respect of 2,538,072 shares (A option shares), 197p being the market value on 8 February 2002; in respect of 1,522,842 shares (B option shares), 276p being 140 per cent of the market value; and in respect of 1,015,228 shares (C option shares), 345p being 175 per cent of the market value. The option shall vest: as to one third of A, B and C option shares on 18 February 2003; as to one third of A, B and C option shares on 18 February 2004; and as to one third of A, B and C option shares on 18 February 2005. The option shall lapse on the earliest of:

- ten years from 11 February 2002;
- six months after the date of termination of J. Nicol's appointment ("Termination Date");
- immediately on the Termination Date where termination is for any of the following reasons: repudiatory or material breach of duties, express or implied; conduct bringing the Company or any Group company into disrepute; becoming unable to act as director under UK, US or Canadian law; becoming insolvent; conviction of a criminal offence (other than a non-imprisonable driving offence);
- 12 months after death if death is while in service, otherwise within six months of the Termination Date; or
- six months after a change of control of the Company unless the person who has obtained control gives notice to acquire compulsorily the remaining shares in which event the option will lapse within one month of the date of such notice.

2 Executive Share Option

An Executive Share Option under which a non-transferable option to acquire 1,522,842 shares was granted on 11 February 2002 at a market value of 197p per share with an aggregate market value of £3 million. The market value is the middle market quotation of a share on the close of business on the dealing day preceding the date of grant, being 8 February 2002. The option may not be exercised before the expiration of a period of three years commencing on 18 February 2002 and unless and until the performance condition has been satisfied or waived. The performance condition will be achieved if, on or after the third anniversary of the date of grant, the rate of increase of earnings per share over any three year period is equal to or greater than the rate of increase of the Retail Price Index plus 9 per cent. The performance condition may be waived or amended by the Remuneration Committee. If there is a change of control of the Company then the option is exercisable immediately regardless of whether the performance condition is satisfied. The same lapsing events listed for the Premium Priced Option, apply to this option.

If there is a variation in the share capital of the Company the Remuneration Committee may adjust the number of shares in either the Premium Priced Option or the Executive Share Option as it reasonably deems appropriate to take account of the variation.

3 Deferred Matching Share Purchase Plan

Under the Deferred Matching Share Purchase Plan 3,045,684 shares ("Matching Shares") were awarded following the purchase by J. Nicol of 1,015,228 shares of the Company (the "Purchased Shares"). After three years the award will vest in respect of 1,015,228 Matching Shares and the remaining 2,030,456 Matching Shares will vest according to the share price at that time, to the extent that for every 1p that the share price increases over 197p up to a maximum of 591p, J. Nicol will receive 5,153 shares ("the Share Price Condition"). He may elect at any time prior to the vesting of the award to receive either the shares, or at his option, a cash payment equal to the market value on the date of the award. The award is conditional upon J. Nicol (or his relatives or trustees of a family trust fund) holding the Purchased Shares for at least three years (the "Holding Condition"). Until the award vests in respect of at least one third of the Matching Shares, J. Nicol is entitled to receive a cash payment equal to the net dividends payable on the Purchased Shares. The cash payment shall reduce pro rata to the extent of any vesting of the award up to one third of the Matching Shares.

3 Deferred Matching Share Purchase Plan (continued)

If termination of J. Nicol's appointment occurs before three years, and the Holding Condition has been satisfied at the Termination Date, the award will vest in respect of 1,015,228 Matching Shares notwithstanding that termination has occurred prior to three years. The Share Price Condition does not apply in this circumstance.

If termination of J. Nicol's appointment occurs before three years and the Holding Condition is satisfied at the Termination Date, and J. Nicol is a Good Leaver, the award will vest in respect of the relevant proportion of the remaining Matching Shares (being up to 2,030,456 shares) which would vest under the Share Price Condition according to the share price at the Termination Date. A Good Leaver is someone ceasing to be a director or employee of the Company by reason of: death, incapacity or redundancy; giving or receiving 12 months' notice in writing; on retirement; repudiatory breach of contract by the Company or any other circumstances at the discretion of the Remuneration Committee.

The award will vest in full on a change of control of the Company provided the Holding Condition is satisfied at the date of the change of control. If the share capital of the Company increases or varies the Remuneration Committee may make adjustments as it thinks appropriate to the number of Matching Shares. The Remuneration Committee may also alter the terms of the Deferred Matching Share Purchase Plan. Any adjustments or alterations made must not be to the disadvantage of J. Nicol unless he so approves such alteration.

The aggregate value of entitlement of J. Nicol in respect of 1,015,228 Matching Shares and a further 345,251 Matching Shares (derived from 5,153 shares times the difference in the market value at 30 April 2002 of 264p per share and 197p per share, being the market value on 8 February 2002) at the year end amounted to £3,592,000 (2001 – £nil).

E) Remuneration for the year ended 30 April 2002

1 Directors' emoluments

	Basic salary/fees £000	Annual[1] cash incentive £000	Benefits[2] in kind £000	Total emoluments (excluding pension contributions)[4] 2002 £000	Total emoluments (excluding pension contributions)[4] 2001 £000
D. B. Newlands[3]	233	79	–	**312**	222
J. Nicol (from 18 February 2002)	151	197	3	**351**	–
K. Lever	306	116	21	**443**	394
R. N. Marchant	146	55	42	**243**	207
A. J. Reading[5]	475	149	10	**634**	483
D. J. Snowdon	375	142	25	**542**	432
N. N. Broadhurst[6]	38	–	–	**38**	13
J. M. J. Keenan (from 1 November 2001)	16	–	–	**16**	–
K. J. Minton[6]	38	–	–	**38**	13
Sir Brian Pitman[6]	34	–	–	**34**	27
M. F. Wallach[6]	32	–	–	**32**	22
R. M. Holland (to 8 March 2001)	–	–	–	–	19
A. E. Wambold (to 16 January 2001)	–	–	–	–	16
	1,844	738	101	**2,683**	1,848

1 Annual cash incentives comprise three performance measurements against the Group's budget. They are operating profit, return on invested capital after tax and net cash flow after tax and financing. The respective weights of measure are 40 per cent, 20 per cent and 40 per cent. In the year to 30 April 2002 all three measurements reached their threshold with the cash measurement achieving maximum.

Annual cash incentives for J. Nicol for the period 18 February 2002 to 30 April 2002 comprise the following elements:

(a) a bonus pro rated for the period to 30 April 2002 of £112,142, equal to 75.8 per cent of basic salary (£95,000 of the bonus has been waived by J. Nicol to meet the excess cost of the leased property which the Company has provided to him (see 2 below)).

(b) a buy-out bonus payment and relocation allowance of £23,333 per month for a period of three years, such payments to cease on termination of employment, if sooner.

(c) a cash bonus of £28,020 under the Deferred Matching Share Purchase Plan equivalent to the net dividend payable on 1,015,288 shares of Tomkins plc (see page 37).

2 Benefits in kind comprise company cars and related costs and medical cover and in the case of R. N. Marchant the use of a Company flat. On 26 April 2002 the Company entered into a short term lease on a property which will be occupied by J. Nicol and his family from 1 June 2002 to 30 June 2004. J. Nicol has agreed to waive £95,000 of his entitlement to the bonus noted in 1(a) above to meet the excess cost of the leased property. J. Nicol has provided an indemnity to ensure that the Company's commitment as to the cost of such property is limited to that as provided within his service contract. During the period 18 February 2002 to 30 April 2002 the Company incurred no cost for this arrangement.

3 For the period from 1 May 2001 to 18 February 2002 D. B. Newlands was paid at the rate of £250,000 per annum in his capacity as Executive Chairman. On 18 February 2002 he reverted to his role as non-executive Chairman, paid at a rate of £150,000 per annum. During his period as Executive Chairman he was entitled to receive annual cash incentive compensation. He does not participate in any long term incentive arrangements.

4 Details of amounts received in respect of long term incentives are shown on pages 40 and 41.

5 A. J. Reading works predominantly in the United States and his pay is denominated in US dollars. During the year additional remuneration of £16,000 was paid to compensate A. J. Reading for US Federal Insurance Contributions.

6 Included in basic salary/fees is the cost of 2,000 Ordinary Shares of 5p each in the Company acquired for N. N. Broadhurst, K. J. Minton, Sir Brian Pitman and M. F. Wallach on 31 July 2001.

2 Directors' options

Directors' options over Ordinary Shares of 5p each at the year end were:

	Scheme[1]	Dates of grant	Dates of expiry	Price	30 April 2002 number	Granted number	Lapsed number	Exercised number	30 April 2001 number
J. Nicol	Prem. Priced[2]	11 Feb 02	10 Feb 12	197.00p	**2,538,072**	2,538,072			
	Prem. Priced[2]	11 Feb 02	10 Feb 12	276.00p	**1,522,842**	1,522,842			
	Prem. Priced[2]	11 Feb 02	10 Feb 12	345.00p	**1,015,228**	1,015,228			
	Executive[2]	11 Feb 02	10 Feb 12	197.00p	**1,522,842**	1,522,842			
					6,598,984	6,598,984			
K. Lever	ESOS 3	8 Nov 99	7 Nov 09	215.00p	**13,950**				13,950
	ESOS 4	8 Nov 99	7 Nov 09	215.00p	**235,050**				235,050
	ESOS 4	19 Jan 01	18 Jan 11	171.00p	**329,000**				329,000
					578,000				578,000
R. N. Marchant	ESOS 2	12 Aug 92	11 Aug 02	186.72p	**21,689**				21,689
	ESOS 2	3 Mar 93	2 Mar 03	262.00p	**15,000**				15,000
	ESOS 2	27 July 94	26 July 04	226.00p	**27,000**				27,000
	ESOS 3	9 May 95	8 May 05	242.00p	**49,500**				49,500
	ESOS 4	31 July 96	30 July 03	249.00p	**27,000**				27,000
	ESOS 4	12 Aug 97	11 Aug 04	330.00p	**102,000**				102,000
	ESOS 4	6 Aug 98	5 Aug 08	293.50p	**51,000**				51,000
	ESOS 4	20 Aug 99	19 Aug 09	275.25p	**50,000**[3]				50,000
	SAYE 2	10 Mar 97	31 Oct 02	232.40p	**2,969**				2,969
	SAYE 2	12 Mar 98	31 Oct 03	266.20p	**2,592**				2,592
					348,750				348,750
A. J. Reading	ESOS 2	12 Aug 92	11 Aug 02	186.72p	**54,224**				54,224
	ESOS 3	9 May 95	8 May 05	242.00p	**201,000**				201,000
	ESOS 4	9 May 95	8 May 02	242.00p	**–**			(201,000)	201,000
	ESOS 4	9 May 95	8 May 02	242.00p	**200,000**[3]				200,000
	ESOS 4	6 Aug 98	5 Aug 08	293.50p	**102,000**				102,000
	ESOS 4	20 Aug 99	19 Aug 09	275.25p	**50,000**[3]				50,000
	SAYE 2	10 Mar 97	31 Oct 02	232.40p	**7,422**				7,422
					614,646			(201,000)	815,646
D. J. Snowdon	ESOS 3	11 Apr 96	11 Apr 03	259.00p	**400,000**				400,000
	ESOS 4	31 July 96	30 July 03	249.00p	**200,000**				200,000
	ESOS 4	12 Aug 97	11 Aug 04	330.00p	**498,000**				498,000
	ESOS 4	6 Aug 98	5 Aug 08	293.50p	**193,000**				193,000
	ESOS 4	6 Aug 98	5 Aug 08	293.50p	**212,000**[3]				212,000
	SAYE 2	12 Mar 98	31 Oct 03	266.20p	**6,480**				6,480
					1,509,480				1,509,480

1 The Tomkins Executive Share Option Scheme (No.2) ("ESOS 2") has now expired. No new options may be granted under this scheme, though options already granted thereunder remain in force until they are exercised, forfeited or they lapse.

2 See details on page 37.

3 Options granted in excess of four times a participant's annual earnings ("super options") will only be exercisable if at least five years have elapsed since the date of grant and then only if, over a five year period following the grant of the option, the growth in the Company's earnings per share is such that it would be in the top quartile of a league table for growth in earnings per share over a five year period for companies in the FTSE 100 index.

During the year, gains on exercise were: A. J. Reading £58,000 (2001 – £348,000) and R. N. Marchant £nil (2001 – £216). The market price at the date of exercise was 271.00p. Gains on exercise of share options represent the difference between the market price on date of exercise and the subscription price of the shares.

On 8 May 2002 A. J. Reading forfeited options to purchase 200,000 shares under ESOS 4. There were no other movements in directors' options over shares of 5p each between 1 May 2002 and 27 June 2002.

The total net value of the directors' unexercised options at 30 April 2002 was £3,374,000 (2001 – £nil), of which £3,196,000 represents options, all of which are unexercisable, held by J. Nicol (£2,721,000), K. Lever (£428,000), R. N. Marchant (£1,000) and A. J. Reading (£46,000). The remaining £178,000 relates to exercisable options held by R. N. Marchant (£42,000), A. J. Reading (£86,000) and D. J. Snowdon (£50,000). The net value of unexercised options is the positive difference between the closing middle market price of the Company's shares at the year end (264.00p per share) and the exercise price of the options. The range of the Company's ordinary share price during the year was between 134.00p and 271.00p.

3 Directors' long term incentives

Directors' long term incentive compensation consisted of some or all of a number of elements: the RSP, the SMS and the LTLP.

The total amounts received by current directors during the year under long term incentive compensation were as follows:

	2002 £000	2001 £000
R. N. Marchant	**4**	2
A. J. Reading	**13**	12
D. J. Snowdon	**20**	25
	37	39

4 The Tomkins Restricted Share Plan

The RSP includes both Trustee and Company Awards. The terms of the Trustee and Company Awards under the annual bonus scheme are set out in this report on page 36.

The interests of the directors in 5p Ordinary Shares of the Company held as Trustee Awards within the RSP which are yet to vest and yet to be included in directors' remuneration were as follows:

	30 April 2002 number	Awarded number	Vested number	30 April 2001 number	Vesting period
K. Lever*	**101,869**	100,000	–	1,869	2004-2005
R. N. Marchant	**2,440**	–	(511)	2,951	2003-2004
A. J. Reading	**10,544**	–	(7,359)	17,903	2003
D. J. Snowdon	**12,000**	–	(10,220)	22,220	2003-2004

*In fulfilment of an obligation under K. Lever's terms of appointment on 1 November 1999, the Remuneration Committee agreed on 27 June 2001 to make a recommendation to the Trustees of the Tomkins Employee Share Trust that an award of 100,000 Ordinary Shares under the RSP be made to K. Lever on 2 July 2001. These shares would vest at the end of the three year Restricted Period, but would not be eligible for a Matching Award.

The aggregate value of entitlements in respect of Trustee Awards held within the RSP for the current directors which are yet to vest and yet to be included in directors' remuneration at the year end was £335,000 (2001 – £70,000). During the year, 18,090 shares vested under the RSP, the market value of which amounted to £1,000 (2001 – £1,000); £13,000 (2001 – £nil) and £20,000 (2001 – £25,000) for Messrs. Marchant, Reading and Snowdon respectively. No shares vested in respect of the other current directors (2001 – £nil). The entitlements of the directors under the RSP at 30 April 2002 may, subject to the recommendation of the Remuneration Committee, become eligible for Matching Awards under the SMS.

The interests of the directors in 5p Ordinary Shares of the Company held as Company Awards within the RSP which are yet to vest but which have already been included in directors' remuneration were as follows:

	30 April 2002 number	Awarded number	Vested number	30 April 2001 number	Vesting period
R. N. Marchant	**7,762**	–	(3,881)	11,643	2003
D. J. Snowdon	–	–	(13,050)	13,050	

The value of the entitlement in respect of a Company Award held within the RSP which is yet to vest but has already been included in directors' remuneration at the year end was £20,000 (2001 – £39,000). The entitlement under the RSP at 30 April 2002 may, subject to the recommendation of the Remuneration Committee, become eligible for Matching Awards under the SMS.

5 The Tomkins Share Matching Scheme

The terms of Matching Awards under the SMS are set out in this Report on page 36.

Amounts will be disclosed as remuneration in the years in which shares awarded by the Trustees of the Tomkins Employee Share Trust vest in the director.

During the year, awards were made under the SMS in respect of shares vesting from the RSP, awarded in August 1996 and August 1998. The interests of directors in shares awarded and contingent matched interests under the SMS, which are dependent on the retention of the equivalent number of shares under the RSP, were as follows:

	Shares yet to vest under the SMS					Contingent matched interests			
	30 April 2002 number	Awarded number	Vested number	30 April 2001 number	Vesting period	30 April 2002 number	Created number	Released number	30 April 2001 number
R. N. Marchant	**9,808**	8,852	(1,394)	2,350	2003-2004	**10,889**	8,852	(1,630)	3,667
A. J. Reading	**6,776**	6,776	–	–	2004	**6,776**	6,776	–	–
D. J. Snowdon	**54,530**	43,270	–	11,260	2003-2004	**54,530**	43,270	–	11,260

During the year 1,394 shares vested under the SMS the market value of which amounted to £3,000 (2001 – £1,000) and £nil (2001 – £12,000) for R. N. Marchant and A. J. Reading respectively. The value of entitlements in respect of awards held within the SMS for current directors at the year end was £188,000 (2001 – £21,000).

6 The Tomkins Long Term Loyalty Plan
The terms of LTLP Awards are set out in this Report on page 36.

The interests of directors in shares they have purchased ("Purchased Shares") and which have been made the subject of an award under the LTLP, and in conditional awards of shares ("Loyalty Shares") which are dependent on the retention of the Purchased Shares and the completion of seven years' service, are set out below.

Awards of Loyalty Shares are included in remuneration in the year in which the Loyalty Shares vest:

	Purchased Shares		Loyalty Shares	
	2002 number	2001 number	**2002 number**	2001 number
R. N. Marchant	**40,000**	40,000	**40,000**	40,000
A. J. Reading	**100,000**	100,000	**100,000**	100,000
D. J. Snowdon	**100,000**	100,000	**100,000**	100,000
	240,000	240,000	**240,000**	240,000

The above shares are due to vest in 2004. The value of entitlements in respect of awards held within the LTLP for current directors at the year end was £634,000 (2001 – £376,000).

F) Executive directors' pension arrangements
R. N. Marchant participates in the Tomkins Retirement Benefits Plan (the "RBP") which provides pension and other benefits within Inland Revenue limits. Messrs. Reading and Snowdon also participate in the RBP, but their entitlements exceed Inland Revenue limits as set out in the Finance Act 1989. In the case of D. J. Snowdon, those entitlements which are in excess of prescribed limits are funded in the Tomkins Funded Unapproved Retirement Benefits Scheme (the "FURBS") and those for A. J. Reading are unfunded. During the year, an amount of £148,000 was paid into the FURBS in respect of D. J. Snowdon's unapproved accrued entitlement. During the year A. J. Reading's unfunded accrual reduced and at 30 April 2002 stood at £1,120,000.

Participation in the RBP is non-contributory for the directors referred to above and the Company's contribution for each director for the year was at the rate of 35 per cent of pensionable earnings. For D. J. Snowdon, pensionable earnings comprise basic annual salary. Pensionable earnings for R. N. Marchant comprise salary and a three year average of the cash element of annual bonuses and benefits in kind and for A. J. Reading comprise salary and a three year average of the cash element of annual bonuses. Bonuses for 2001 and any future bonuses will not be pensionable and therefore will not form part of pensionable earnings.

The inclusion of fluctuating emoluments in pensionable earnings does not comply with Schedule A of the Combined Code, but have been included from 24 May 1988 and 6 July 1992 for R. N. Marchant and A. J. Reading respectively in accordance with their contractual arrangements.

J. Nicol and K. Lever do not participate in the RBP, but receive a payment at an annual rate of 37.5 per cent of their basic salary, which amounted to £57,000 and £115,000 respectively during the year, to enable them to make contributions to retirement benefits schemes of their choice on behalf of themselves and their dependants.

The normal retirement age of these directors is 60, except for A. J. Reading which is 62.

The following executive directors' pension entitlements were:

Name of director	Age at 30 April 2002	Years of service at 30 April 2002	Increase in accrued pension during the year* £000	Transfer value of increase† £000	**Accumulated total of accrued pension at 30 April 2002 £000**	Accumulated total of accrued pension at 30 April 2001 £000
R. N. Marchant	55	23	6	82	**109**	101
A. J. Reading	58	11	4	58	**97**	92
D. J. Snowdon	57	6	21	313	**103**	80

*The increase in accrued pension during the year excludes inflation related adjustments.

†The transfer value of increase is calculated in accordance with Actuarial Guidance Note GN11 Version 1.3. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the Company and the RBP.

G) D. J. Snowdon
On 28 May 2002 the Company announced that D. J. Snowdon was to leave the Board and the Company with effect from 30 June 2002. The Company has agreed to pay D. J. Snowdon £450,000 (gross) in connection with the early termination of his employment and to make contributions on his behalf for the loss of pension benefits over his notice period.

H) Payments made to and interests of former directors

I. A. Duncan resigned as a director on 12 July 1999 and G. F. Hutchings resigned as a director on 11 October 2000.

I. A. Duncan

During the year I. A. Duncan received remuneration from long term incentive plans of £44,000 (2001 – £87,000).

Share options

I. A. Duncan's options over shares of 5p each at the year end were:

Scheme	Dates of grant	Dates of forfeit	Price	**30 April 2002 number**	Granted number	Forfeited number	Exercised number	30 April 2001 number
ESOS 3	9 May 95	23 Aug 01	242.00p	–	–	(201,000)	–	201,000
ESOS 3	26 Feb 96	23 Aug 01	268.00p	–	–	(95,000)	–	95,000
				–	–	(296,000)	–	296,000

During the year no share options were exercised.

The terms of these share options are the same as those described on page 36 for current directors.

Long term incentives

I. A. Duncan has maintained an interest in the long term incentive compensation schemes. The total long term incentive scheme compensation received during the year by I. A. Duncan was £44,000.

Restricted Share Plan

I. A. Duncan's interest in ordinary shares of the Company held within the RSP (Trustee Awards) which are yet to vest and have not yet been included in directors' remuneration was:

30 April 2002 number	Vested number	30 April 2001 number	Vesting period
30,060	(22,400)	52,460	2003

The amount vesting during the year was £44,000. The aggregate value of entitlements in respect of awards held within the RSP which are yet to vest and have not yet been included in directors' remuneration at the year end was £79,000 (2001 – £82,000).

I. A. Duncan's interest in shares of the Company held within the RSP (Company Awards) which vested during the year but which had already been included in directors' remuneration was:

30 April 2002 number	Vested number	30 April 2001 number	Vesting period
–	(263,257)	263,257	–

At the year end no entitlement to the RSP (Company Awards) remained (2001 – £412,000).

G. F. Hutchings

During the year G. F. Hutchings received remuneration from long term incentive plans of £762,000 (2001 – £203,000) and emoluments of £nil (2001 – £473,000).

On 21 December 2001 the Company reached an out of court settlement with G. F. Hutchings. The terms of the settlement provided for the following:

- the release to G. F. Hutchings of 2,909,562 shares held on his behalf in the RSP and SMS. The majority of these shares were bought by him out of his own funds and placed in the RSP and SMS under the terms of which he became entitled to the shares in certain circumstances;
- a supplementary payment of £500,000 by way of augmentation of G. F. Hutchings' pension. The payment was made direct to his personal pension arrangement;
- a contribution towards his legal fees;
- the waiver by G. F. Hutchings of all his actual and potential claims against the Company and all other relevant parties; and
- the withdrawal by the Company of all its actual and potential claims against G. F. Hutchings.

Long term incentives

The release of 2,909,562 shares to G. F. Hutchings included 187,170 shares held in the RSP (Trustee Awards) and 175,019 shares held in the SMS. These interests had not previously been included in directors' remuneration and on 21 December 2001 amounted to £762,000 (2001 – £203,000). The remaining shares had previously been included in directors' remuneration.

Statement of directors' responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit of the Group for the year. In preparing these financial statements, the directors are required to:

(i) select suitable accounting policies and apply them consistently;

(ii) make judgements and estimates that are reasonable and prudent;

(iii) state whether applicable accounting standards have been followed;

(iv) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report

To the members of Tomkins plc

We have audited the financial statements of Tomkins plc for the year ended 30 April 2002 which comprise the profit and loss account, the balance sheets, the cash flow statement, the reconciliation of net cash flow to movement in net funds/(debt), the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the principal accounting policies and the related notes 1 to 30.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Annual Report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 April 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR

27 June 2002

Note:
Neither an audit nor a review provides assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Consolidated profit and loss account

For the year ended 30 April 2002	Notes	2002 Before goodwill amortisation and exceptional items £ million	2002 Goodwill amortisation £ million	2002 Exceptional items† £ million	2002 Total £ million	2001 (restated) Before goodwill amortisation and exceptional items £ million	2001 (restated) Goodwill amortisation £ million	2001 (restated) Exceptional items† £ million	2001 (restated) Total £ million
Turnover									
Continuing operations		**3,373.8**	**–**	**–**	**3,373.8**	3,335.1	–	–	3,335.1
Discontinued operations		**–**	**–**	**–**	**–**	770.4	–	–	770.4
	1	**3,373.8**	**–**	**–**	**3,373.8**	4,105.5	–	–	4,105.5
Operating profit									
Continuing operations		**266.6**	**(10.5)**	**–**	**256.1**	308.5	(9.3)	–	299.2
Discontinued operations		**–**	**–**	**–**	**–**	11.4	(0.2)	–	11.2
		266.6	**(10.5)**	**–**	**256.1**	319.9	(9.5)	–	310.4
Share of (losses)/profits of associates		**(0.7)**	**–**	**–**	**(0.7)**	0.1	–	–	0.1
Operating profit including associates	1 & 2	**265.9**	**(10.5)**	**–**	**255.4**	320.0	(9.5)	–	310.5
Loss on disposal of operations	28	**–**	**–**	**(68.5)**	**(68.5)**	–	–	(294.8)	(294.8)
Reversal of provision for loss on disposal of business	28	**–**	**–**	**66.0**	**66.0**	–	–	215.0	215.0
Provision for loss on business disposed of post year end:									
Impairment of goodwill		**–**	**–**	**(3.5)**	**(3.5)**	–	–	(42.2)	(42.2)
Impairment of assets		**–**	**–**	**–**	**–**	–	–	(23.8)	(23.8)
Profit on disposal of fixed assets		**–**	**–**	**8.4**	**8.4**	–	–	–	–
Profit before interest		**265.9**	**(10.5)**	**2.4**	**257.8**	320.0	(9.5)	(145.8)	164.7
Net interest	3	**6.6**	**–**	**–**	**6.6**	(20.7)	–	–	(20.7)
Profit on ordinary activities before tax		**272.5**	**(10.5)**	**2.4**	**264.4**	299.3	(9.5)	(145.8)	144.0
Before exceptional items		**272.5**	**(10.5)**	**–**	**262.0**	299.3	(9.5)	–	289.8
Exceptional items		**–**	**–**	**2.4**	**2.4**	–	–	(145.8)	(145.8)
Tax on profit on ordinary activities	5	**(72.0)**	**3.3**	**(2.8)**	**(71.5)**	(86.9)	–	–	(86.9)
Profit on ordinary activities after tax		**200.5**	**(7.2)**	**(0.4)**	**192.9**	212.4	(9.5)	(145.8)	57.1
Equity minority interest		**(5.4)**	**–**	**–**	**(5.4)**	(3.8)	–	–	(3.8)
Profit attributable to shareholders		**195.1**	**(7.2)**	**(0.4)**	**187.5**	208.6	(9.5)	(145.8)	53.3
Dividends on equity and non-equity shares	7	**(131.9)**	**–**	**–**	**(131.9)**	(132.9)	–	–	(132.9)
Retained profit/(loss)	22	**63.2**	**(7.2)**	**(0.4)**	**55.6**	75.7	(9.5)	(145.8)	(79.6)
Earnings per share									
Basic	6	**20.14p**			**19.16p**	19.94p			1.83p
Diluted	6	**19.54p**			**18.78p**	19.31p			1.83p
Dividends per ordinary share	7				**12.00p**				12.00p

Comparative figures have been restated. See accounting policies.

†Exceptional items exclude those relating to operating profit (see note 2).

Consolidated cash flow statement

For the year ended 30 April 2002	Notes	2002 £ million	2001 £ million
Cash flow from operating activities	8	**492.1**	388.2
Dividends received from associated undertakings		**0.8**	0.5
Returns on investments and servicing of finance	9	**(34.4)**	(64.6)
Tax paid (net)	9	**(43.2)**	(83.9)
Capital expenditure (net)	9	**(111.2)**	(138.9)
Financial investment	9	**–**	(0.1)
Acquisitions and disposals	9	**(22.2)**	1,258.5
Equity dividends paid		**(93.3)**	(152.8)
Net cash inflow before use of liquid resources and financing		**188.6**	1,206.9
Financing			
Share issues (net of costs)		**1.0**	2.8
Buy back of own shares		**(19.9)**	(340.9)
Mark to market of hedging instruments		**(4.4)**	(104.3)
Cash flow decreasing debt and lease financing		**(164.5)**	(843.3)
Net cash outflow from financing	9	**(187.8)**	(1,285.7)
Management of liquid resources			
Cash flow decreasing/(increasing) cash on deposit and collateralized cash	9	**15.0**	(27.4)
Increase/(decrease) in cash in the year		**15.8**	(106.2)

Reconciliation of net cash flow to movement in net funds/(debt)

For the year ended 30 April 2002	Notes	2002 £ million	2001 £ million
Increase/(decrease) in cash in the year		**15.8**	(106.2)
Cash flow decreasing debt and lease financing	9	**164.5**	843.3
Cash flow (decreasing)/increasing cash on deposit and collateralized cash	9	**(15.0)**	27.4
Change in net funds resulting from cash flows	10	**165.3**	764.5
(Collateralized cash)/loans and finance leases disposed with subsidiaries	10	**(3.6)**	18.9
Translation difference	10	**(4.7)**	12.5
Increase in net funds in the year		**157.0**	795.9
Net debt at 30 April 2001	10	**(6.2)**	(802.1)
Net funds/(debt) at 30 April 2002	10	**150.8**	(6.2)

Consolidated balance sheet

At 30 April 2002	Notes	2002 £ million	2001 (restated) £ million
Capital employed			
Fixed assets			
Intangible assets	11	**185.1**	192.2
Tangible assets	12	**864.3**	903.0
Investments	13	**9.3**	12.2
		1,058.7	1,107.4
Current assets			
Stock	14	**413.0**	473.5
Debtors	15	**697.1**	784.4
Cash		**395.9**	400.4
		1,506.0	1,658.3
Current liabilities			
Creditors: amounts falling due within one year	16	**(889.1)**	(933.5)
Net current assets		**616.9**	724.8
Total assets less current liabilities		**1,675.6**	1,832.2
Creditors: amounts falling due after more than one year	17	**(255.3)**	(425.8)
Provisions for liabilities and charges	19	**(279.2)**	(287.5)
Net assets		**1,141.1**	1,118.9
Capital and reserves			
Called up share capital			
Ordinary shares	21	**38.6**	39.1
Convertible cumulative preference shares	21	**337.2**	337.2
Redeemable convertible cumulative preference shares	21	**426.8**	426.7
		802.6	803.0
Share premium account	22	**89.4**	89.7
Capital redemption reserve	22	**66.6**	64.8
Profit and loss account	22	**148.3**	127.4
Shareholders' funds		**1,106.9**	1,084.9
Equity shareholders' funds		**342.9**	321.0
Non-equity shareholders' funds		**764.0**	763.9
Equity minority interest		**34.2**	34.0
		1,141.1	1,118.9

Comparative figures have been restated. See accounting policies.

Approved by the Board on 27 June 2002 and signed on its behalf by

J. Nicol
K. Lever } Directors

Company balance sheet

At 30 April 2002	Notes	2002 £ million	2001 £ million
Capital employed			
Fixed assets			
Tangible assets	12	**5.0**	6.3
Investments	13	**1,573.1**	1,571.4
		1,578.1	1,577.7
Current assets			
Debtors: amounts falling due within one year	15	**23.9**	32.9
Debtors: amounts falling due after more than one year	15	**341.8**	221.8
Cash		**98.4**	140.4
		464.1	395.1
Current liabilities			
Creditors: amounts falling due within one year	16	**(94.9)**	(97.8)
Net current assets		**369.2**	297.3
Total assets less current liabilities		**1,947.3**	1,875.0
Creditors: amounts falling due after more than one year	17	**(468.1)**	(359.1)
Provisions for liabilities and charges	19	**(0.5)**	–
Net assets		**1,478.7**	1,515.9
Capital and reserves			
Called up share capital			
Ordinary shares	21	**38.6**	39.1
Convertible cumulative preference shares	21	**337.2**	337.2
Redeemable convertible cumulative preference shares	21	**426.8**	426.7
		802.6	803.0
Share premium account	22	**89.4**	89.7
Capital redemption reserve	22	**66.6**	64.8
Merger reserve	22	**115.4**	117.4
Capital reserve	22	**56.5**	76.2
Profit and loss account	22	**348.2**	364.8
Equity shareholders' funds		**714.7**	752.0
Non-equity shareholders' funds		**764.0**	763.9
Shareholders' funds		**1,478.7**	1,515.9

Approved by the Board on 27 June 2002 and signed on its behalf by

J. Nicol
K. Lever } Directors

Statement of total recognised gains and losses

For the year ended 30 April 2002		2002 £ million		2001 (restated) £ million
Profit attributable to shareholders		**187.5**		53.3
Foreign exchange translation:				
– group	**(33.5)**		(4.4)	
– associated undertakings	**(0.4)**		(0.1)	
		(33.9)		(4.5)
Total recognised gains and losses for the year		**153.6**		48.8
Prior year adjustment (see accounting policies)		**32.9**		–
Total recognised gains and losses since last annual report		**186.5**		48.8

Reconciliation of movement in shareholders' funds

For the year ended 30 April 2002	Notes		2002 £ million		2001 (restated) £ million
Total recognised gains and losses			**153.6**		48.8
Dividends	7		**(131.9)**		(132.9)
			21.7		(84.1)
Share issues (net of costs)			**7.3**		2.8
Buy back of own shares (including stamp duty, commissions and other costs)			**(19.7)**		(341.2)
Adjustment to prior year dividends in respect of share buy backs			**0.2**		6.6
Goodwill written back on disposals	22		**9.3**		732.2
Write back of impaired goodwill on proposed disposal	22		**3.2**		42.2
Net addition to shareholders' funds			**22.0**		358.5
Shareholders' funds at 30 April 2001		**1,052.0**		681.4	
Prior year adjustment (see accounting policies)		**32.9**		45.0	
			1,084.9		726.4
Shareholders' funds at 30 April 2002			**1,106.9**		1,084.9

Comparative figures have been restated. See accounting policies.

Principal accounting policies

Accounting convention
The accounts have been prepared under the historical cost convention and in accordance with applicable UK accounting standards.

Financial Reporting Standard No. 17 "Retirement benefits" ("FRS 17") is effective for the year ended 30 April 2002. As permitted by the transitional arrangements of the Standard the Group has elected to defer implementation of FRS 17. The disclosures required under the transitional arrangements are set out in note 25.

Financial Reporting Standard No. 18 "Accounting Policies" has been adopted in these accounts. No adjustments were necessary as a result of its adoption.

The accounting policy for deferred tax has been amended to conform to Financial Reporting Standard No. 19 "Deferred Tax" ("FRS 19"), the adoption of which has resulted in the following restatement of comparative figures:

	30 April 2001			
	As previously disclosed £ million	Recognition of deferred tax assets £ million	Transfer to corporation tax creditor £ million	Restated £ million
Fixed assets	1,114.9	(7.5)	–	1,107.4
Net current assets	801.7	43.3	(120.2)	724.8
Total assets less current liabilities	1,916.6	35.8	(120.2)	1,832.2
Creditors: amounts falling due after more than one year	(425.8)	–	–	(425.8)
Provisions	(405.4)	(2.3)	120.2	(287.5)
Net assets	1,085.4	33.5	–	1,118.9
Equity minority interest	(33.4)	(0.6)	–	(34.0)
Shareholders' funds	1,052.0	32.9	–	1,084.9

Goodwill amortisation for the year ended 30 April 2001 has reduced by £0.4 million and goodwill arising on acquisitions of subsidiary and associated undertakings owned at 30 April 2001, written off to reserves, has reduced by £55.5 million. In addition, as a result of the recognition of deferred tax assets in the balance sheets of subsidiaries disposed, the loss on disposal of operations for the year ended 30 April 2001 has increased by £13.9 million. Comparative figures have been restated.

The effect of FRS 19 on the results for the year ended 30 April 2002 has been to reduce the goodwill amortisation charge and tax charge by £0.4 million and £6.7 million respectively. After taking into account foreign exchange movements, FRS 19 increases net assets at 30 April 2002 by £40.0 million compared to £33.5 million at 30 April 2001.

The definition of research and development costs has been revised. It includes the costs of dedicated technical centres and laboratory facilities and other expenses relating to product and process development and patent application and renewal.

Basis of consolidation
The accounts include the results of all subsidiary undertakings ("subsidiaries"). The results of subsidiaries acquired or sold are consolidated for the periods from the effective dates of acquisition or to the effective dates of sale.

Accounting period
The accounts are for the 365 days ended 30 April 2002. The comparative figures are for the 366 days ended 30 April 2001.

Foreign currencies
Trading results denominated in foreign currencies are translated into sterling at the average rates of exchange ruling throughout the period, or at composite rates at which forward cover exists.

Assets and liabilities are translated at the rates of exchange ruling at the balance sheet date, or at composite rates specified in related forward contracts.

Foreign exchange differences arising on the translation of the opening net assets of foreign subsidiaries, the translation of foreign subsidiaries' profit and loss accounts from average or composite rates to closing rates and from transactions executed solely for the purpose of hedging foreign currency translation exposure are taken to reserves. Other exchange differences are taken to the profit and loss account when they arise.

Financial instruments
Derivative financial instruments are held to reduce exposure to foreign exchange risk and interest rate movements. None are held for speculative purposes.

To qualify as a hedge, a financial instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group's accounts.

If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

Fixed assets
Fixed assets are stated at cost less accumulated depreciation and any provision for impairment.

Freehold land and assets under construction are not depreciated. Depreciation of tangible fixed assets, other than freehold land and assets under construction, is provided on the straight line basis over anticipated useful lives:

Freehold buildings and long leasehold land and buildings	– Ten to fifty years
Short leasehold land and buildings	– Length of lease
Plant, equipment and vehicles	– Two to twenty years

Principal accounting policies continued

Finance leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are capitalised at fair value as tangible fixed assets and the corresponding liability to pay rentals is shown net of interest in the accounts as obligations under finance leases. The capitalised values of the assets are written off on the straight line basis over the shorter of the period of the lease or the useful life of the asset concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Investments
Shares in subsidiaries are stated at cost less provisions for impairment.

An associated undertaking ("associate") is an investment in which the Group has substantial long term minority equity interest and in which it participates in commercial and financial policy decisions. The consolidated profit and loss account includes the Group's share of the results of associates. Investments in associates, all of which were acquired before 2 May 1998, are incorporated in the consolidated balance sheet at cost, less goodwill written off, plus the Group's share of post-acquisition reserves.

Other investments are stated at the lower of cost and net realisable value.

Stock
Stock is valued at the lower of cost and net realisable value with due allowance for any obsolete or slow moving items. Net realisable value is the estimated selling price less costs to complete and sell. Work in progress, finished goods and goods held for resale include an appropriate proportion of overhead expense. Long term contracts are valued at cost plus attributable profit less provisions for foreseeable loss. If the outcome of a contract can be assessed with reasonable certainty, profit is taken by the percentage of completion method, otherwise profit is taken at the conclusion of each contract.

Certain commodities used by operating companies are purchased or sold by way of forward contracts in order to fix the purchase price of the underlying raw material or product. Where such an arrangement exists, commodities are accounted for at the cost fixed by the forward contract.

Goodwill
Goodwill, being the excess of the cost of an acquisition over the fair values attributed to the net assets at acquisition, is now capitalised and is being amortised over its useful economic life which is usually expected not to exceed twenty years. Provision is made for any impairment.

Goodwill arising on acquisitions made on or before 2 May 1998 was charged directly to reserves. The profit or loss on disposal or closure of a business includes any attributable goodwill previously charged to reserves.

Turnover
Turnover comprises sales in the ordinary course of business to external customers for goods supplied and despatched and services provided, exclusive of sales related taxes.

Research and development
Expenditure on research and development and on patents and trade marks is written off in the year in which it is incurred.

Operating leases
Operating lease rentals are charged to the profit and loss account on the straight line basis over the periods of the leases.

Employee share schemes
The cost of awards to employees that take the form of shares or rights to shares (including conditional rights) are charged to the profit and loss account over the period to which the employees' performance relates.

Pensions and other post-retirement benefits
The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over the employees' working lives with the Group.

Government grants
Government grants relating to tangible fixed assets are treated as deferred income and credited to the profit and loss account in equal instalments over the anticipated useful lives of the assets to which the grants relate. Other grants are credited to the profit and loss account when they are received.

Tax
The tax charge is based on the profit for the year and takes into account tax deferred due to timing differences between the treatment of certain items for tax and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Notes to the accounts

1 Segmental analysis

	Turnover		Operating profit		Operating net assets at year end	
	2002 £ million	2001 £ million	**2002 £ million**	2001 (restated) £ million	**2002 £ million**	2001 £ million
By activity:						
Air Systems Components	**516.4**	487.9	**53.8**	55.3	**144.9**	138.8
Engineered & Construction Products	**871.5**	878.9	**77.8**	85.4	**231.3**	248.3
Industrial & Automotive	**1,985.9**	1,968.3	**146.9**	191.8	**780.6**	870.2
Food Manufacturing	**–**	562.1	**–**	26.0	**–**	–
Professional, Garden & Leisure Products	**–**	208.3	**–**	(14.5)	**–**	(4.9)
Central costs	**–**	–	**(12.6)**	(24.0)	**(60.1)**	(62.2)
	3,373.8	4,105.5	**265.9**	320.0	**1,096.7**	1,190.2
Goodwill amortisation (See accounting policies)	**–**	–	**(10.5)**	(9.5)	**–**	–
	3,373.8	4,105.5	**255.4**	310.5	**1,096.7**	1,190.2
By geographical origin:						
United States of America	**2,380.5**	2,498.1	**225.6**	237.1	**686.3**	773.8
United Kingdom	**237.7**	787.4	**(7.6)**	28.4	**65.1**	73.2
Rest of Europe	**290.3**	309.8	**5.3**	13.1	**132.9**	110.8
Rest of the World	**465.3**	510.2	**42.6**	41.4	**212.4**	232.4
	3,373.8	4,105.5	**265.9**	320.0	**1,096.7**	1,190.2
Goodwill amortisation (See accounting policies)	**–**	–	**(10.5)**	(9.5)	**–**	–
	3,373.8	4,105.5	**255.4**	310.5	**1,096.7**	1,190.2

The segmental presentation has been adjusted to transfer items of a corporate nature, previously charged to the business segments, to central costs.

Operating profit includes the Group's share of the profits/(losses) of associated undertakings. The split of the profits/(losses) of associated undertakings analysed by class of business is Air Systems Components £nil (2001 – £nil), Engineered & Construction Products £nil (2001 – loss of £0.3 million), Industrial & Automotive loss of £0.7 million (2001 – £0.3 million), Food Manufacturing £nil (2001 – £0.3 million) and Professional, Garden & Leisure Products £nil (2001 – loss of £0.2 million). The split of the goodwill amortisation charged for the year, analysed by class of business, is Air Systems Components £8.6 million (2001 – £7.6 million), Engineered & Construction Products £0.4 million (2001 – £0.4 million), Industrial & Automotive £1.5 million (2001 – £1.3 million), Food Manufacturing £nil (2001 – £0.2 million) and Professional, Garden & Leisure Products £nil (2001 – £nil).

Comparative figures for goodwill amortisation have been restated. See accounting policies.

Details of businesses acquired and disposed of by segment are disclosed in note 28.

	2002 £ million	2001 £ million
Operating net assets comprise:		
Tangible fixed assets	**864.3**	903.0
Stock	**413.0**	473.5
Debtors	**633.8**	697.3
Creditors: amounts falling due within one year	**(471.8)**	(529.2)
Creditors: amounts falling due after more than one year	**(72.7)**	(76.9)
Provisions for liabilities and charges	**(269.9)**	(277.5)
	1,096.7	1,190.2

Debtors exclude corporation tax, deferred tax and collateralized cash. Creditors exclude loans and overdrafts, obligations under finance leases, corporation tax and dividends. Provisions for liabilities and charges exclude deferred tax.

	2002 £ million	2001 £ million
Turnover by geographical destination:		
United States of America	**2,332.7**	2,464.0
United Kingdom	**169.1**	692.8
Rest of Europe	**333.1**	384.1
Rest of the World	**538.9**	564.6
	3,373.8	4,105.5

1 Segmental analysis (continued)

	2002	2001 (restated)		
	Continuing operations £ million	Continuing operations £ million	Discontinued operations[1] £ million	Total £ million
Operating expenses:				
Cost of sales	**2,443.0**	2,400.0	585.8	2,985.8
Distribution costs	**406.3**	412.4	109.1	521.5
Administration expenses	**268.4**	223.5	64.3	287.8
	3,117.7	3,035.9	759.2	3,795.1

Comparative figures have been restated. See accounting policies.

1 Discontinued operations include the Food Manufacturing and Professional, Garden & Leisure Products segments.

2 Operating profit

	2002 £ million	2001 (restated) £ million
Operating profit is stated after charging/(crediting):		
Depreciation of fixed assets	**125.7**	141.0
Depreciation of fixed assets held under finance leases	**4.6**	5.1
(Profit)/loss on disposal of fixed assets (net) (see note 12)	**(1.0)**	1.1
Government grants – capital	**(0.2)**	(0.4)
– revenue	**(1.1)**	(0.6)
Amortisation of goodwill (see accounting policies)	**10.5**	9.5
Research and development expenditure (see accounting policies)	**54.1**	46.0
Hire of plant and machinery under operating leases	**9.8**	11.3
Rentals payable under other operating leases	**11.4**	17.2
Auditors' remuneration:		
Deloitte & Touche – as auditors	**2.3**	2.0
– fees for non-audit services	**0.3**	0.1

Fees payable to Deloitte & Touche for non-audit services relate principally to other attest services and advice. Of the total, £0.1 million (2001 – £0.1 million), was in the UK.

Comparative figures have been restated. See accounting policies.

Operating exceptional items

	2002 £ million	2001 £ million
Operating profit is after (charging)/crediting the following operating exceptional items:		
Industrial & Automotive:		
Settlement of action against Bando Chemical Industries of Japan	**–**	18.7
Restructuring costs	**(26.1)**	(9.4)
Central costs:		
Strategic review costs	**–**	(5.9)
Total before tax	**(26.1)**	3.4
Tax attributable	**6.2**	(1.5)
Total after tax	**(19.9)**	1.9

The restructuring costs of £26.1 million primarily relate to the closure of the Wiper Systems facility in Dunstable and the rationalisation of manufacturing capacity in North America. In 2001 costs of £9.4 million related to the relocation of certain production from the Industrial & Automotive facility in Belgium to a new plant in Eastern Europe. Operating cash flows include £5.1 million (2001 – £4.0 million) outflow in respect of the above restructuring costs.

In January 1992, Gates filed an action, alleging copyright infringement, misappropriation of trade secrets and unfair competition against Bando Chemical Industries of Japan, as well as certain individual defendants. A settlement was agreed during the year ended 30 April 2001, resulting in an award in favour of the Group of $41.8 million (£29.1 million) including interest of $5.8 million (£4.1 million). The funds were received in May and June 2001 and are included in the cash flow for the current year. During the year ended 30 April 2002, Tomkins issued redeemable convertible cumulative preference shares, with a nominal value of $9.0 million (£6.3 million), to the former shareholders of Gates, equal to 80 per cent of the proceeds (net of costs of litigation since December 1995 and after tax) of the action. Provision for the issue of the shares was made in the year ended 30 April 2001. Of the balance of $32.8 million (£22.8 million), $27.0 million (£18.7 million) was credited to operating profit and $5.8 million (£4.1 million) to interest in the year ended 30 April 2001.

In the year ended 30 April 2001, costs of £5.9 million were incurred on a strategic review of the Group. Operating cash flows include £1.8 million (2001 – £4.1 million) outflow in respect of these costs.

3 Net interest

	2002 £ million	2001 £ million
Interest receivable:		
Bank interest	**52.4**	69.5
Other interest – Bando settlement (see note 2)	**–**	4.1
	52.4	73.6
Interest payable:		
Interest on bank loans, overdrafts and bills discounted	**(39.5)**	(91.7)
Interest on other loans	**(4.8)**	(0.8)
Finance lease interest	**(1.5)**	(1.8)
	(45.8)	(94.3)
Net interest	**6.6**	(20.7)

4 Directors and employees

	2002 £ million	2001 £ million
Staff costs, including directors, were:		
Wages and salaries	**803.9**	963.8
Social security costs	**76.2**	92.4
Pension costs (see note 25)	**35.0**	44.8
Other post-retirement benefits (see note 19)	**14.8**	12.7
	929.9	1,113.7

	Number	Number
Average number of persons employed by the Group during the year was:		
Production	**31,659**	40,402
Selling and distribution	**4,654**	6,798
Administration	**4,357**	5,555
	40,670	52,755

Full details of directors' remuneration and payments to former directors are given in the Remuneration report on pages 35 to 42.

5 Taxation

Tax on profit on ordinary activities

	2002 £ million	2001 (restated) £ million
Analysis of charge for the year:		
Current tax		
UK corporation tax on profits for the year	**17.8**	22.5
Adjustments in respect of prior years	**(8.6)**	1.8
Total UK corporation tax	**9.2**	24.3
Overseas tax on profits for the year	**75.9**	65.0
Adjustments in respect of prior years	**(7.1)**	(1.7)
Total overseas tax	**68.8**	63.3
Total current tax	**78.0**	87.6
Deferred tax		
Timing differences originating in the year	**(1.5)**	(0.7)
Deferred tax asset recognised in the year	**(10.8)**	–
Adjustments in respect of prior years	**5.5**	–
Total deferred tax	**(6.8)**	(0.7)
Associated undertakings' tax	**0.3**	–
Tax on profit on ordinary activities	**71.5**	86.9

The tax charge on exceptional profits is £2.8 million (2001 – £nil).

Comparative figures have been restated. See accounting policies.

5 Taxation (continued)

	2002 £ million	2001 (restated) £ million
Factors affecting the tax charge for the year:		
Profit on ordinary activities before tax	**264.4**	144.0
Tax at the standard rate of corporation tax in the UK of 30% (2001 – 30%)	**79.3**	43.2
Effect of:		
Permanent differences	**4.3**	(6.2)
Non deductible exceptional items	**1.5**	43.8
Timing differences originating in the year	**1.5**	0.7
Higher tax rates on overseas earnings	**7.1**	6.0
Adjustments to current tax charge in respect of prior years	**(15.7)**	0.1
Current tax charge for the year	**78.0**	87.6
Provision for deferred tax		
The deferred tax balance comprises:		
Excess of tax depreciation over book depreciation	**54.4**	43.7
Other timing differences	**(94.4)**	(77.0)
Net deferred tax asset	**(40.0)**	(33.3)
The balance is made up of:		
Deferred tax asset (see note 15)	**(49.3)**	(43.3)
Deferred tax liability (see note 19)	**9.3**	10.0
	(40.0)	(33.3)

	2002 £ million
The movements in the net deferred tax asset were as follows:	
Balance at 30 April 2001	**(33.3)**
Foreign exchange translation	**0.4**
Charge for the year (see above)	**(6.8)**
Disposals	**(0.3)**
Balance at 30 April 2002	**(40.0)**

Factors that may affect future tax charges

There are other deferred tax assets in relation to capital losses carried forward of £61.8 million (2001 – £22.4 million) and other losses carried forward and other timing differences of £35.9 million (2001 – £38.1 million), totalling £97.7 million (2001 – £60.5 million), that have not been recognised on the basis that their future economic benefit is uncertain. These assets will be recognised when it is regarded as more likely than not that they will be recovered.

Comparative figures have been restated. See accounting policies.

6 Earnings per share

Basic earnings per share are calculated on a profit of £148.2 million (2001 – £15.7 million), representing the profit for the year of £55.6 million after adding back dividends payable to ordinary shareholders of £92.6 million (2001 – loss of £79.6 million and ordinary dividends of £95.3 million) and on 773,463,769 ordinary shares being the weighted average in issue during the year (2001 – 857,685,690).

Diluted earnings per share are calculated on an adjusted weighted average number of ordinary shares of 998,355,225 (2001 – 857,711,519) after allowing for the exercise of 553,087 share options (2001 – 25,829) and are calculated on a profit of £187.5 million (2001 – £15.7 million). In 2002 the weighted average number of shares also allows for the conversion of preference shares equating to 224,338,369 ordinary shares and earnings were adjusted for the preference dividend of £39.3 million. In 2001 the preference shares were anti-dilutive and therefore were excluded from the calculation.

The directors have also presented the earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a more consistent measure of underlying year on year performance.

Basic earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are calculated on profit attributable to ordinary shareholders of £155.8 million (2001 – £171.0 million) which is stated before goodwill amortisation after tax of £7.2 million (2001 – £9.5 million) and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets after tax of £0.4 million (2001 – £145.8 million). Diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are based on adjusted earnings of £195.1 million (2001 – £208.6 million) after adjusting for the preference dividend of £39.3 million (2001 – £37.6 million). Based upon these earnings the preference shares are dilutive for both years. Therefore diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are calculated on an adjusted weighted average number of ordinary shares of 998,355,225 (2001 – 1,080,187,361) after allowing for the conversion of preference shares equating to 224,338,369 ordinary shares (2001 – 222,475,842) and the exercise of 553,087 share options (2001 – 25,829).

7 Dividends on equity and non-equity shares

	2002 £ million	2001 £ million
Ordinary shares:		
Interim 4.60p (2001 – 4.60p) paid 8 April 2002	**35.5**	37.4
Proposed final 7.40p (2001 – 7.40p) to be paid 7 October 2002	**57.1**	57.9
	92.6	95.3

	Convertible cumulative £ million	Redeemable convertible cumulative £ million	2002 £ million	2001 £ million
Preference shares:				
Accrued at 30 April 2001	**(4.1)**	**(3.8)**	**(7.9)**	(7.4)
Foreign exchange translation	**–**	**–**	**–**	(0.7)
Paid during year	**20.3**	**18.8**	**39.1**	37.8
Accrued at 30 April 2002	**4.2**	**3.9**	**8.1**	7.9
	20.4	**18.9**	**39.3**	37.6
Total dividends			**131.9**	132.9

8 Reconciliation of operating profit to operating cash flows

	2002 £ million	2001 (restated) £ million
Operating profit	**256.1**	310.4
Depreciation (net of capital government grants)	**130.1**	145.7
(Profit)/loss on sale of tangible fixed assets	**(1.0)**	1.1
Amortisation of goodwill	**10.5**	9.5
Amortisation of long term loyalty plan shares	**0.8**	1.0
Post-retirement benefits	**(1.1)**	(0.4)
Other provisions	**20.0**	(1.2)
Decrease in stock	**33.1**	28.6
Decrease in debtors	**74.1**	66.1
Decrease in creditors	**(30.5)**	(172.6)
Net cash inflow from operating activities	**492.1**	388.2

The impact of the operating exceptional items on the cash flow is disclosed in note 2.

Comparative figures have been restated. See accounting policies.

9 Analysis of cash flow for headings netted in the consolidated cash flow statement

		2002 £ million		2001 £ million
Returns on investments and servicing of finance:				
Interest received		**53.1**		71.6
Interest paid		**(43.7)**		(94.2)
Interest element of finance lease rental payments		**(1.5)**		(1.8)
Preference dividends paid		**(39.1)**		(37.8)
Investment by minority shareholder		**5.0**		0.9
Dividends paid to subsidiary companies' minority shareholders		**(8.2)**		(3.3)
Net cash outflow from returns on investments and servicing of finance		**(34.4)**		(64.6)
Tax paid:				
Tax paid		**(67.2)**		(103.9)
Tax received		**24.0**		20.0
Net cash outflow from tax paid		**(43.2)**		(83.9)
Capital expenditure:				
Purchase of tangible fixed assets		**(130.9)**		(157.1)
Sale of tangible fixed assets		**19.7**		18.2
Net cash outflow from capital expenditure		**(111.2)**		(138.9)
Financial investment:				
Purchase of fixed asset investments		**–**		(0.1)
Acquisitions and disposals:				
Purchase of subsidiary undertakings		**(28.8)**		(5.5)
Net overdrafts acquired with subsidiary undertakings		**(1.2)**		–
Purchase of associated undertakings		**–**		(0.6)
Sale of subsidiary undertakings		**47.4**		1,337.8
Net cash disposed with subsidiary undertakings		**(39.6)**		(73.2)
Net cash (outflow)/inflow from acquisitions and disposals		**(22.2)**		1,258.5
Financing:				
Share issues (net of costs)		**1.0**		2.8
Buy back of own shares		**(19.9)**		(340.9)
Mark to market of hedging instruments		**(4.4)**		(104.3)
Debt due within one year:				
Decrease in short term borrowings	**(139.4)**		(60.8)	
Additional bank loans	**2.9**		3.9	
Repayment of other loans	**(2.1)**		(2.6)	
Debt due after more than one year:				
Additional bank and other loans	**150.7**		–	
Repayment of bank and other loans	**(172.9)**		(783.3)	
Capital element of finance lease rental payments	**(3.7)**		(0.5)	
Cash flow decreasing debt and lease financing		**(164.5)**		(843.3)
Net cash outflow from financing		**(187.8)**		(1,285.7)
Management of liquid resources:				
Decrease/(increase) in cash deposits		**11.5**		(29.0)
Decrease in collateralized cash		**3.5**		1.6
Cash flow decreasing/(increasing) cash on deposit and collateralized cash		**15.0**		(27.4)

10 Analysis of net funds/(debt)

	30 April 2002 £ million	Cash flow £ million	Disposals (excluding cash and overdrafts) £ million	Other non-cash changes £ million	Exchange movement £ million	30 April 2001 £ million
Cash on demand	**134.1**	13.3	–	–	(2.1)	122.9
Overdrafts	**(37.9)**	2.5	–	–	0.8	(41.2)
		15.8				
Debt due after more than one year	**(166.6)**	22.2	–	140.2	(0.3)	(328.7)
Debt due within one year	**(22.3)**	138.6	–	(140.2)	0.8	(21.5)
Finance leases	**(20.0)**	3.7	–	–	0.3	(24.0)
		164.5				
Cash on deposit	**261.8**	(11.5)	–	–	(4.2)	277.5
Collateralized cash	**1.7**	(3.5)	(3.6)	–	–	8.8
		(15.0)				
Net funds/(debt)	**150.8**	165.3	(3.6)	–	(4.7)	(6.2)

11 Intangible fixed assets

	Goodwill (restated) £ million
Cost:	
At 30 April 2001	207.1
Foreign exchange translation	(2.9)
Subsidiaries acquired (see note 28)	6.3
At 30 April 2002	**210.5**
Amortisation:	
At 30 April 2001	14.9
Foreign exchange translation	(0.3)
Charge for the year	10.5
Provision for impairment	0.3
At 30 April 2002	**25.4**
Net book value:	
At 30 April 2001	192.2
At 30 April 2002	**185.1**

Comparative figures have been restated. See accounting policies.

12 Tangible fixed assets

	The Group			The Company		
	Land and buildings £ million	Plant, equipment and vehicles £ million	Total £ million	Land and buildings £ million	Plant, equipment and vehicles £ million	Total £ million
Cost:						
At 30 April 2001	543.6	1,496.8	2,040.4	6.7	3.0	9.7
Foreign exchange translation	(8.8)	(26.0)	(34.8)	–	–	–
Subsidiaries acquired	3.4	12.1	15.5	–	–	–
Additions	20.7	110.2	130.9	–	0.1	0.1
Reclassifications	(3.2)	3.2	–	–	–	–
Disposals	(32.8)	(30.5)	(63.3)	(1.2)	(0.5)	(1.7)
Subsidiaries disposed	(21.3)	(94.6)	(115.9)	–	–	–
At 30 April 2002	**501.6**	**1,471.2**	**1,972.8**	**5.5**	**2.6**	**8.1**
Depreciation:						
At 30 April 2001	193.8	943.6	1,137.4	1.0	2.4	3.4
Foreign exchange translation	(2.9)	(15.8)	(18.7)	–	–	–
Charge for the year	3.8	114.1	117.9	0.1	0.1	0.2
Reclassifications	(0.5)	0.5	–	–	–	–
Disposals	(9.6)	(27.0)	(36.6)	(0.2)	(0.3)	(0.5)
Subsidiaries disposed	(12.3)	(79.2)	(91.5)	–	–	–
At 30 April 2002	**172.3**	**936.2**	**1,108.5**	**0.9**	**2.2**	**3.1**
Net book value:						
At 30 April 2001	349.8	553.2	903.0	5.7	0.6	6.3
At 30 April 2002	**329.3**	**535.0**	**864.3**	**4.6**	**0.4**	**5.0**

The depreciation charge for the year has been decreased by a profit of £12.4 million arising on the disposal of fixed assets, of which £1.0 million has been credited to operating profit and £11.4 million to exceptional items. The net book value for the Group includes £21.9 million (2001 – £25.8 million) in respect of assets held under finance leases.

	The Group		The Company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
The net book value of land and buildings comprises:				
Freehold properties	**318.4**	337.7	**4.5**	4.5
Long leasehold properties	**6.1**	6.1	**0.1**	–
Short leasehold properties	**4.8**	6.0	**–**	1.2
	329.3	349.8	**4.6**	5.7

Freehold land amounting to £57.7 million (2001 – £66.1 million) is not depreciated. Total fixed assets include assets under construction of £62.0 million (2001 – £77.7 million) which are also not depreciated.

13 Fixed asset investments

	The Group				The Company		
	Listed investments £ million	Associated undertakings £ million	Own shares £ million	Total £ million	Subsidiary undertakings £ million	Own shares £ million	Total £ million
At 30 April 2001	2.1	8.7	1.4	12.2	1,570.8	0.6	1,571.4
Foreign exchange translation	(0.1)	(0.4)	–	(0.5)	–	–	–
Additions	–	–	–	–	6.3	–	6.3
Share of distribution in excess of loss	–	(1.8)	–	(1.8)	–	–	–
Amortisation	–	–	(0.8)	(0.8)	–	(0.3)	(0.3)
Subsidiaries disposed	–	0.2	–	0.2	(4.3)	–	(4.3)
At 30 April 2002	**2.0**	**6.7**	**0.6**	**9.3**	**1,572.8**	**0.3**	**1,573.1**

The own shares represent the cost, less amortisation, of 1,464,285 ordinary shares of 5p each (2001 – 2,027,522) included in the accounts of the Group (Company – 520,113 ordinary shares of 5p each (2001 – 840,085)) acquired by the Trustees of the Tomkins Employee Share Trust, in the open market. The shares have been acquired to meet the requirements of the Tomkins Restricted Share Plan, the Tomkins Share Matching Scheme and the Tomkins Long Term Loyalty Plan, as described in the Remuneration Report. The market value of the shares included in the Group accounts at 30 April 2002 was £3.9 million (2001 – £3.2 million) (Company – £1.4 million (2001 – £1.3 million)). The dividends relating to the shares have not been waived and are paid to the participants in the relevant schemes.

The market value of the listed investments at 30 April 2002 was £2.2 million (2001 – £2.0 million).

The principal subsidiary and associated undertakings are listed in note 30. Each operates wholly or mainly in its country of incorporation.

14 Stock

	2002 £ million	2001 £ million
Raw materials	**130.9**	146.0
Work in progress	**72.4**	85.6
Finished goods and goods held for resale	**209.7**	241.9
	413.0	473.5

15 Debtors

	The Group		The Company	
	2002 £ million	2001 (restated) £ million	2002 £ million	2001 £ million
Amounts falling due within one year:				
Trade debtors	**499.5**	525.5	–	–
Amounts owing by subsidiary undertakings	–	–	**5.3**	12.9
Amounts owing by associated undertakings	–	0.2	–	–
Amounts recoverable on long term contracts	**10.9**	37.6	–	–
Corporation tax	**12.3**	35.0	**8.7**	13.9
Deferred tax (see accounting policies)	**39.2**	37.4	–	–
Other taxes and social security	**5.8**	3.2	**0.2**	0.2
Other debtors	**26.2**	60.8	**3.1**	3.6
Prepayments and accrued income	**56.0**	63.9	**6.6**	2.3
Collateralized cash	**1.7**	8.8	–	–
	651.6	772.4	**23.9**	32.9
Amounts falling due after more than one year:				
Amounts owing by subsidiary undertakings	–	–	**341.8**	221.8
Deferred tax (see accounting policies)	**10.1**	5.9	–	–
Other debtors	**35.4**	6.1	–	–
	697.1	784.4	**365.7**	254.7

The amounts falling due after more than one year owing by and to subsidiary undertakings have no specified terms of repayment and are considered unlikely to be settled within twelve months (see note 17). The majority of the amounts owing to subsidiary undertakings are interest free but some bear interest based on UK base rate minus 1/2 per cent.

The Group is the beneficiary of a number of corporate owned life assurance policies. At 30 April 2002 the surrender value of the policies was £169.6 million (2001 – £151.3 million) and loans due to the life assurance company totalled £166.6 million (2001 – £145.7 million). The net debtor of £3.0 million (2001 – £5.6 million) is included in other debtors. These balances are offset in accordance with FRS 5.

Comparative figures have been restated. See accounting policies.

16 Creditors: amounts falling due within one year

	The Group		The Company	
	2002 £ million	2001 (restated) £ million	2002 £ million	2001 £ million
Unsecured loan notes	**1.8**	3.9	**1.8**	3.9
Other loans	**0.7**	0.1	–	–
Obligations under finance leases (see note 18)	**4.0**	3.8	–	–
Bank loans and overdrafts	**57.7**	58.7	**5.9**	7.9
Amounts owing to subsidiary undertakings	–	–	**0.8**	0.5
Amounts due on long term contracts	**0.7**	1.3	–	–
Trade creditors	**236.9**	270.8	**0.9**	2.9
Bills of exchange payable	**1.4**	1.4	–	–
Corporation tax (see accounting policies)	**287.9**	272.0	–	–
Other taxes and social security	**15.2**	17.2	**0.2**	0.3
Other creditors	**80.9**	86.5	**9.7**	13.0
Proposed and accrued dividends	**65.2**	65.8	**65.2**	65.8
Accruals and deferred income	**136.7**	152.0	**10.4**	3.5
	889.1	933.5	**94.9**	97.8

The holders of £0.4 million (2001 – £0.5 million) of the unsecured loan notes have the right to require all or part repayment, at par, half yearly until 30 June 2012. The holders of the remaining £1.4 million (2001 – £3.4 million) have the right to require all or part repayment, at par, on each quarter day until 29 September 2002, or on 3 October 2002.

Some suppliers include in their conditions of sale a clause under which, until they are paid, they reserve title to the goods supplied. These goods are included in stock.

17 Creditors: amounts falling due after more than one year

	The Group		The Company	
	2002 £ million	2001 £ million	2002 £ million	2001 £ million
Other loans	**163.7**	11.1	**150.0**	–
Obligations under finance leases (see note 18)	**16.0**	20.2	–	–
Bank loans	**2.9**	317.6	–	60.9
Amounts owing to subsidiary undertakings (see note 15)	–	–	**318.1**	298.2
Other creditors	**67.3**	72.0	–	–
Accruals and deferred income	**5.4**	4.9	–	–
	255.3	425.8	**468.1**	359.1
Bank loans, overdrafts and other loans:				
Repayable:				
Between one and two years	**2.3**	315.0	–	60.9
Between two and five years	**0.8**	2.8	–	–
Over five years: 2010 to 2021	**163.5**	10.9	**150.0**	–
	166.6	328.7	**150.0**	60.9
Within one year	**60.2**	62.7	**7.7**	11.8
	226.8	391.4	**157.7**	72.7
Unsecured:				
Bank loans and overdrafts	**57.1**	373.8	**5.9**	68.8
Unsecured loan notes, 2002 to 2012, 3.36% to 4.80%	**1.8**	3.9	**1.8**	3.9
Other unsecured loans, 2002 to 2011, interest free to 8.00%	**150.9**	0.3	**150.0**	–
	209.8	378.0	**157.7**	72.7
Secured:				
Bank loans	**3.5**	2.5	–	–
Industrial development bonds, 2010, 3.41% to 3.45%	**10.7**	10.9	–	–
Other secured loans, 2021, 1.25% to 1.85%	**2.8**	–	–	–
	17.0	13.4	–	–
	226.8	391.4	**157.7**	72.7

The security for the £17.0 million secured loans (2001 – £13.4 million) consists of £16.3 million fixed assets (2001 – £13.1 million) and £0.7 million trade debtors (2001 – £0.3 million).

At 30 April 2001, the Group held foreign currency loans and corresponding sterling deposits, aggregating £815.5 million for the purposes of hedging the Group's non-sterling assets. These balances were offset in accordance with FRS 5 (see note 27).

18 Obligations under finance leases

	2002 £ million	2001 £ million
The future finance lease payments, to which the Group was committed at 30 April 2002 are:		
Within one year	**5.2**	5.4
Between one and two years	**4.5**	5.3
Between two and five years	**8.9**	12.1
Over five years	**7.8**	9.2
	26.4	32.0
Less: interest charges allocated to future periods	**(6.4)**	(8.0)
	20.0	24.0
Obligations included in creditors falling due within one year	**4.0**	3.8
Obligations included in creditors falling due after more than one year	**16.0**	20.2
	20.0	24.0

19 Provisions for liabilities and charges

	The Group				The Company
	Post-retirement benefits £ million	Other provisions £ million	Deferred tax (restated) £ million	Total (restated) £ million	Deferred tax £ million
At 30 April 2001					
As previously stated	209.8	67.7	127.9	405.4	–
Prior year adjustment (see accounting policies)	–	–	(117.9)	(117.9)	–
As restated	209.8	67.7	10.0	287.5	–
Foreign exchange translation	(3.1)	(0.3)	(0.4)	(3.8)	–
Charge for the year	14.8	28.5	0.1	43.4	0.5
Subsidiaries disposed	(0.3)	(1.1)	(0.4)	(1.8)	–
Utilised during the year	(15.9)	(30.2)	–	(46.1)	–
At 30 April 2002	**205.3**	**64.6**	**9.3**	**279.2**	**0.5**

Post-retirement benefits other than pensions:
Other post-retirement benefits, mainly healthcare, are provided by certain US subsidiaries to current and former employees. The cost relating to the benefits is assessed in accordance with the advice of qualified actuaries and the provision in the accounts for the accrued cost of the benefits at 30 April 2002 is based on an actuarial valuation at that date. The assumption which has the most significant effect on the cost relating to the benefits is the weighted average annual rate of increase in the per capita cost of health care benefits of approximately 6.9 per cent.

Other provisions:
Other provisions include provisions for restructuring costs, disposals and warranties. Provision is made for warranty claims on various products depending on specific market expectations and the type of product. The period of warranty can extend indefinitely, however, the majority of relevant sales have warranty periods of two years. Provision has been made for warranties based on actual and anticipated claims.

Deferred tax:
The deferred tax balance of the Company consists of £0.2 million (2001 – £nil) excess of tax depreciation over book depreciation and £0.3 million (2001 – £nil) other timing differences. For details of the Group balance see note 5.

20 Financial commitments

	Land and buildings		Other	
	2002 £ million	2001 £ million	2002 £ million	2001 £ million
There are obligations under operating leases to pay rentals during the next year, which expire:				
Within one year	**2.0**	3.5	**2.0**	2.8
Between one and five years	**3.2**	5.3	**3.0**	6.8
Over five years	**3.4**	2.9	**1.0**	0.7
	8.6	11.7	**6.0**	10.3

21 Share capital

	Authorised		Allotted and fully paid	
	Number	£ million	Number	£ million
Ordinary shares of 5p each:				
At 30 April 2001	1,585,164,220	79.2	782,522,750	39.1
Shares bought back	–	–	(11,233,444)	(0.6)
Shares issued	–	–	409,249	0.1
At 30 April 2002	1,585,164,220	79.2	771,698,555	38.6

	Number	$ million	Number	£ million
Convertible cumulative preference shares of US$50 each:				
At 30 April 2002 and 2001	13,920,000	696.0	10,508,499	337.2
Redeemable convertible cumulative preference shares of US$50 each:				
At 30 April 2001	25,200,000	1,260.0	12,259,755	426.7
Shares issued	–	–	179,805	6.3
Share conversions	–	–	(33)	–
Foreign exchange translation	–	–	–	(6.2)
At 30 April 2002	25,200,000	1,260.0	12,439,527	426.8
Total preference shares at 30 April 2002	39,120,000	1,956.0	22,948,026	764.0
Total share capital at 30 April 2001			805,291,004	803.0
Total share capital at 30 April 2002			**794,646,581**	**802.6**

During the year 11,233,444 ordinary shares of 5p each, representing 1.4 per cent of the issued ordinary share capital, were purchased by the Company in the market at a net cost of £19,504,486 for cancellation. Stamp duty, commission and levies of £136,607 were incurred on the share repurchases. There were costs unpaid of £271,599 at 30 April 2001.

During the year 403,344 and 5,583 ordinary shares of 5p each were allotted pursuant to options exercised under the executive share option schemes and savings related share option schemes respectively, for total consideration of £982,372.

None of the US dollar denominated 5.560 per cent voting convertible cumulative preference shares of US$50 each (the "perpetual convertible shares") were converted into ordinary shares of 5p each during the year. The perpetual convertible shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each of the Company on the basis of 9.77 ordinary shares of 5p each for every perpetual convertible share so converted. The Company has the option, at any time when the total amount of perpetual convertible shares issued and outstanding is less than 10 per cent of the amount originally issued and in any event on or after 29 July 2006 to redeem, in the first case, all but not some only and, in the second case, all or any of the perpetual convertible shares which remain issued and outstanding at that time.

As part of the settlement of the action against Bando Chemical Industries of Japan (see note 2), during the year 179,805 US dollar denominated 4.344 per cent voting redeemable convertible cumulative preference shares of US$50 each (the "redeemable convertible shares") were issued for a nominal value of US$8,990,250 (£6,329,441). During the year 33 redeemable convertible shares were converted into 322 ordinary shares of 5p each. The redeemable convertible shares were issued on terms that they could be converted at any time, at the shareholder's option, into fully paid ordinary shares of 5p each in the Company on the basis of 9.77 ordinary shares of 5p each for every redeemable convertible share so converted. The Company will be required to redeem all of the redeemable convertible shares which remain issued and outstanding on 29 July 2006.

At the date of issue the conversion terms of the perpetual convertible shares and the redeemable convertible shares were equivalent to an ordinary share price of 334p.

On a return of assets on liquidation or otherwise (other than on redemption or repurchase of shares) the assets of the Company available to shareholders will be applied first in repaying the capital paid up or credited as paid up thereon together with all arrears and accruals of dividend to the holders of the perpetual convertible shares, the redeemable convertible shares and any other classes of shares ranking pari passu with the perpetual convertible shares and the redeemable convertible shares as to capital.

Until such time as the shares are converted or redeemed the holders of the perpetual convertible shares and of the redeemable convertible shares have a right to receive dividends at an annual rate of 5.560 per cent and 4.344 per cent respectively in preference to the holders of the ordinary shares.

The holders of the perpetual convertible shares and the redeemable convertible shares are entitled to vote at a general meeting of the Company where, on a show of hands, each holder will have one vote and, on a poll, each holder will have one vote in respect of every seven fully paid ordinary shares to which the holder would be entitled on the full exercise of his conversion rights except if two or more consecutive quarterly dividends are in arrears whereupon, on a poll, each holder shall have one vote in respect of every fully paid ordinary share to which the holder would be entitled on the full exercise of his conversion rights; such voting rights to continue until such time as any arrears of dividends as described above have been paid in full.

21 Share capital (continued)

Options in existence at the end of the year over ordinary shares of 5p each were:

Date of grant	Subscription price	Number of shares 2002	Number of shares 2001
Executive share option schemes:			
8 November 1991	188.57p	–	29,039
17 February 1992	204.70p	–	5,012
21 July 1992	203.32p	–	28,194
12 August 1992	186.72p	**79,913**	79,913
3 March 1993	262.00p	**41,646**	144,146
14 July 1993	219.00p	**10,000**	26,000
9 February 1994	259.00p	**30,000**	97,500
27 July 1994	226.00p	**120,000**	120,000
9 May 1995	242.00p	**785,000**	2,081,200
26 February 1996	268.00p	**275,000**	529,000
11 April 1996	259.00p	**400,000**	400,000
31 July 1996	249.00p	**632,000**	1,028,000
12 August 1997	330.00p	**600,000**	699,000
10 February 1998	330.00p	**1,408,500**	2,869,500
6 August 1998	293.50p	**558,000**	558,000
3 February 1999	247.50p	**1,879,000**	1,906,000
20 August 1999	275.25p	**100,000**	100,000
8 November 1999	215.00p	**399,000**	399,000
19 January 2001	171.00p	**329,000**	329,000
19 February 2001	170.50p	**2,686,000**	2,727,000
20 September 2001	150.00p	**76,666**	–
11 February 2002	197.00p	**2,538,072**	–
11 February 2002	276.00p	**1,522,842**	–
11 February 2002	345.00p	**1,015,228**	–
11 February 2002	197.00p	**1,522,842**	–
12 February 2002	202.75p	**70,754**	–
		17,079,463	14,155,504

Date of grant	Subscription price	Number of shares 2002	Number of shares 2001
Savings related share option scheme:			
12 March 1996	220.00p	–	230,090
10 March 1997	232.40p	**469,153**	550,790
12 March 1998	266.20p	**285,574**	368,819
24 March 1999	187.60p	**759,403**	1,028,176
		1,514,130	2,177,875

At 30 April 2002, 240 participants (2001 – 326) held options under the Company's executive share option schemes and 683 participants (2001 – 981) held options under the savings related share option scheme. Options are exercisable between 1 May 2002 and 11 February 2012 under the executive share option schemes and between 1 May 2002 and 31 October 2004 under the savings related share option scheme.

22 Reserves

	Share premium account £ million	Capital redemption reserve £ million	Merger reserve £ million	Capital reserve £ million	Profit and loss account £ million	Total £ million
The Group:						
At 30 April 2001	89.7	64.8	–	–	94.5	249.0
Prior year adjustment (see accounting policies)	–	–	–	–	32.9	32.9
Profit for the year	–	–	–	–	55.6	55.6
Net premium on shares issued	1.0	–	–	–	–	1.0
Foreign exchange translation	–	–	–	–	(27.7)	(27.7)
Goodwill written back on disposals	–	–	–	–	9.3	9.3
Buy back of own shares	(1.3)	1.8	–	–	(19.7)	(19.2)
Adjustment to prior year dividends in respect of share buy backs	–	–	–	–	0.2	0.2
Write back of impaired goodwill on disposal post year end	–	–	–	–	3.2	3.2
At 30 April 2002	**89.4**	**66.6**	**–**	**–**	**148.3**	**304.3**
The Company:						
At 30 April 2001	89.7	64.8	117.4	76.2	364.8	712.9
Loss for the year	–	–	–	–	(25.0)	(25.0)
Net premium on shares issued	1.0	–	–	–	–	1.0
Foreign exchange translation	–	–	–	–	6.2	6.2
Transfer to profit and loss account on disposal	–	–	(2.0)	–	2.0	–
Buy back of own shares	(1.3)	1.8	–	(19.7)	–	(19.2)
Adjustment to prior year dividends in respect of share buy backs	–	–	–	–	0.2	0.2
At 30 April 2002	**89.4**	**66.6**	**115.4**	**56.5**	**348.2**	**676.1**

In the opinion of the directors, all of the capital reserve and profit and loss account of the Company are distributable.

Following a review carried out during the year ended 3 May 1997, the directors determined that the value of the goodwill relating to a number of proposed disposals was permanently impaired. As a result goodwill to the value of £39.5 million was written off through the consolidated profit and loss account for that year. Of this, £29.0 million related to companies disposed of between 4 May 1997 and 30 April 2001.

Following the sale of the consumer and industrial division of Gates (U.K.) Limited subsequent to the year end, a provision of £3.5 million was charged to the profit and loss account for the resulting impairment of goodwill, of which £3.2 million had been previously written off against reserves.

In addition to the above, the goodwill arising since 1 March 1973 on the acquisition of subsidiary and associated undertakings owned at 30 April 2002 has been written off against reserves and totalled £1,146.9 million (2001 – £1,159.4 million (restated – see accounting policies)).

23 Profit for the financial year

The Company has not presented its own profit and loss account, as permitted by Section 230 of the Companies Act 1985. The profit for the financial year in the accounts of the Company, after dividends from subsidiaries, amounted to £106.9 million (2001 – £503.8 million).

24 Future capital expenditure

	2002 £ million	2001 £ million
Contracts placed	**29.3**	19.4

25 Pensions

The Group has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24 "Accounting for Pension Costs" ("SSAP 24") and the disclosures given in (a) comply with that standard. As permitted by the transitional arrangements of FRS 17 the Group has elected to defer full implementation of the standard until the year ended 31 December 2003. The phased transitional disclosures required under FRS 17, to the extent not given under (a), are set out in (b).

(a) The Group operates pension plans throughout the world, covering the majority of employees. These plans are structured to accord with local conditions and practices in each country and include defined contribution and defined benefit plans.

United Kingdom:
The majority of plans in the UK provide benefits based on final pensionable salary. The assets of the plans are held by trustees in separate pension funds and day to day management of those assets is carried out by independent professional investment managers who, at the request of the Company, are prohibited by the trustees from investing directly in Tomkins. All plan assets are held by custodians who are independent of the investment managers and of Tomkins. At 30 April 2002 total plan assets had a market value of approximately £178.1 million (2001 – £235.4 million).

The pension cost for the defined benefit pension plans, which amounted to £3.9 million (2001 – £7.4 million), is determined by independent qualified actuaries, using the projected unit method and is charged to the profit and loss account so as to spread the cost over the average remaining service lives of employees. The latest actuarial valuations and formal reviews of the plans were between April 2000 and October 2001. The principal assumptions used in the valuations of the liabilities, over the long term, were an investment return of 6 per cent per annum, earnings increases of 4.25 per cent per annum, pension increases of up to 3 per cent per annum and the rate of inflation of 3 per cent. The market value of the assets of the plans at the dates of the latest actuarial valuations and formal reviews was £178.1 million and the actuarial valuations of the assets (taken at market value) were sufficient to cover 102 per cent (2001 – 118 per cent) of the liabilities for benefits that had accrued to members, allowing for projected future earnings increases.

An accrued liability of £1.7 million (2001 – £1.8 million) is included in the balance sheet for "capped" employees i.e. those whose benefits exceed Inland Revenue limits for approved plans.

There are a small number of defined contribution plans where contributions are charged to the profit and loss account in the period in which they fall due. The total charge to the profit and loss account amounted to £1.4 million (2001 – £1.2 million).

United States of America:
Both defined benefit and defined contribution plans are operated in the US. Assets are held in trustee administered funds independent of the assets of the companies.

Defined contribution plans, which include profit sharing plans, cover most of Tomkins US employees. Contributions are charged to the profit and loss account in the period in which they fall due. The total charge to the profit and loss account amounted to £23.4 million (2001 – £29.9 million).

Defined benefit plans are operated by a number of the Group's US subsidiaries providing benefits based upon pensionable salary and length of service. The contribution rate is calculated on the projected unit method and actuarial valuations of the assets and liabilities are performed annually by independent consulting actuaries. The market value of the assets of the plans amounted to £300.6 million (2001 – £367.6 million) and the actuarial valuation of the assets was 91 per cent (2001 – 103 per cent) of the accrued benefits allowing as appropriate for projected future earnings increases. The principal actuarial assumptions were an average projected investment return of 8 per cent per annum and pay inflation of 5 per cent per annum. The net charge to the profit and loss account so as to spread the cost over the average remaining service lives of employees, amounted to £0.8 million (2001 – credit of £0.1 million).

Other countries
Over 66 per cent of Tomkins employees are either in the UK or in the US. For the balance, both defined benefit and defined contribution plans are operated. Where these are not available, state benefits are considered adequate. Full provision is made for liabilities arising under defined benefit schemes, as calculated in accordance with actuarial advice and contributions to defined contribution plans are accounted for in the period in which they fall due. The total charge to the profit and loss account amounted to £5.5 million (2001 – £6.4 million).

At 30 April 2002, pension related assets of £26.4 million and pension related liabilities of £47.5 million were included in debtors and creditors respectively.

(b) The scheme valuations used for FRS 17 disclosures have been based on an actuarial review at 30 April 2002.

The major assumptions used by the actuaries were:

At 30 April 2002	United Kingdom	United States of America	Other countries
Salary increases	3.5%-4.5%	4%-5.5%	3%-8.12%
Increase to pensions in payment	0%-2.5%	n/a	n/a
Increase to deferred pensions	0%-2.5%	n/a	n/a
Discount rate	6%	7.16%	3%-12.36%
Inflation rate	3%	3%	1.5%-10%

25 Pensions (continued)

The assets in the scheme and the expected rates of return were:

At 30 April 2002	United Kingdom Long term rate of return expected at 30 April 2002 % p.a.	United Kingdom Value at 30 April 2002 £ million	United States of America Long term rate of return expected at 30 April 2002 % p.a.	United States of America Value at 30 April 2002 £ million	Other countries Long term rate of return expected at 30 April 2002 % p.a.	Other countries Value at 30 April 2002 £ million	Total Long term rate of return expected at 30 April 2002 % p.a.	Total Value at 30 April 2002 £ million
The Group:								
Equities	8.75	146.7	8.50	184.6	3.5-7.5	13.0	3.5-8.75	344.3
Bonds	6.00	17.0	6.40	84.2	3.5-7.5	6.0	3.5-7.5	107.2
Other	4.00	16.4	4.2-7.0	22.0	3.5-7.5	10.1	3.5-7.5	48.5
Total market value of assets		180.1		290.8		29.1		500.0
Present value of scheme liabilities		(185.7)		(398.5)		(48.5)		(632.7)
Deficit in the scheme		(5.6)		(107.7)		(19.4)		(132.7)
Related deferred tax asset		–		16.7		1.2		17.9
Net pension liability		(5.6)		(91.0)		(18.2)		(114.8)
The Company:								
Equities	8.75	18.1	–	–	–	–	8.75	18.1
Bonds	6.00	7.8	–	–	–	–	6.00	7.8
Total market value of assets		25.9		–		–		25.9
Present value of scheme liabilities		(26.2)		–		–		(26.2)
Deficit in the scheme		(0.3)		–		–		(0.3)
Related deferred tax asset		–		–		–		–
Net pension liability		(0.3)		–		–		(0.3)

If the amounts had been recognised in the financial statements the net assets and the profit and loss account would be as follows:

	The Group 2002 £ million	The Company 2002 £ million
Net assets excluding pension assets and liabilities	**1,141.1**	1,478.7
Net pension liability	**(114.8)**	(0.3)
Net assets including pension assets and liabilities	**1,026.3**	1,478.4
Profit and loss reserve excluding pension assets and liabilities	**148.3**	348.2
Pension liability reserve	**(114.8)**	(0.3)
Profit and loss reserve including pension assets and liabilities	**33.5**	347.9

26 Contingencies

The Company guarantees the bank facilities of certain subsidiaries and the Group provides cash as security for letters of credit in order to reduce their cost. The maximum amount covered by these arrangements at 30 April 2002 was £117.6 million (2001 – £124.0 million) and £1.7 million (2001 – £5.2 million) respectively. The Company has also guaranteed certain property leases and performance bonds entered into in the ordinary course of business by certain of its subsidiaries.

The Group is also, from time to time, party to legal proceedings and claims, which arise in the ordinary course of the business.

The directors do not anticipate that the outcome of any of the above proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

27 Derivatives and other financial instruments

Tomkins policy in relation to financial risk management is discussed in the Financial Review on page 26. As permitted by FRS 13, short term debtors and creditors have been omitted from all disclosures other than the currency analysis. The disclosures also exclude the Company's preference shares (see note 21) and financial guarantees (see note 26).

Interest rate and currency profile at 30 April 2002:

	Sterling £ million	US dollar £ million	Euro £ million	Other £ million	Total £ million
Financial assets					
Cash and deposits	85.9	237.9	18.8	55.0	397.6
Deposits offset in accordance with FRS 5	–	–	–	–	–
Other	0.3	30.4	0.2	3.0	33.9
	86.2	268.3	19.0	58.0	431.5
Floating rate	*86.2*	*243.6*	*19.0*	*58.0*	*406.8*
Fixed rate	–	*20.6*	–	–	*20.6*
Interest free	–	*4.1*	–	–	*4.1*
Weighted average fixed interest rate (%)	–	9.0	–	–	
Weighted average period for which rate is fixed (years)	–	9.0	–	–	
Weighted average period for which no interest received (years)	–	1.8	–	–	
Financial liabilities					
Borrowings	(152.1)	(57.5)	(13.9)	(23.3)	(246.8)
Loans offset in accordance with FRS 5	–	–	–	–	–
	(152.1)	(57.5)	(13.9)	(23.3)	(246.8)
Floating rate	*(152.1)*	*(57.3)*	*(13.9)*	*(23.3)*	*(246.6)*
Fixed rate	–	–	–	–	–
Interest free	–	*(0.2)*	–	–	*(0.2)*
Weighted average fixed interest rate (%)	–	–	–	–	
Weighted average period for which rate is fixed (years)	–	–	–	–	
Weighted average period for which no interest paid (years)	–	1.7	–	–	
Net total	(65.9)	210.8	5.1	34.7	184.7
Floating rate	*(65.9)*	*186.3*	*5.1*	*34.7*	*160.2*
Fixed rate	–	*20.6*	–	–	*20.6*
Interest free	–	*3.9*	–	–	*3.9*

27 Derivatives and other financial instruments (continued)

Interest rate and currency profile at 30 April 2001:

	Sterling £ million	US dollar £ million	Euro £ million	Other £ million	Total £ million
Financial assets					
Cash and deposits	161.4	170.9	31.6	45.3	409.2
Deposits offset in accordance with FRS 5	815.5	–	–	–	815.5
Other	0.3	–	0.2	1.1	1.6
	977.2	170.9	31.8	46.4	1,226.3
Floating rate	*977.2*	*170.9*	*31.8*	*46.4*	*1,226.3*
Fixed rate	–	–	–	–	–
Financial liabilities					
Borrowings	(42.4)	(312.7)	(42.2)	(18.1)	(415.4)
Loans offset in accordance with FRS 5	–	(815.5)	–	–	(815.5)
	(42.4)	(1,128.2)	(42.2)	(18.1)	(1,230.9)
Floating rate	*(42.4)*	*(1,128.2)*	*(42.2)*	*(18.1)*	*(1,230.9)*
Fixed rate	–	–	–	–	–
Weighted average fixed interest rate (%)	–	–	–	–	–
Weighted average period for which rate is fixed (years)	–	–	–	–	–
Net total	934.8	(957.3)	(10.4)	28.3	(4.6)
Floating rate	*934.8*	*(957.3)*	*(10.4)*	*28.3*	*(4.6)*
Fixed rate	–	–	–	–	–

The above analysis is shown after taking account of interest rate hedging agreements. Interest payments on floating rate assets and liabilities are determined mainly by reference to LIBOR in the relevant currency.

Currency analysis:
The table below shows the Group's currency exposures that give rise to net currency gains and losses that are recognised in the profit and loss account. Such exposures comprise monetary assets/liabilities that are not denominated in the functional currency of the Group company involved.

The amounts shown below take into account the effect of any forward exchange contracts entered into to manage these currency exposures.

	Net foreign currency monetary assets/liabilities					
30 April 2002 *Functional currency of Group operation*	Sterling £ million	US Dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million	Total £ million
Sterling	–	0.5	5.7	0.1	–	6.3
US dollar	(0.4)	–	0.2	0.1	2.4	2.3
Euro	2.2	(1.6)	–	(0.1)	0.1	0.6
Canadian dollar	–	(2.7)	–	–	(0.1)	(2.8)
Other	(0.9)	5.2	(1.2)	(0.1)	–	3.0
	0.9	1.4	4.7	–	2.4	9.4

	Net foreign currency monetary assets/liabilities					
30 April 2001 *Functional currency of Group operation*	Sterling £ million	US dollar £ million	Euro £ million	Canadian dollar £ million	Other £ million	Total £ million
Sterling	–	5.7	1.0	0.7	(0.9)	6.5
US dollar	(5.3)	–	1.7	(0.3)	(0.4)	(4.3)
Euro	(0.2)	(3.9)	–	(0.2)	(0.9)	(5.2)
Canadian dollar	–	(7.2)	–	–	–	(7.2)
Other	(1.2)	(3.2)	(0.3)	(0.1)	–	(4.8)
	(6.7)	(8.6)	2.4	0.1	(2.2)	(15.0)

27 Derivatives and other financial instruments (continued)

The currency profile of the Group's net assets at 30 April 2002 was as follows:

Currency	Net assets excluding borrowings £ million	Borrowings £ million	Deposits/ loans offset £ million	Net assets £ million
Sterling	(67.0)	(152.1)	–	(219.1)
US dollar	1,076.4	(57.5)	–	1,018.9
Euro	130.4	(13.9)	–	116.5
Other	248.1	(23.3)	–	224.8
	1,387.9	(246.8)	–	1,141.1

The currency profile of the Group's net assets at 30 April 2001 was as follows:

Currency	Net assets excluding borrowings £ million	Borrowings £ million	Deposits/ loans offset £ million	Net assets £ million
Sterling	91.8	(42.4)	815.5	864.9
US dollar	1,039.3	(312.7)	(815.5)	(88.9)
Euro	112.2	(42.2)	–	70.0
Other	257.5	(18.1)	–	239.4
	1,500.8	(415.4)	–	1,085.4

The borrowings, loans offset and off balance sheet contracts shown against each currency are matched against the assets of that currency under the requirements of SSAP 20 and to that extent produce no net gain or loss on translation into sterling for the purposes of the Group accounts.

Maturity of borrowings and borrowing facilities:
The maturity of the Group's borrowings is as follows:

	2002 £ million	2001 £ million
Within one year	**64.2**	66.5
Between one and two years	**5.8**	319.2
Between two and five years	**7.7**	12.4
Over five years	**169.1**	17.3
	246.8	415.4

Undrawn committed facilities:
The Group had the following undrawn committed facilities available for which all conditions precedent had been met which expire:

	2002 £ million	2001 £ million
Within one year	–	400.0
Between one and two years	–	320.9
Between two and three years	**400.0**	–
	400.0	720.9

Fair values of financial instruments:
Set out below is a comparison of current and book values of all the Group's financial instruments by category.

Assets/(liabilities)	2002 Book value £ million	2002 Fair value £ million	2001 Book value £ million	2001 Fair value £ million
Financial instruments held or issued to finance the Group's operations:				
Short term borrowings and current portion of long term borrowings	**(64.2)**	**(64.2)**	(66.5)	(66.5)
Long term borrowings	**(182.6)**	**(190.2)**	(348.9)	(348.9)
Cash and deposits	**397.6**	**397.6**	409.2	409.2
Other financial assets	**33.9**	**34.1**	1.6	1.6
Other financial liabilities	–	–	–	–
Financial instruments held to manage the interest rate and currency profile:				
Deposits/loans offset under FRS 5	–	–	–	–
Derivatives to manage interest rate risk	**0.9**	**(1.7)**	–	–
Derivatives to manage currency profile of monetary net assets	**(0.2)**	**(0.8)**	0.2	3.1
Derivatives to manage currency profile of net assets	–	–	(1.9)	(1.9)

Deposits are short term bank deposits and investments in short term money market securities, therefore fair values closely approximate book values. Borrowings mainly consist of the £150.0 million 8% sterling bond, the fair value of which has been calculated by reference to its market prices at 30 April 2002. The remaining borrowings are at floating interest rates and fair values have been determined by reference to market rates.

27 Derivatives and other financial instruments (continued)

Fair value of preference shares:
The above analysis excludes the details of the fair value of the preference shares. These preference shares are not traded on an organised market and fair values are therefore not readily available. Other details of the preference shares are given in note 21.

Hedges of future transactions:
Gains and losses on derivative instruments used for hedging purposes are not recognised until the exposure that is being hedged is recognised. A summary of such gains and losses and movement therein is as follows:

	2002		
	Gains £ million	Losses £ million	Total £ million
Unrecognised gains and losses on hedges at 30 April 2001	**3.4**	**(0.5)**	**2.9**
Gains and losses arising in 2000/2001 recognised in 2001/2002	**(3.4)**	**0.5**	**(2.9)**
Gains and losses arising in 2001/2002 that were not recognised in 2001/2002	**0.3**	**(3.5)**	**(3.2)**
Unrecognised gains and losses on hedges at 30 April 2002	**0.3**	**(3.5)**	**(3.2)**
Of which:			
Gains and losses expected to be recognised in the eight months ended 31 December 2002	**0.2**	**(0.7)**	**(0.5)**
Gains and losses expected to be recognised in 2003 or later	**0.1**	**(2.8)**	**(2.7)**

	2001		
	Gains £ million	Losses £ million	Total £ million
Unrecognised gains and losses on hedges at 29 April 2000	1.5	(1.6)	(0.1)
Gains and losses arising in 1999/2000 recognised in 2000/2001	(1.5)	1.6	0.1
Gains and losses arising in 2000/2001 that were not recognised in 2000/2001	3.4	(0.5)	2.9
Unrecognised gains and losses on hedges at 30 April 2001, all of which have been recognised in the year ended 30 April 2002	3.4	(0.5)	2.9

Market price risk and credit risk:
The Group manages market price risk and credit risk by using periodic mark to market cash settlements on its derivative instruments and by dealing only with highly rated counterparties. Mark to market cash settlements during the year amounted to an outflow of £4.4 million (2001 – £104.3 million).

28 Acquisitions and disposals

Acquisitions
Tomkins acquired American Metal Products Company and the business and assets of Superior Rex on 13 November 2001 and 19 November 2001 respectively, for a combined consideration of $45.0 million (£31.2 million). These acquisitions are included in the Air Systems Components group.

In addition, cash of £2.4 million was received during the year that related to acquisitions made in earlier years.

Details of all acquisitions, including the fair value adjustments made to the assets and liabilities acquired, are set out below:

	Book value £ million	Accounting policy alignment £ million	Fair value adjustments £ million	Fair value to the Group £ million
Tangible fixed assets	11.2	–	4.3[b]	15.5
Stock	10.6	(2.5)[a]	–	8.1
Debtors	10.2	–	–	10.2
Creditors	(7.6)	–	–	(7.6)
Tax	(0.1)	–	–	(0.1)
Net debt	(1.2)	–	–	(1.2)
Net assets	23.1	(2.5)	4.3	24.9
Goodwill capitalised (see note 11)				6.3
Cash consideration				31.2

Notes: (a) Alignment of stock carrying value and provisioning policies.
(b) Revaluation of fixed assets at directors' valuation.

Acquisition costs included in the consideration are £0.2 million.

The profit after tax of American Metal Products Company for the year ended 31 December 2000 was £0.3 million and the loss after tax for the period from 1 January 2001 to 13 November 2001 was £0.3 million. The profit after tax of Superior Rex for the year ended 31 December 2000 was £0.2 million and the profit after tax for the period from 1 January 2001 to 19 November 2001 was £0.2 million. Both acquisitions during the year have been integrated into existing businesses and it is not possible to calculate their impact on the Group's cash flows.

28 Acquisitions and disposals (continued)

Disposals

Engineered & Construction Products

Sunvic Controls Limited was sold on 27 July 2001 for a total consideration, net of costs, of £1.8 million. £4.0 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a loss on sale of £4.5 million.

Industrial & Automotive

Totectors Limited and The Northern Rubber Company Limited were sold on 25 May 2001 and 11 September 2001 respectively for a total consideration, net of costs, of £23.0 million. £5.3 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a profit on sale of £4.2 million.

On 17 December 2001, the bellows business of Standard-Thomson Corporation was sold for a cash consideration, net of costs, of $1.6 million (£1.1 million) resulting in a loss on sale of £1.0 million.

Professional, Garden & Leisure Products

On 11 May 2001 Tomkins sold Smith & Wesson Corp. for a consideration of $15.0 million (£10.6 million). The purchaser also paid $20.0 million (£14.1 million) of an outstanding loan of $73.8 million (£52.0 million) due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million (£37.9 million), $30 million (£21 million) will be repaid on an amortising basis over the seven years commencing in May 2004 and $23.8 million (£16.8 million) was included in the equity capital acquired by the purchaser. Interest on the outstanding loan balance will continue at 9 per cent per annum. There was a loss on sale of £65.8 million of which a provision of £66.0 million was made in the year ended 30 April 2001.

Costs of £1.4 million relating to the ongoing sale of companies were incurred during the year.

The total net assets disposed of in the year to 30 April 2002, the aggregate consideration and loss on sale are set out below:

	Total £ million
Total net assets sold:	
Tangible fixed assets	24.4
Investments	(0.2)
Stock	26.0
Debtors	9.1
Creditors	(14.2)
Provisions	(1.4)
Tax	(1.3)
Deferred tax	(0.4)
Net cash	39.6
Collateralized cash	3.6
Net assets	85.2
Goodwill – provision for impairment at 30 April 2001	42.2
Goodwill	9.3
	136.7
Aggregate consideration:	
Cash	(51.2)
Deferred consideration	(20.8)
Costs	3.8
	(68.2)
Loss on disposal	68.5
Provision made in 2001	(66.0)
Loss charged in the year	2.5

29 Post balance sheet events

On 15 May 2002 Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for a cash consideration of £24.0 million. On 24 May 2002 Lasco Composites was sold for a cash consideration of $43.5 million (£29.8 million).

30 Principal trading subsidiaries, associates and activities

The principal businesses are wholly owned and registered in England and Wales, unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company's Annual Return.

Air Systems Components

Air Systems Components LP
Heating, ventilating and air conditioning components
US

Hart & Cooley Inc
Heating, ventilating and air conditioning components
US

Lau Industries Inc
Centrifugal fans and propellers for air conditioning
US

Ruskin Company
Air, fire and smoke dampers, louvres and fibreglass products
US

Ruskin Air Management Ltd
Air handling products and louvred windows

Engineered & Construction Products

Aquatic Industries Inc
Whirlpools
US

Cobra Investments (Pty) Ltd
(ordinary shares – 62.4% owned)
Plumbing and sanitary fittings
South Africa

Dearborn Mid-West Conveyor Company
Heavy duty conveyor systems for OEM plants
US

Dexter Axle Company Inc
Manufactured housing, mobile home and trailer products
US

Hattersley Newman Hender Ltd†
Cast iron and bronze valves

Lasco Bathware Inc
Fibreglass and acrylic baths and whirlpools
US

Lasco Fittings Inc
PVC pipe fittings
US

Mayfran International Inc
Conveyor systems for industrial plants
US

Mayfran Europe
Conveyor systems for industrial plants
The Netherlands

Milliken Valves Company Inc.
Industrial valves
US

Pegler Ltd†
Non-ferrous taps (faucets), valves and plumbing fittings

Philips Products Inc
Aluminium, wood and vinyl windows, vinyl clad steel doors and ventilating devices
US

Sold post year end:

Lasco Composites LP
Fibreglass panels
US

Industrial & Automotive

Fedco Automotive Components Company Inc
Automotive heaters
US

Gates GmbH
Belts
Germany

Gates SA
Belts, hose and couplings
France

Gates Argentina SA
Belt and hose distributor
Argentina

Gates Australia Pty Ltd
Belt and hose distributor
Australia

Gates do Brasil Industria e Comercio Ltda
Belts and hose
Brazil

Gates Canada Inc
Belts and hose
Canada

Gates Europe NV
Belts and hose
Belgium

Gates Formed-Fibre Products Inc
Synthetic automotive formed liners
US

Gates (India) Private Ltd
Hose
India

Gates Korea Company Ltd
(ordinary shares – 51% owned)
Belts
Korea

Gates Nitta Belt Company (Suzhou) Ltd
(ordinary shares – 51% owned)
Belts
China

Gates Polska S.p.z.o.o.
Belts
Poland

The Gates Rubber Company
Belts and hose
US

Gates Rubber Company (NSW) Pty Ltd
Hose
Australia

Gates Rubber Company (Singapore) Pte Ltd
Hose distributor
Singapore

Gates Rubber de Mexico SA de CV
Belts and hose
Mexico

Gates (U.K.) Ltd
Belts and couplings
Scotland

Gates Unitta Asia Company Ltd
(ordinary shares – 51% owned)
Belts
Japan

Gates Unitta Asia Trading Company Pte Ltd
(ordinary shares – 51% owned)
Belts
Singapore

Gates Unitta (Thailand) Company Ltd
Belts
Thailand

Gates Vulca SA
Belts and hose
Spain

Ideal
Hose clamps
US

Ideal International SA*
(ordinary shares – 40% owned)
Hose clamps
Mexico

Plews/Edelmann
Lubrication tools
US

Schrader-Bridgeport International Inc
Valves and fittings
US

Schrader Bridgeport Brasil Ltda
Valves and fittings
Brazil

Schrader Duncan Ltd*
(ordinary shares – 50% owned)
Valves and fittings
India

Schrader Electronics Ltd
Automotive electronics
Northern Ireland

Schrader SA
Valves and fittings
France

Standard-Thomson Corporation
Automotive thermostats
US

Stant Manufacturing, Inc
Automotive closure caps
US

Trico Ltd
Wiper blades and systems

Trico Latinoamericana, SA
Wiper blades and systems
Argentina

Trico Products Corporation
Wiper blades and systems
US

Trico Pty Ltd
Wiper blades and systems
Australia

† Directly owned by Tomkins plc
* Associated undertaking

Financial record

Accounting year	2001/02 £ million	2000/01 (restated) £ million	1999/00 (restated) £ million	1998/99 (restated) £ million	1997/98 (restated) £ million
Turnover	**3,373.8**	4,105.5	5,640.4	5,359.3	5,062.1
Profit before tax#	**272.5**	299.3	478.6	496.8	497.6
Profit attributable to shareholders#	**195.1**	208.6	331.1	331.9	313.9
Dividends	**131.9**	132.9	200.2	186.6	190.0
Shareholders' funds	**1,106.9**	1,084.9	726.4	646.8	1,073.9
Average number of employees	**40,670**	52,755	70,039	66,927	65,300

Per share					
Earnings†	**20.14p**	19.94p	31.30p	25.73p	23.56p
Ordinary dividends	**12.00p**	12.00p	17.45p	15.15p	13.17p

Ordinary share price at fiscal year end	**264.0p**	156.5p	197.3p	264.3p	351.8p
Enterprise value (£m)	**2,651.0**	1,994.7	3,406.0	3,772.8	4,869.4

Enterprise value consists of market capitalisation, preference shares and net funds.

Share buy backs in 2001/02 totalled £19.7 million (2000/01 – £341.2 million). Total number of shares bought back since programme began 442.49 million, for a total cost of £1,027.3 million.

After operating exceptional items and before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets.

† Earnings per share are basic after operating exceptional items, before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets and all years have been adjusted to reflect the adoption of FRS 14 in 1998/99.

Comparative figures have been restated. See accounting policies.

Financial calendar

2002

Preliminary announcement – year ended 30 April 2002	27 June 2002
Ex-dividend date – final dividend – year ended 30 April 2002	4 September 2002
Record date – final dividend – year ended 30 April 2002	6 September 2002
Annual General Meeting – 2002	6 September 2002
Final Dividend payment – year ended 30 April 2002	7 October 2002
Half year end	31 October 2002
Eight month period end	31 December 2002

2003

Interim results announcement – six months ending 31 October 2002	early January 2003
Preliminary announcement – eight months ending 31 December 2002	early March 2003
Report and Accounts published – eight months ending 31 December 2002	early March 2003
1st interim dividend payment – six months ending 31 October 2002	April 2003
2nd interim dividend payment – two months ending 31 December 2002	April 2003
Quarterly results announcement – 31 March 2003 quarter end	May 2003
Annual General Meeting – 2003	22 May 2003
Quarterly results announcement – 30 June 2003 quarter end	August 2003
Quarterly results announcement – 30 September 2003 quarter end	November 2003
Interim dividend payment – six months ending 30 June 2003	November 2003
Year end	31 December 2003

2004

Preliminary announcement – year ending 31 December 2003	February 2004
Quarterly results announcement – 31 March 2004 quarter end	May 2004
Annual General Meeting – 2004	May 2004
Final dividend payment – year ending 31 December 2003	June 2004

Investor information

Annual General Meeting
Shareholders are invited to attend the Annual General Meeting to be held at 11.00 am on 6 September 2002. The venue is The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The nearest Underground stations are St. James's Park and Westminster.

Dividend
The final dividend of 7.4 pence per share will be paid on 7 October 2002 to shareholders on the register at the close of business on 6 September 2002. For holders of American Depositary Receipts (ADRs), the dividend, declared in pence, is converted to US dollars on the UK dividend payment date using the exchange rate prevailing on that day.

Payment of dividend
Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers' Automated Clearing Services (BACS) with the associated tax voucher being sent direct to shareholders at their registered address unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch. Shareholders who do not currently mandate their dividends and who wish to have their dividend paid directly into a bank or building society account should complete a dividend mandate instruction form obtainable from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, or by telephoning 0870 600 3953.

Individual Savings Accounts (ISAs)
A Tomkins ISA enables UK residents to invest in the Company in a tax efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UY, or by telephoning 0870 24 24 244.

Low cost dealing service
A simple, low cost dealing service for buying and selling Tomkins ordinary shares is available. Commission is charged at 0.75 per cent on the transaction value of the sale or purchase, with a minimum charge of £7.50. In addition, stamp duty reserve tax is payable on share purchases at the rate of 0.5 per cent. Total holdings of up to 30 shares can be sold free of commission and charges. Details can be obtained from Lloyds TSB Registrars Share Dealing Services, PO Box 1357, The Causeway, Worthing, West Sussex BN99 6UB or by telephoning 0870 606 0302.

Global BuyDIRECT
A simple dealing service is available, to US residents only, for buying and selling Tomkins ADRs. Details can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, or by telephoning 1 888 BNY ADRS (US callers only) or 1 610 312 5315.

World Wide Web
The Company's web site address is shown on the back cover of this Annual Report. All Tomkins recent press releases are accessible together with the latest Annual and Interim Reports. In addition callers may obtain direct access to the web sites of many Tomkins operating companies.

Share price information
The price of Tomkins ordinary shares is available on the Investor Information page of the Company's web site. The Financial Times Cityline Service also provides share price information. This telephone service is available on 0906 843 4244 and calls within the UK are charged at 60 pence per minute at all times. In addition, the share price is listed in most national daily newspapers and on Teletext.

Registrar
Administrative enquiries concerning shareholdings in Tomkins plc, such as loss of a share certificate, dividend payment instructions, or a change of address should be notified direct to the registrar, whose address is on the back cover of this Annual Report. Your correspondence should refer to Tomkins plc and state the registered name and address of the shareholder.

Every effort is made to prevent multiple mailing of documents to shareholders. If you have received more than one copy of this Annual Report and would like to amalgamate your holdings, please complete the Shareholder Register Multiple Accounts form enclosed with this Annual Report and return it to the registrar at the address on the form.

Electronic communication
The registrar has introduced a share register internet enquiry service to provide shareholders with on-line internet access with details of their shareholdings. To register for the service please go to www.shareview.co.uk. You will need your shareholder reference (which can be found on your share certificate) and you will be asked to select your own PIN. A user ID will then be posted to you. Once registered, shareholders may elect to receive future shareholder information and Company documents electronically, thereby improving speed of communication and reducing administrative costs of printing and postage. A visit to www.shareview.co.uk will also provide you with more details of the service and practical help and information on other share registration matters.

Electronic proxy voting
Shareholders with internet access may register their voting instructions for the forthcoming Annual General Meeting via the internet. If you have registered for the registrar's shareview service described above, you may submit your voting instructions by logging on to your shareview portfolio and accessing the Company Meetings – Tomkins site. If you have not registered with shareview, you may still register your vote electronically by going to www.sharevote.co.uk. You will be required to key in the three security numbers printed on your form of proxy to access the voting site.

US listing
Tomkins ordinary shares are listed on the New York Stock Exchange in the form of ADRs. Each ADR represents four Tomkins ordinary shares.

Tomkins is subject to the regulations of the Securities and Exchange Commission (SEC) in the USA as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and other information as required.

ADR holders are not members of the Company but may instruct The Bank of New York (at the address on the back cover), which administers the Tomkins ADR programme, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs.

Trading symbols
Tomkins' London Stock Exchange SEDOL number is 0896265 and its trading symbol is TOMK. The Company's trading symbol for its American Depositary Receipts is TKS.

Annual Report – Companies House
In accordance with the requirements of the Registrar of Companies in England and Wales (the "registrar") and following the passing of the resolution to be proposed at the 2002 Annual General Meeting to receive these financial statements, a copy of this document omitting photographic representations and with such further modifications as may be necessary to comply with such requirements will be lodged with the registrar in accordance with the Companies Act 1985 (as amended). After being so lodged, further copies of this document in the form sent to shareholders will be available from the Company Secretary upon request.

Share price performance

The price range of a Tomkins ordinary share and ADR during the year ended 30 April 2002 was:

Ordinary shares of 5p each	pence high	low
1st quarter	206.75	157.00
2nd quarter	211.00	134.00
3rd quarter	223.00	167.00
4th quarter	271.00	196.75

American Depositary Receipts	US dollars high	low
1st quarter	11.50	7.90
2nd quarter	12.10	7.80
3rd quarter	12.70	9.70
4th quarter	15.59	11.06

Analysis of ordinary shareholdings at 27 June 2002

	Number of shareholders	Number of shares (000)	% of share capital
By type:			
Directors' interests	11	2,969	0.39
Other individuals	23,361	67,894	8.79
Insurance companies and pension funds	9	12,362	1.60
Banks, nominees, companies and others	5,178	688,820	89.22
	28,559	772,045	100.00
By size:			
1-500	6,461	1,593	0.21
501-2,500	13,965	18,436	2.39
2,501-5,000	4,278	15,307	1.98
5,001-20,000	2,784	25,459	3.29
20,001-50,000	426	13,195	1.71
50,001-100,000	171	12,840	1.66
100,001-500,000	285	66,909	8.67
above 500,000	189	618,306	80.09
	28,559	772,045	100.00

Notice of meeting

Notice is hereby given that the seventy-sixth Annual General Meeting of the Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 6 September 2002 at 11.00 am to transact the following business:

1 To receive the directors' report and financial statements for the year ended 30 April 2002 together with the auditors' report.

2 To re-appoint as a director Mr K. Lever.

3 To re-appoint as a director Mr A. J. Reading.

4 To re-appoint as a director Sir Brian Pitman.

5 To re-appoint as a director Mr J. M. J. Keenan.

6 To re-appoint as a director Mr J. Nicol.

7 To declare a final dividend of 7.4p per share on the ordinary shares to be paid in cash on 7 October 2002.

8 To re-appoint Deloitte & Touche as auditors and to authorise the directors to fix the auditors' remuneration.

To consider and, if thought fit, pass the following resolution which will be proposed as an ordinary resolution:

9 THAT the directors be and they are hereby authorised in accordance with, and subject to the terms of, article 5 of the Company's Articles of Association to allot relevant securities up to an aggregate nominal amount of £12,861,642.

To consider and, if thought fit, pass the following resolutions which will be proposed as special resolutions:

10 THAT the directors be and they are hereby authorised in accordance with, and subject to the terms of, article 6 of the Company's Articles of Association to allot shares for cash for the purposes of paragraph (ii) of article 6 up to an aggregate nominal amount of £1,929,246.

11 THAT the Company be and is hereby generally and unconditionally authorised, in substitution for any authority to purchase ordinary shares of 5p each in the capital of the Company previously conferred (save to the extent the same has been exercised), to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 5p each in the capital of the Company ("Shares") provided that:

(a) the maximum number of Shares hereby authorised to be acquired is 115,677,613 Shares or, if lower, such number of Shares as is equal to 14.99 per cent of the issued ordinary share capital of the Company at the close of business on 5 September 2002;

(b) the maximum price which may be paid for any Share is an amount equal to 105 per cent of the average of the middle market quotations for a Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Share is contracted to be purchased and the minimum price which may be paid for any such Share shall be the nominal value of that Share; and

(c) this authority shall expire on 30 September 2003 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2003, but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of Shares may be made in pursuance of any such contract.

By Order of the Board

R. N. Marchant

Secretary
East Putney House
84 Upper Richmond Road
London SW15 2ST

10 July 2002

Notes:

1 Any shareholder entitled to attend and vote at this Meeting may appoint a proxy to attend and vote on his/her behalf. A proxy need not be a member of the Company. A white form of proxy for use by ordinary shareholders and/or a green form of proxy for use by convertible cumulative preference shareholders and/or a blue form of proxy for use by redeemable convertible cumulative preference shareholders is/are enclosed.

2 Only those shareholders registered in the register of members of the Company as at 6.00 pm on Wednesday 4 September 2002 shall be entitled to attend and/or vote at this Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on Wednesday 4 September 2002 shall be disregarded in determining the rights of any person to attend and/or vote at this Meeting.

Registrar & Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Tel: 0870 600 3953

Tomkins Individual Savings Account
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6UY

Tel: 0870 242 4244

US Representatives
ADR Depositary
The Bank of New York
PO Box 11258
Church Street Station
New York
NY 10286-1258

Tel: 610 312 5315

A copy of this report has been sent or made available to each shareholder.

For further copies or information on Tomkins please contact the head office.

Designed and produced by *****langsford

Portrait photography by Rick Cordell
Illustrations by Line+Line
Type origination by Saffron Digital Production
Printed in England by CTD Capita

Tomkins

Head Office & Registered Office
Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST

Tel: 020 8871 4544
Fax: 020 8877 9700
E-mail: comments@tomkins.co.uk

World Wide Web
For further information on Tomkins please access our web site address:

www.tomkins.co.uk



2002 Presentation to Investors and Analysts

27 June 2002



2002 Presentation to Investors and Analysts

- Financial Review
- Outlook, Strategy and Direction
- Questions

Financial Review







Financial Highlights

- Turnover from continuing businesses up £39m to £3.374bn
- Operating profits from continuing businesses before operating exceptional items down only 4.3%
- £26m restructuring costs investing in low cost manufacture
- Operating cash flow up by 53% to £381m
- Net cash increases to £151m
- Earnings per share increase to 20.1p
- Dividend maintained at 12p representing a yield of 4.8% (at 250p share price)

Summary Profit and Loss Account

£'m	FY2002	FY2001
Sales	**3,373.8**	**4105.5***
Operating profit	255.4	310.5**
Profit/(loss) on disposals	2.4	(145.8)
Profit before interest	257.8	164.7
Net interest	6.6	(20.7)
Profit before tax	**264.4**	**144.0**
Tax	(71.5)	(86.9)
Profit after tax	192.9	57.1
EPS (before goodwill amortisation and exceptionals)	20.1p	19.9p
Dividend per share	12.0p	12.0p

* Includes £770.4m from discontinued businesses
** Includes £11.5m from discontinued businesses

Sales Bridge

£m


-16.0
+216.2
-41.7
-78.2
-41.6
3,335.1
Acquisitions/ Disposals
Currency
Air Systems Components
Engineered & Construction Products
Industrial & Automotive
FY 2001
FY 2002

Operating Profit*

£'m	FY2002	FY2001	%
Air Systems Components	53.8	55.3	-2.7
Engineered & Construction Products	77.8	85.4	-8.9
Industrial & Automotive	173.0	182.5	-5.2
	304.6	323.2	-5.8
Industrial & Automotive - restructuring	(26.1)	(9.4)	
- other exceptional	-	18.7	
Continuing business	278.5	332.5	-16.2
Discontinued business	-	11.5	
	278.5	344.0	-19.0
Central costs (includes £5.9m exceptional in FY01)	(12.6)	(24.0)	+47.5
Operating profit*	265.9	320.0	-16.9

* Before profits/(losses) on disposal and goodwill amortisation; including share of associates

Operating Profit* Bridge


£m
Acquisitions/ Disposals
320.0
-16.1
+22.1
-20.8
Currency
Bando
Restructuring & one offs
-25.0
-6.0
Air Systems Components
-14.1
Engineered & Construction Products
Industrial & Automotive
-6.1
+11.9
Central Costs
FY 2001
FY 2002

*before profits/(losses) on disposal and goodwill amortisation, including share of associates

Cash Flow

£'m	FY2002	FY2001	Change
Operating profit before associates	256.1	310.4	
Depreciation and goodwill amortisation	140.6	155.2	
Other non cash items	18.7	0.5	
	415.4	466.1	-50.7
Capital expenditure (net)	(111.2)	(138.9)	
Working capital	76.7	(77.9)	
Operating cash flow	**380.9**	**249.3**	**+131.6**
Tax	(43.2)	(83.9)	
Interest	7.9	(24.4)	
Dividends – ordinary	(93.3)	(152.8)	
Dividends – preference	(39.1)	(37.8)	
Dividends & investment – associates/minorities	(2.4)	(2.0)	
Net cash flow after financing	**210.8**	**(51.6)**	**+262.4**

Movement in Net Funds

£'m	FY2002	FY2001	Change
Net cash flow after financing	210.8	(51.6)	+262.4
Mark to market	(4.4)	(104.3)	
Cash flow before buy back and disposals	**206.4**	**(155.9)**	**+362.3**
Share buyback	(19.9)	(340.9)	
Share issues	1.0	2.8	
Acquisitions/disposals	(25.8)	1,277.4	
Translation	(4.7)	12.5	
Net cash flow	**157.0**	**795.9**	**-638.9**
Opening net debt	(6.2)	(802.1)	
Closing net cash/(debt)	**150.8**	**(6.2)**	**+157.0**

Strategic Manufacturing Initiatives

£'m	FY2002	FY2001
Closure of Dunstable facility (£12m in H1)	13.2	-
Movement of Power Transmission capacity to Poland	-	9.4
Rationalisation of V belt and micro V belt capacity	7.5	-
Rationalisation of hose production in North America	4.6	-
Other	0.8	-
Total	26.1	9.4

- Total expenditure and charges over four years of £180m
- Includes capital expenditure of £95m
- Benefit of £40m per annum

Financial Risk Management

- No hedging of translation exposures
- Currency hedging loan unwound
- Transaction exposures hedged

Interest Cost

£'m	FY2002	Average interest rate
Sterling bond, swapped to floating rate	(150.0)	6.5%
Local borrowing	(60.0)	8.0%
Cash balances	360.0	2.5%
Net cash	150.0	

- Interest income in the year arose on hedging arrangement
- Cash earning a lower interest income than the cost of borrowing on debt
- Location of debt balances contributes to lower tax charge
- Net favourable economics overall

Pension and Post Retirement Benefits

- FRS17 deficit of £133m
- £25m of deficit covered by provisions
- FRS17 net pension cost similar to SSAP24 in year
- Similar charge for period to December 2002
- No requirement for increase in cash contributions
- Post retirement benefits fully provided

Air Systems Components



	FY2002	FY2001
Sales	£516.4m	£487.9m
Operating profit	£53.8m	£55.3m
Operating margin	10.4%	11.3%
Net operating assets	£144.9m	£138.8m
Return on net operating assets	37.1%	39.8%
Capital expenditure	£16.1m	£12.4m
Depreciation	£17.9m	£13.8m
Average employees	6,909	7,129

- Sales lower by 7.7% and operating profit lower by 9.8%
- Cost reductions and efficiencies offset volume impact
- Integration of acquisitions

Engineered & Construction Products



	FY2002	FY2001
Sales	£871.5m	£878.9m
Operating profit	£77.8m	£85.4m
Operating margin	8.9%	9.7%
Net operating assets	£231.3m	£248.3m
Return on net operating assets	33.6%	34.4%
Capital expenditure	£16.3m	£20.7m
Depreciation	£25.2m	£22.2m
Average employees	10,104	10,915

- Sales lower by 8.2% and operating profit lower by 15.2%
- Material handling and UK disappointing
- Stronger performance in other business areas

Industrial & Automotive



	FY2002	FY2001
Sales	£1,985.9m	£1,968.3m
Operating profit	£146.9m	£191.8m
Operating margin	7.4%	9.7%
Net operating assets	£780.6m	£870.2m
Return on net operating assets	18.8%	22.0%
Capital expenditure	£98.4m	£104.6m
Depreciation	£86.7m	£76.8m
Average employees	23,596	25,400

- Sales lower by 2.0% and operating profit lower by 3.3%
- Margin before operating exceptional items of 8.7%
- Cost improvement programmes contribute £15m

Outlook and Strategy



First Impressions

- Good businesses
- Experienced and dedicated management
- Strong market positions
- Solid financial reporting and control functions
- Very strong balance sheet

Outlook

- Modest improvement in demand recently
- Markets remain unpredictable
- Focus:
  - New technologies
  - Cost management
- Businesses are flexible

Hart & Cooley - Mexicali







Schrader Electronics - Antrim


SCHRADER ELECTRONICS





THE QUEEN'S AWARDS
FOR ENTERPRISE:
INTERNATIONAL TRADE
2002

Other Manufacturing Facilities

Wiper Systems
Brownsville, Texas





Wiper Systems
Matamoros, Mexico





Power Transmission
Dumfries, Scotland





Cultural Change



Shaping
Tomorrow





Tomkins
Cultural Change
Promote entrepreneurial spirit
Encourage dialogue to overcome previous disaggregated culture
Shaping
Tomorrow

Build on Strong Manufacturing Businesses

- Moderately diversified group
  - > Growth into related areas
  - > Geographical expansion



JCB



Focus upon Technology






0.0 0.25 >0.5
Speed m/s



Technical Centres



Aachen,
Germany
Rochester
Hills, Michigan
Nara,
Japan

- Focus resources into high technology areas
- Acquisition and organic growth

Management Structure


BOARD OF DIRECTORS
David Newlands
Chairman
Jim Nicol
Chief Executive
Ken Lever
Finance Director
Richard Bell
Industrial & Automotive
Tony Reading
Engineered & Construction Products
Industrial & Automotive
Terry O'Halloran
Air Systems Components

- Flatter management structure (Board and operating level)
- Management incentives
- Training

Leveraging Existing Customer Relationships

RUSKIN®

Gates®

Hart&Cooley® install confidence



GM Supplier of the Year Award



GEM10 Module

Gates GEM 10


Gates

Electro-Mechanical Drive System

EMD
ELECTRO-MECHANICAL DRIVE





Aftermarket Strength

The Home Depot
Shop. Learn. Improve.
homedepot.com ... we're always open.

UAP

NAPA

CARQUEST

Advance Auto Parts

Lowe's
Home Improvement Warehouse
Improving Home Improvement

CSK AUTO

Discount Auto Parts

O'Reilly

WAL★MART

Canadian Tire

PEPBOYS

Motor Traders
Automotive Parts, Tools and Equipment

CarParts

ACDelco

Repco

Mighty

COSTCO

Coventry Auto Parts Pty Ltd
Australia's Automotive Parts Specialists

ROCCA BROS.
AUTO PARTS & ACCESSORIES

Aftermarket Products


REPAIR KIT
For GM Cars & Light Trucks
Stant

Low Cost Producer



Resources into Value Creating Areas

- Rigorous review of underperforming businesses
- Exit those not expected to generate economic returns



Value destroying
Value creating
Value releasing
Value limiting
Growth
20%
15%
10%
5%
0%
-5%
-10%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
Spread


Gates
A Tomkins Company
SCHRADER ELECTRONICS
A Tomkins Company
LASCO
BATHWARE
A Tomkins Company
Hart&Cooley
install confidence
A Tomkins Company

2002 Presentation to Investors and Analysts



Tomkins

nnouncement File : C:\DIPS\S198BARC.ANN

age : 1

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1 ✓

Company Name:
Tomkins plc ✓

Full Issuer Name:
Tomkins plc ✓

AVS Security Number:
Unknown ✓

Release Date:
IMMEDIATELY ✓

Release Time:
IMMEDIATELY ✓

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton ✓

Tel. No:
020-8871-4544 ✓

Announcement Given To Third Parties:

Amendment:
No ✓

Headline:
Holding in company ✓

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins plc ✓

2 Name of shareholder having a major interest:
Barclays PLC ✓

3 Please state whether notification indicates that it is in respect of holding

On
DN
3/7/02.

AVS: 487225
CNS: 1363Y 3/7/02 14:03:36

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified (see additional info.)

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
2 July 2002

12 Total holding following this notification:
Not notified (see additional info.)

13 Total percentage holding of issued class following this notification:
Not notified (see additional info.)

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
3 July 2002

Additional Information:

The shareholder's interest has ceased to be notifiable as it has decreased to below 3%.

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
2

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
Kenneth Lever

3 Please state whether notification indicates that it is in respect of

Checked
DB

AVS: 707705
CNS: 2089 Y 4/7/02 15:30:07

holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Not applicable

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of options (see 17 below)

7 Number of shares/amount of stock acquired:

8 Percentage of issued class:

9 Number of shares/amount of stock disposed:

10 Percentage of issued class:

11 Class of security:
Not applicable

12 Price per share:
Not applicable

13 Date of transaction:
Not applicable

14 Date company informed:
Not applicable

15 Total holding following this notification:

16 Total percentage holding of issued class following this notification:

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
3 July 2002

18 Period during which or date on which exercisable:
03.07.2005 - 02.07.2012

19 Total amount paid (if any) for grant of the option:
Nil

20 Description of shares or debentures involved: class, number:
150,000 Ordinary shares of 5p each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
244.75p

22 Total number of shares or debentures over which options held following this notification:
728,000

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020-8871-4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
Anthony John Reading

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Not applicable

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Grant of options (see 17 below)

7 Number of shares/amount of stock acquired:

8 Percentage of issued class: ✓

9 Number of shares/amount of stock disposed: ✓

10 Percentage of issued class: ✓

11 Class of security:
Not applicable ✓

12 Price per share:
Not applicable ✓

13 Date of transaction:
Not applicable ✓

14 Date company informed:
Not applicable ✓

15 Total holding following this notification: ✓

16 Total percentage holding of issued class following this notification: ✓

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
3 July 2002 ✓

18 Period during which or date on which exercisable:
03.07.2005 - 02.07.2012 ✓

19 Total amount paid (if any) for grant of the option:
Nil ✓

20 Description of shares or debentures involved: class, number:
150,000 Ordinary shares of 5p each ✓

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
244.75p ✓

22 Total number of shares or debentures over which options held following this notification:
564,646 ✓

23 Contact name for queries:
Denise Burton ✓

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary

Additional Information:

NNNN

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Tomkins plc

2 Name of shareholder having a major interest:
Brandes Investment Partners

3 Please state whether notification indicates that it is in respect of holding

of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
As 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
Not notified

5 Number of shares/amount of stock acquired:
Not applicable

6 Percentage of issued class:
Not applicable

7 Number of shares/amount of stock disposed:
Not notified (see additional info.)

8 Percentage of issued class:
Not notified

9 Class of security:
Ordinary shares of 5p each

10 Date of transaction:
Not notified

11 Date company informed:
16 July 2002

12 Total holding following this notification:
20,867,090 (see additional information)

13 Total percentage holding of issued class following this notification:
2.70275%

14 Contact name for queries:
Denise Burton

15 Contact telephone number:
020-8871-4544

16 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary

17 Date of notification:
17 July 2002

Additional Information:

7. The notification is in respect of the shareholder's interest decreasing to less than 3% of the Company's issued Ordinary share capital.

12. 20,867,090 - held as 920,330 Ordinary shares and 4,986,690 American Depositary Receipts (each representing 4 Ordinary shares).

NNNN

Tomkins

Tomkins plc
East Putney House
84 Upper Richmond Road
London SW15 2ST

Tel +44 (0)20 8871 4544
Fax +44 (0)20 8877 9700
Email comments@tomkins.co.uk
Web www.tomkins.co.uk

News Release

29 July 2002

Appointment of Company Secretary

Tomkins plc announces that Norman Porter will be joining the Group on 1 August 2002 as Company Secretary. He was previously Group Company Secretary at Marconi plc and its predecessor, GEC.

Further to the announcement on 27 June 2002, Richard Marchant, Administration Director and Company Secretary, will be retiring from the Board on 31 July 2002.

- ends -

Enquiries to:

Tomkins plc
Stephen Devany — Tel: + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head — Tel: + 44 (0) 20 7251 3801
Charlotte Festing

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
6

Company Name:
Tomkins plc

Full Issuer Name:
Tomkins plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020 8871 4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
Sir Brian Ivor Pitman

3 Please state whether notification indicates that it is in respect of

holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchase of shares

7 Number of shares/amount of stock acquired:
2,000

8 Percentage of issued class:
0.00026%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
229.745 pence

13 Date of transaction:
31 July 2002

14 Date company informed:
31 July 2002

15 Total holding following this notification:
9,717

16 Total percentage holding of issued class following this notification:
0.00126%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

DW

19 Total amount paid (if any) for grant of the option: ✓

20 Description of shares or debentures involved: class, number: ✓

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: ✓

22 Total number of shares or debentures over which options held following this notification: ✓

23 Contact name for queries:
Denise Burton ✓

24 Contact telephone number:
020 8871 4544 ✓

25 Name of company official responsible for making notification:
Denise Burton, Deputy Company Secretary ✓

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc ✓

2 Name of director:
Marshall Frederick Wallach ✓

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above ✓

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above ✓

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable ✓

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchase of shares ✓

7 Number of shares/amount of stock acquired:
2,000 ✓

8 Percentage of issued class:
0.00026%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
229.745 pence

13 Date of transaction:
31 July 2002

14 Date company informed:
31 July 2002

15 Total holding following this notification:
113,000

16 Total percentage holding of issued class following this notification:
0.01464%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton, Deputy Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
Kenneth Joseph Minton

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchase of shares

7 Number of shares/amount of stock acquired:
2,000

8 Percentage of issued class:
0.00026%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
229.745 pence

13 Date of transaction:
31 July 2002

DB

14 Date company informed:
31 July 2002

15 Total holding following this notification:
104,000

16 Total percentage holding of issued class following this notification:
0.01347%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
Norman Neill Broadhurst

3 Please state whether notification indicates that it is in respect of

holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchase of shares

7 Number of shares/amount of stock acquired:
2,000

8 Percentage of issued class:
0.00026%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
229.745 pence

13 Date of transaction:
31 July 2002

14 Date company informed:
31 July 2002

15 Total holding following this notification:
8,000

16 Total percentage holding of issued class following this notification:
0.00104%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton - Deputy Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
John Michael Joseph Keenan

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchase of shares

7 Number of shares/amount of stock acquired:
2,000

8 Percentage of issued class:
0.00026%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
229.745p

13 Date of transaction:
31 July 2002

14 Date company informed:
31 July 2002

15 Total holding following this notification:
7,000

16 Total percentage holding of issued class following this notification:
0.00091%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton, Deputy Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins plc

2 Name of director:
David Baxter Newlands

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchase of shares

7 Number of shares/amount of stock acquired:
2,000

8 Percentage of issued class:
0.00026%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
229.745 pence

13 Date of transaction:
31 July 2002

14 Date company informed:
31 July 2002

15 Total holding following this notification:
292,515 (beneficial); 20,000 (non-beneficial)

16 Total percentage holding of issued class following this notification:
0.03789% (beneficial); 0.00260% (non-beneficial)

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries:
Denise Burton

24 Contact telephone number:
020 8871 4544

25 Name of company official responsible for making notification:
Denise Burton, Deputy Company Secretary

Additional Information:

NNNN